Form 20-F
period 2025-02-28
Fast Track Group
filed 2025-07-14
CIK 2027262

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: For the transition period from __________ to ____________

Commission file number: 001-42426

FAST TRACK GROUP
(Exact name of the Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12 Mohamed Sultan Road

#04-01, Singapore 238961

(Address of principal executive offices)

Kwong Choong Kuen

Tel: +65 6531 0075

Email: ck@fastrackevents.com

12 Mohamed Sultan Road

#04-01, Singapore 238961

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share	FTRK	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had approximately 17,500,000 ordinary shares issued and outstanding as of February 28, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐	Large Accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer
				☒	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

i

ii

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

iii

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic.

These statements are subjective. Therefore, they involve known and unknown risks.

They are based largely on our current expectations and projections about future events and financial trends, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, for reasons connected with measuring future developments, including:

1.	the correct measurement and identification of factors affecting our business;

2.	the extent of their likely impact; and/or

3.	the accuracy and completeness of the publicly available information regarding the factors upon which our business strategy is based.

Forward-looking statements should not be read as a guarantee of future performance or results. They will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time regarding future events. Consequently, they are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

iv

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

“Independent Registered Public Accounting Firm”	:	Assentsure PAC.

General

“Audit Committee”	:	The audit committee of our Board of Directors.

“Board” or “Board of Directors”	:	The board of Directors of our Company.

“Companies Act”	:	The Companies Act (Revised) of the Cayman Islands, as amended, supplemented, or modified from time to time.

“Company”, “Group” “we”, “us”	:	FAST TRACK GROUP.

“Compensation Committee”	:	The compensation committee of our Board of Directors.

“Controlling Shareholder”	:	Lim Sin Foo, Harris, our largest Major Shareholder.

“COVID-19”	:	Coronavirus disease 2019.

“Directors”	:	The directors of our Company.

“Employment Act”	:	Employment Act 1968 of Singapore, as amended, supplemented, or modified from time to time.

“Executive Officers”	:	The executive officers of our Company. See section titled “General Information On Our Group — Our Business Overview — Management.”

“FASB”	:	The Financial Accounting Standards Board.

“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending February 28 or February 29, as applicable.

“FTE”	:	Fast Track Events Pte. Ltd., a private company limited by shares under the laws of Singapore.

“GAAP”	:	Accounting principles generally accepted in the United States of America.

“GST”	:	Goods and Services Tax of Singapore.

“IPO”	:	The Company’s initial public offering of 3,750,000 ordinary shares, par value $0.001 per share at a price of $4 per share.

““Listing”	:	The listing and quotation of our Shares on Nasdaq Capital Market.

“Major Shareholder”	:	A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting Shares in our Company, and the total votes attached to that share, or those Shares, is not less than 5.0% of the total votes attached to all the voting Shares in our Company.

“Nasdaq”	:	The Nasdaq Stock Market LLC.

“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies.

“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors.

“Share(s)” or “Ordinary Shares”	:	Ordinary share(s) in the share capital of our Company.

“Singapore Companies Act”	:	Companies Act 1967 of Singapore, as amended, supplemented, or modified from time to time.

v

“Shareholders”	:	Registered holders of Shares.

“Track Record Period”	:	The period comprising the two financial years ended February 29, 2024 and February 28, 2025.

“Underwriting Agreement”	:	The Underwriting Agreement dated May 22, 2025 entered into between our Company and Alexander Capital, L.P., acting as the representative of the underwriters, pursuant to which the underwriters have severally but not jointly agreed to purchase, and we have agreed to sell to them, 3,750,000 of our Shares at the Offer Price, less the underwriting discounts, as described therein.

Currencies, Units and Others

“S$” or “SGD”	:	Singapore dollars, the lawful currency of the Republic of Singapore.

“US$” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the United States of America.

“%” or “per cent.”	:	Per centum.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

In this Report, references to “our Company” or to “the Company” are to Fast Track Group. and, unless the context otherwise requires, a reference to “we”, “our”, “us,” “the Company”, “our Company” or “our Group” or their other grammatical variations is a reference to our Company and our subsidiaries taken as a whole.

Certain of our customers and suppliers are referred to in this Report by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this Report are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this Report.

vi

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our ordinary shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investments.

Risks Related to Our Business and Industry

Our business depends on relationships between key agents, managers and artistes and any adverse changes in these relationships would adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our business, which comprises the Live Entertainment and Agency segments, is uniquely dependent on personal relationships, as our officers or other key personnel need to leverage on their existing network of relationships with artistes, key agents and managers in order to secure the rights to organize and manage the live events and concerts which are critical to our success.

Due to the importance of those industry contacts to our Live Entertainment and Agency business segments, any adverse change in the aforesaid relationships or the loss of any of our officers or other key personnel could affect these business segments.

We also cannot assure you that our officers and key personnel will remain with us in the long term, or that our associations with current industry contacts will be retained in the long term. If the key agents, managers, and artistes with whom we have established relationships are replaced by individuals with whom we are not familiar or with whom we have yet to establish good working relationships, we may experience a decline in customer and/or supplier engagement, which will in turn adversely affect our competitive position and our business, financial condition, results of operations, cash flows and prospects.

As a safeguard against such risks and to maintain our competitive position, our officers and key personnel will be required to enter into employment agreements with the Company that contain non-competition, non-solicitation, confidentiality or other restrictive covenants.

Our success depends on our key personnel and our ability to attract, motivate and retain a sufficient number of competent or qualified employees.

We are dependent on our Chief Executive Officer for various key aspects of our business, including but not limited to, project management and maintenance of customer/supplier relationships as well as sales and marketing. Mr. Lim Sin Foo, Harris, being our Chief Executive Officer, has been with our Group for over 10 years and he is supported by senior management personnel equipped with ample practical experience and the requisite industry expertise in the Live Entertainment and Agency industries. Ms. Low Jiayi, our Chief Operating Officer, has been with our Group since 2013, and is the overall person in charge for the majority of the projects that we have managed and organized. Such key personnel play an essential role in the operations of our Live Entertainment and Agency work. As such, our success and growth therefore depend to a large extent on our ability to hire and retain such competent, skilled and qualified key personnel. If our Chief Executive Officer or any member of our key personnel ceases to be involved with us in the future and we are unable to locate a suitable replacement in a timely manner, our overall management, administration, and implementation of our business development strategies may be negatively affected, which will consequently adversely affect our business, financial condition, results of operations, cash flows and prospects.

The Live Entertainment segment of our business may be adversely affected if we are unable to lease and/or acquire concert and event venues on favorable commercial terms.

We require event and concert venues from time to time for the events and/or concerts which we organize and manage. In the event that we are unable to lease or acquire such venues at our required dates and on terms favorable to us, revenue generated from those events and/or concerts that we organize may not generate sufficient revenue to cover our costs from organizing such events and/or concerts.

In the event we are not able to generate sufficient revenue from the events and/or concerts which we organize, our business, financial condition, results of operations, cash flows and prospects would be adversely affected.

Although Singapore has seen the development of more venues for holding events and concerts, thereby increasing the number of venue options available to us when we organize and/or manage an event or concert, we do not own any of these event or concert venues. Our long-term success in the organization and management of events and/or concerts will depend in part on our ability to lease these venues from and enter into collaboration agreements with the venue owners or managers. As many of these agreements are with third parties over whom we have little or no control, we may be unable to renew these agreements or enter into new agreements on terms which are commercially acceptable and favorable to us in respect of these venues. The ability to renew these agreements or obtain new agreements on favorable terms depends on a number of factors, many of which are also beyond our control. Such factors include local business conditions and competition from other events and/or concert organization and management companies. If the cost of renewing these agreements is too high or if we are unable to renew such agreements in time and/or on favorable terms, this may result in delays in our operations and costs overruns, which may have a material and adverse impact on our business, financial condition, results of operations, cash flows and prospects.

The entertainment events management industry is highly competitive.

We are dependent on demand from the entertainment events management industry, and we face intense competition, with some competitors having more manpower, more resources and the necessary licenses and qualifications. The large number of competitors may subject us to severe downward pricing pressure, which will reduce our profit margins. Should we fail to adapt to market conditions and customer preferences effectively or offer a relatively competitive bid or quote, we may not be able to secure our existing customers or attract new customers. Further, if our competitors adopt an aggressive pricing policy or establish relationships with our existing customers and/or suppliers and subcontractors, we may not be able to secure contracts with our existing customers and/or suppliers and subcontractors in the future. We may also compete in other areas, including the hiring of subcontractors and qualified employees. If we fail to compete in these areas, our business, financial condition, results of operations, cash flows and prospects will be materially and adversely affected.

If scheduled events and/or concerts are cancelled or postponed, our reputation may be adversely affected.

We incur a significant amount of upfront costs such as marketing and related costs when we plan and prepare for a concert or event. Accordingly, if a planned concert or event is cancelled, especially if the cancellation is close to the date of the planned concert or event, we would lose a substantial amount of sunk costs, fail to generate the anticipated revenue and may be forced to issue refunds for tickets sold. If a planned concert or event is postponed, we would incur substantial additional costs in connection with having to stage the event or concert on an alternative date and possibly, at an alternative venue as well, which may negatively impact the attendance as well as concession and merchandise sales. Further, we may, in certain situations, have to refund the cost of the tickets to ticket holders who are not available on the alternative date. The cancellation or postponement of an event and/or concert may have an adverse impact on our reputation, financial condition and results of operations. While we have not experienced any concert cancellation or postponement, we cannot assure you that such concert cancellation or postponement will not happen in the future, of which could cause a material and adverse impact on our business, financial condition, results of operations, cash flows and prospects in the future.

We are exposed to concentration risk of heavy reliance on our major customers.

A significant portion of our revenue was derived from a small number of customers during the years ended February 29, 2024 and February 28, 2025. For the year ended February 29, 2024, a single customer contributed 75% of our total revenue. In the year ended February 28, 2025, two different customers accounted for 60% and 37% of our total revenue, respectively. We may continue to have a concentration of customers in the future. Therefore, if our major customers do not engage our services and we cannot secure new customers on time, our business, financial condition and results of operation may be adversely affected.

There is also no assurance that the financial position of our major customers will remain healthy in the future and that we will be able to receive payments from such customers on time. Any deterioration of the businesses of our major customers could lead to delay and/or default in their payments to us. If our major customers fail to make timely payments to us, our cash flows and financial position may be materially and adversely affected.

We have entered into transactions with related parties, some of which are also our major customers.

We have entered into transactions with related parties, some of which are also our major customers. Although all related party transactions that we have entered into are on an arm’s length basis, we cannot assure you that such transactions in the future, individually or in aggregate, will not have an adverse effect on our financial condition and results of operations or that we could not have achieved more favorable terms if such transactions had not been entered into with related parties. Please see the section “Related Party Transactions” for more information.

In particular, the Company acted as an event consultant and provided services to Fast Steel Construction Pte Ltd (“FSC”), a related party, amounting to S$965,005 for the year ended February 29, 2024. The amount has been fully received as of February 29, 2024. The Company also acted as an event consultant and provided services to Fast Track Events Sdn Bhd (“FTESB”), a related party at the time such services were provided, amounting to S$205,946 for the year ended February 29, 2024. Mr. Lim Sin Foo, Harris was a director of FTESB until July 5, 2023, and FTESB was no longer a related party since then. The receivable balance due from FTESB was S$22,167 as of February 29, 2024 and S$22,260 (US$16,497) as of February 28, 2025.

Although there was significant reliance by the Company on FSC’s contribution to our revenue in the year ended February 29, 2024, the Company expects its reliance on revenue from related parties to decrease as the entertainment industry has gradually gone back to normal from 2024 onwards. Additionally, FTESB was no longer a related party or part of the Group as of July 5, 2023. There was no transaction with these related parties for the year ended February 28, 2025.

We may be liable for the losses incurred by the relevant artiste management companies in certain circumstances.

When artiste management companies sell to us rights to stage and organize concerts for their artistes, we occasionally sell such rights to other third party organizers by entering into back-to-back arrangements with the artiste management companies and the third party organizers. As we remain liable to the artiste management companies pursuant to the relevant contracts that we enter into with them, if the third party organizer breaches or fails to organize such concerts or events in accordance with the relevant terms, we may be liable for damages or losses incurred by the relevant artiste management companies due to the aforesaid breaches. This could adversely affect our reputation and financial condition. We have not encountered any incidents in the past which resulted in us being liable for such losses incurred by the relevant artiste management companies.

We are exposed to the risks in the non-performance and quality of our subcontracted works.

We conduct project management and certain media press release work in-house, and procure products and services from our suppliers which are mainly artistes management, music labels and audio visual technical companies. As such, we subcontract certain parts of our projects and services to third party subcontractors. We are therefore exposed to the risks that our subcontractors may not provide the subcontracted services or works on time or that the quality of the works or services subcontracted may not meet the requirements under the relevant contracts that we have entered into with our customers. Although we may enter into back-to-back arrangements with our subcontractors where the terms of our contract with our subcontractors are identical or substantially similar to the terms of our contract with our customers, we remain liable to our customers under the contracts that we enter into with them. As such, in the event that our subcontractor is unable to perform the subcontracted works or provide the required services in a satisfactory manner, we will be liable to our customers. Should we be unable to procure other subcontractors to complete the works, or to carry out the works ourselves at the same cost, this would adversely affect our business and our profitability.

Although we have not encountered any incidents in the past which resulted in us being exposed to risks in the non-performance and quality of our subcontracted works, we cannot assure you that such exposure to risks in the non-performance and quality of our subcontracted works will not happen in future, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Poor weather adversely affects attendance at our events and concerts, which could negatively impact our financial performance from period to period.

We organize many events and concerts. Poor weather conditions surrounding these events and concerts may affect sales of tickets, concessions, and merchandise, among other things. Due to weather conditions, we may be required to cancel or reschedule an event to another available day or a different venue, which would increase our costs for the event and could negatively impact the attendance at the event, which in turn could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our business may be sensitive to public tastes and depends partially on our ability to secure popular artistes and other live events and concerts.

Our business may be sensitive to rapidly changing public tastes and depends partially on the availability of popular artistes and events. Our Live Entertainment and Agency businesses depend in part on our ability to anticipate the tastes of consumers and to offer events that appeal to the masses. However, as consumer preferences change from time to time, we may not be able to anticipate, identify or react to these changes and secure entertainment acts or artistes which are current and popular. This in turn could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Accidents or mishaps may occur at our events or concerts despite safety measures.

Accidents or mishaps may occur at the events or concerts organized by us even though we have put in place certain safety measures. Such accidents or mishaps may severely disrupt the events or concerts and may expose us to personal injury litigation as well as damage our reputation. In such event, our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected. Further, if our insurance policies do not cover or do not adequately cover such claims, our results of operations and financial performance may be materially and adversely affected. We have not had any accident or mishap in the concerts and events that we organized in the past that had a material impact on our financials and/or operations. However, we cannot assure you that there will be no such accidents or mishaps in the concerts and events that we organize in the future, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We incur relatively substantial expenses relating to artiste cost in contracting an established artiste.

One of our business strategies is to secure established artistes to perform in various locations, such as different major cities within the region. In engaging such established artistes to perform in all these locations, we generally pay a substantial down-payment or advance to engage the established artistes, which forms part of our cost of sales in our consolidated financial statements. If we are unable to obtain financing or generate cash flow internally, the amount to be spent on engaging these established artistes may have to be reduced. This may adversely affect our ability to secure established artistes and our operations in the long run, which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

The advent of new media and other disruptive technologies may diminish the attractions of live concerts and events.

The advent of new media and other disruptive technologies may result in artistes and our other customers using alternative media and avenues to reach out to their fans, supporters and customers (as the case may be), thereby diminishing the attractiveness of live concerts and events. Such new or alternative media may take the form of different interactive technologies such as 3D, holography, and virtual reality, or other forms of disruptive technologies. If we are unable to improve our service offerings alongside technological advancements in the media and entertainment industry, we might experience a decline in our competitive edge which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our insurance coverage may be inadequate.

While we believe that we have adequately insured our operations and properties in a way that we believe is customary in the Live Entertainment and Agency business and in amounts that we believe to be commercially appropriate, we may become subject to liabilities for events against which we are not adequately insured or which we cannot be insured on terms which are acceptable to us. Examples of these events include natural disasters, riots, general strikes, and acts of terrorism. Some of the losses we suffer may also not be easily quantifiable and may damage our reputation.

Our business, financial condition, results of operations, cash flows and prospects may be adversely affected if:

●	an event occurs for which we are not adequately or sufficiently insured;

●	one or more large claims is or are successfully asserted against us that exceed the available insurance coverage;

●	any of our insurance claims are contested by the insurance company; and/or

●	we are not able to purchase insurance of the types and in the amounts that we deem necessary at acceptable premiums.

We face risks from doing business in the region.

We organize and/or manage live events and concerts not only in Singapore but also in Malaysia and Australia. As a result, our business is subject to certain risks inherent in conducting business overseas, many of which are beyond our control. These risks include but are not limited to:

●	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

●	inflation, interest rates and general conditions;

●	changes in local regulatory requirements, including restrictions on content;

●	differing cultural tastes and attitudes;

●	differing degrees of protection for intellectual property;

●	the instability of foreign economies and governments;

●	fluctuating foreign exchange rates;

●	the spread of communicable diseases in such jurisdictions, which may impact business in such jurisdictions; and

●	natural disasters, war and acts of terrorism.

An adverse development related to any of the abovementioned factors and other risks associated with international trade may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects if we are unable to adapt our business strategies or operations accordingly.

The Group’s economic performance is subject to a variety of internal and external factors, which may negatively impact the Group’s result and margins.

The Group’s economic performance is subject to a variety of internal and external factors. The occurrence of external circumstances and factors beyond management’s control, including the macroeconomic conditions and the consequences of the ongoing conflicts between Russia and Ukraine, and Israel and Hamas, could have a material adverse effect on the Group’s business, financial condition and results of operations. Any economic downturn or slowdown or negative business sentiment could have an indirect potential impact on our industry. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs. As a result, our business operations and financial performance may be adversely affected.

We may be affected by terrorist attacks, natural disasters, outbreaks of communicable diseases and other events beyond our control.

Our business may be adversely affected by instability, disruption or destruction in a geographic region of Singapore, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or manmade disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease (including the COVID-19 pandemic). Such events may have an adverse impact on the live concert and entertainment industry and our business, as well as give rise to sudden significant changes in regional and global economic conditions and cycles. The consequences of any such terrorist attacks, natural disasters or other events beyond our control are unpredictable, and we are not able to foresee events of such nature, which could cause interruptions to parts of our businesses and have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Additionally, an outbreak of Zika, SARS, avian influenza, Influenza A (H1N1) and/or other communicable diseases, if uncontrolled, could affect our operations, as well as the promotion of and attendance at live events and concerts by the public. This may lead to a decrease in demand for our services by artiste management companies and event organizers, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Further, in the event that our employees and/or employees of our suppliers are infected or suspected of being infected with any communicable disease, we and/or our suppliers may be required by health authorities to temporarily shut down the affected premises or offices and quarantine the relevant employees to prevent the spread of the disease.

For example, the COVID-19 pandemic had resulted in temporary delays and suspensions or cancellation of our projects and shortage of labor given that our employees returning from certain countries may be subject to health and safety restrictions under the Infectious Diseases Act 1976 of Singapore, which severely disrupted our business operations and had a material and adverse effect on our business operations, financial condition, results of operations and prospects. In addition, our revenue and profitability may be materially affected if any health epidemic or virus outbreak affects the overall economic and market conditions in Singapore. Failure to meet our customers’ expectations could damage our sales and reputation, and may, as a result, lead to loss of business and affect our ability to attract new business. The occurrence of a catastrophic event could have a material effect on our business, prospects, financial condition and results of operations.

The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the market in which we operate.

The COVID-19 pandemic has caused volatility in the global economy. Government measures taken in response to the pandemic, including quarantine orders, as well as other indirect effects that the COVID-19 pandemic is having on global economic activity have also resulted in operating and logistics risks for us, and operations by our suppliers and/or subcontractors were impacted by changed protocols or working practices. Preventative measures put in place to tackle the COVID-19 pandemic could negatively impact our operations. For instance, a lockdown may impact our ability to organize live events. Safe distancing measures could reduce the number of workers and staff that we can allocate to work on each project thus delaying the overall progress. Additionally, safe distancing measures that generally stipulate limited numbers of people gathering in groups will be a risk to the organization of live events that typically involve large crowds. As a result of these measures, many artistes management companies opted to organize smaller scale digital events or concerts that do not require external organizers like ourselves. The COVID-19 pandemic has also led to sharp reductions in global growth rates and the ultimate impact on the global economy remains uncertain. Accordingly, the COVID-19 pandemic may have significant negative impacts in the medium and long term, including on our business, financial condition, results of operations, cash flows and prospects.

For instance, due to the COVID-19 outbreak, we faced a high number of cancellations of our events and projects due to quarantine measures and safe distancing restrictions imposed by the government. As a result of the reduced number of in-person events being organized, revenue from our live entertainment and agency business segments decreased by 95% from FY2020 to FY2023. As a result, our Major Customers and Major Suppliers/Contractors for FY2023 and FY2024 may not be indicative of our customers or suppliers/contractors during the financial period before COVID-19 or our future customers or suppliers/contractors for the financial year after February 29, 2024.

Live Entertainment have since gradually gone back to normal from 2023 onwards, the overall cost of hosting a live entertainment show has increased significantly.

The impact of the COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place.

Such risks include, but are not limited to, our ability to secure new customers, the viability of alternative business strategies, difficulties in the assimilation of operations, technologies, systems and personnel, unforeseen liabilities and loss of capital.

We depend on the strength of our brand and any dilution of our brand value would adversely affect our business.

We are dependent on our track record, reputation, brand recognition, long-standing business relationships and credibility. We believe that our customers associate our brand name with one of the highest quality of management and events services in Singapore, which gives us a competitive advantage over the majority of our competitors. For instance, we often receive enquiries for our services based on referrals made by our existing customers, and our customers regularly request for our name and/or our logo to be included in their marketing materials. The strength of our brand is important in our engagement with new customers and is an important metric in our securing of new projects. While we believe our brand and services are recognized by our customers in the industry we operate in, it is possible that our competitors and or other third parties may adopt brands or marks similar to ours, which may lead to brand confusion among existing and potential customers. If unauthorized third parties exploit the use of our brand name, our reputation and goodwill and hence our ability to maintain our competitive edge may be adversely affected.

There is no assurance that our future plans will be commercially successful.

We intend to expand our operations locally and overseas into new geographic markets in accordance with our future plans as set out in the section entitled “Our Strategies and Future Plans” of this prospectus. Such expansion plans involve numerous risks, including but not limited to, our ability to secure locations for the setting up of new offices, expand our current facilities in a cost efficient manner, enter into joint ventures and/or acquire companies that are complementary to our existing businesses.

We cannot assure you that such expansion plans will be commercially successful or if we are able to enter new geographical markets to expand our Live Entertainment and Agency business. These expansion plans will require substantial capital expenditure, financial and management resources and are subject to factors beyond our control, such as government legislation, regulatory approvals, general economic conditions, and global or local trends.

We may also not be successful in integrating any acquired businesses and might not achieve the anticipated synergies for revenue growth and cost benefits.

Our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected if we:

●	fail to achieve a sufficient level of revenue;

●	experience performance problems with an acquired company, such as the incurrence of debt, contingent liabilities, possible impairment charges related to goodwill or other intangible assets; and/or

●	encounter any other unanticipated events or circumstances.

Our business, financial condition, results of operations, cash flows and prospects may be adversely affected by exchange rates.

For our Live Entertainment business segment, we are exposed to exchange rate fluctuations, to the extent that the fees of the artistes we engage and the contracts that we sign are paid in US$. We sell our tickets and other revenue in Singapore and in S$. For our Agency business segment, we make payment to the artistes we engage in US$ and we receive payment from our customers in US$.

Our functional reporting currency for our statutory financial statements is presented in S$, and therefore, US$ payments will have to be translated into S$ on every reporting date. Any currency exchange gain or loss resulting from the translation is recognized as other comprehensive income and accumulated in the foreign currency translation reserve, under equity. If the resulting translation differences are significant, they may materially affect our results and shareholders’ funds position. Additionally, the computation of bank covenants and debt ratios may also be affected.

Our business may be subject to disputes and claims between us, our suppliers and our customers.

We may be involved in disputes or claims between us, our suppliers and/or our customers on grounds such as non-adherence to contract terms, delays, breach of contract and/or other losses suffered by either party. These disputes and/or claims may lead to legal and other proceedings and may result in substantial costs and diversion of our management’s resources and attention from our business. In the event that such disputes, claims, legal and/or other proceedings are not concluded in our favor and we are made liable for the claims and/or damages and incur legal and other costs, or we accept settlement terms that are unfavorable to us, our reputation, business, financial condition, results of operations, cash flows and prospects may be adversely affected. We have not had disputes or claims with our suppliers and/or customers in the past which had a material impact on our financials and/or operations. However, we cannot assure you that we will not have disputes or claims with our suppliers and/or customers in the future which could have a material and adverse impact on our business, financial condition, results of operations, cash flows and prospects.

Our revenue is mainly derived from projects which are non-recurring in nature and we may not be able to secure new suppliers, customers and/or projects continuously. Our historical financial and operating results are therefore not indicative of future performance.

Our contracts are mainly project-based and the work projects are largely non-recurring in nature. Hence, it is crucial that we are able to secure new projects of similar or larger value or a similar number of projects on a continual basis. As our revenue is mainly derived from projects which are non-recurring in nature, there is no assurance that we will be able to secure new suppliers, customers and/or new projects from our existing projects. To secure new contracts, we have to successfully engage artistes to appear and/or perform at our events. In the event that we are unable to maintain business relationships with our existing artistes or artiste managers and secure contracts with them, our business, financial condition, results of operations, cash flows and prospects will be adversely affected.

Our revenue, operating expenses and results of operations, therefore, may vary from period to period and from year to year in response to the reasons above, as well as a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income, retail spending, and confidence. Owing to these factors, among others, we believe that year-to-year or even period-to-period comparisons of our historical results of operations may not be indicative of our future performance and undue reliance should not be placed on these comparisons to predict our future financial performance or the future performance of our Shares.

Because we are incorporated under the laws of the Cayman Islands, our Controlling Shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit. You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal or state courts may be limited.

While under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our memorandum and articles of association will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of our IPO. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practices with respect to any corporate governance matter. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Governing Documents — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

Our cash flows may fluctuate due to the payment practice applied to our projects.

Our Live Entertainment segment’s projects normally incur net cash outflows in the initial stage of carrying out our works when we are required to pay for the setting up, wages for workers, accommodation costs, hiring of subcontractors, and commencement of works. For example, ticketing companies, which are the vendors that collect payment from our customers, will pay us ticket revenue seven (7) days after the end of an event, but we have to bear costs such as upfront payment to artiste and/or tour management companies during the period leading up to the event. Such a payment arrangement will move us from net cash outflows at the early stage to net cash inflows after the event. We undertake a number of projects at any given period and therefore we could offset the cash inflow of certain projects against the cash outflow of others. However, should the mix of our projects be such that there are more abovementioned upfront expenses in the initial stage, our corresponding cash flow position may be adversely affected, which may in turn adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our funding requirements and proposed deployment of the net proceeds from our IPO are based on management estimates and may be subject to changes based on various factors, some of which are beyond our control.

Our funding requirements and deployment of the net proceeds from our IPO are based on internal management estimates, based on assumptions, current market conditions and our business plan. Our funding requirements may be subject to changes based on various factors such as financial and market condition, business and strategy, competition, negotiation with vendors, variation in cost estimates on account of factors and other external factors such as changes in the business environment and interest or exchange rate fluctuations, which may not be within the control of our management. We operate in a highly competitive and dynamic industry and may have to revise our estimates from time to time on account of changes in external circumstances or costs, or changes in other financial conditions, business or strategy. This may entail rescheduling, revising or cancelling planned expenditure and funding requirements at our discretion.

As we grow our business, our working capital requirements will increase. In order to access new markets, increase our market share and/or enhance our service offerings and technical capabilities, we may also pursue investment opportunities which are in line with our growth strategy. We may also find other opportunities to grow which cannot be predicted at this juncture. To the extent that funds generated from operations are insufficient, we may have to raise additional funds to meet new financial requirements. These additional funds may be raised by way of issuance of new shares through a placement or rights offering (which would be subject to Shareholders’ approval if necessary) or by way of borrowings. The availability of credit and financing costs may be influenced by investor confidence and any factors the impact general market confidence. This could include for example, a decrease in credit ratings, central bank intervention and changes to interest rates. If we are unable to obtain sufficient funding for our business, our business, financial condition and results of operations may be materially and adversely affected.

The operations of entertainment events management companies in Singapore are subject to compliance with a number of regulatory requirements, which may affect our operating costs and profitability.

As with other similar companies, our operations are required to comply with various safety, employee protection and environmental protection laws, regulations and requirements in Singapore, among which certain material ones are summarized in the section titled “Regulations” of this prospectus. In the event that our operations fail to meet these requirements, we may be subject to fines or other remedial measures. Furthermore, our ability to obtain new projects in the future will be affected by any of our non-compliance with the applicable laws, regulations and requirements. Additionally, we may incur additional costs to ensure compliance if there are any changes to the relevant requirements in the future.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, and liquidity of international capital and lending markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We may not be able to meet our cash requirements without obtaining additional capital from external sources.

Our audited financial statements have been prepared assuming that we will continue as a going concern, which contemplates the recovery of our assets and the satisfaction of our liabilities in the normal course of business. As of February 28, 2025, our current liabilities exceeded current assets by S$951,761 (US$705,350) and the Company had an accumulated deficit of S2,305,517 (US$1,708,619). These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

We anticipate that cash provided by our IPO and our operating activities will be sufficient to meet our currently estimated cash requirements for at least the next 12 months. Nonetheless, we operate in a market that makes our prospects difficult to evaluate. Until we could achieve a level of positive operating cash flows adequate to support our cost structure, we would need to rely on additional financing. There is no assurance such financing will be available to us when needed or that such financing would be available under favorable terms. If we are unable to obtain sufficient funding, we may be required to significantly curtail our planned operations, which may have a material adverse impact on our ability to continue as a going concern.

We are subject to credit risk pertaining to a related-party liability, which could adversely affect our liquidity and financial condition.

We are exposed to credit risk pertaining to a related-party liability. Since the incorporation of FTE, our director, Lim Sin Foo, Harris made payments on behalf of the Company from time to time, to cover operating expenses as and when required by the Company. The payable balance due to director was S$330,762 and S$691,981 (US$512,827) as of February 29, 2024 and February 28, 2025 respectively. The Company has been granted a waiver amounting to S$1,000,000 (US$743,100) for the year ended February 29, 2024. As there was no written agreement entered into between the Company and our director, Lim Sin Foo, Harris, if there is a demand from our director, Lim Sin Foo, Harris for these payments during such time where we have insufficient funds, our liquidity and financial condition would be adversely affected. See “Related Party Transactions” for more information.

Our success is highly dependent on our ability to obtain a substantial amount of capital for our business.

We will need substantial capital in order to complete payments needed for our Live Entertainment segment projects. If we are unable to obtain sufficient financing, then it could result in significant delays in those projects, which could have a material adverse effect on our business and our ability to repay our existing indebtedness.

Approximately 10% of our proceeds of our IPO will be used to expand our project portfolio to overseas markets, primarily in the Southeast Asia region. Expansion into overseas markets will have certain risks, which could have a material adverse effect on our business.

The expansion into overseas markets will have certain risks as we may have limited or no operating experience in certain markets. As a result, we may not be able to attract a sufficient number of new customers due to limited presence and brand recognition in such overseas market and may fail to compete effectively in these markets. In addition, such expansion may increasingly subject us to risks inherent in conducting business internationally, including but not limited to that we may not be able to obtain sufficient financing to support our overseas expansion, local political instability, civil unrest or terrorism in such regions, economic uncertainties and recessions in such regions, failure to comply with laws and regulations, approval or license requirements, as well as industry or technical standards of the overseas market, challenges in administering and providing support to overseas operations, differences in cultural, commercial and operating environments and corporate governance, and failure to recruit and retain competent personnel, each of which may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ business data. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology, or IT, systems, some of which have involved sophisticated and highly targeted cybersecurity attacks, including on portions of their websites or infrastructure. We may also be subjected to breaches of cybersecurity by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about cybersecurity are increased when we transmit information. Electronic transmissions can also be subjected to cybersecurity attacks, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other cybersecurity attacks could be targeted against us for a variety of purposes, including interfering with our products and services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liabilities, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability. A misuse of such data or a cybersecurity breach could harm our reputation and deter customers from using our products and services, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liabilities, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under applying laws or regulations.

We cannot assure you that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us or our customers to obtain reimbursement in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material and adverse effect on our business, financial condition and results of operations.

Cybersecurity attack incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material and adverse effect on our business, financial condition and results of operations.

We could incur substantial costs as a result of data protection concerns or IT systems disruption or failure.

While we have not been the subject of any cyber-attacks or IT system failures that have had a material impact on our Group, our business may be impacted by such attacks or system failures in the future. Cybersecurity attacks, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data. A cyberattack or system failure may result in operational downtimes and/or delays, which may have a detrimental impact on our ability to provide services to our customers.

We handle the personal data of customers in the ordinary course of providing services to customers. While we have implemented measures to protect sensitive information and confidential and personal data and comply with applicable laws, rules and regulations, our facilities and systems may be vulnerable to security breaches and other data loss, including cyber-attacks. In addition, it is not possible to predict the impact on our business of any future loss, alteration or misappropriation of information in our possession related to us, our employees, former employees, customers, suppliers or others. This could lead to negative publicity, legal claims, theft, modification or destruction of proprietary or other key information, damage to or inaccessibility of critical systems, operational downtimes and/or delays and other significant costs, which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to our Shares

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares was determined by negotiations between us and the underwriters, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Ordinary Shares.

As a public company in the United States, we are subjected to the Sarbanes- Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of our IPO, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior April 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of Ordinary Shares in the public market after our IPO, or the perception that these sales could occur, could cause the market price of the Ordinary Shares to decline. Immediately after the completion of our IPO, we have 21,812,500 Ordinary Shares outstanding. All Ordinary Shares sold in our IPO will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The Company and our executive officers and directors have agreed not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares, or securities convertible into or exercisable or exchangeable for our Ordinary Shares, for a period of 180 days following the effective date of the registration statement of which this prospectus forms a part, subject to certain exceptions. Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares was determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to the completion of our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from our IPO for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from our IPO and could spend the net proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of our IPO. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of our IPO, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

As a foreign private issuer and “controlled company” within the meaning of the Nasdaq’s corporate governance rules, we are permitted to rely on exemptions from certain of the Nasdaq corporate governance standards. Our choice to rely on such exemptions may afford less protection to holders of our ordinary shares. We intend to comply with the Nasdaq Corporate Governance rules applicable to foreign private issuers and do not intend to rely on such controlled company exemptions.

The Nasdaq corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. If we choose to rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, a majority of the directors on our board of directors will not be required to be independent directors, our remuneration committee will not be required to be comprised entirely of independent directors and we will not be required to have a nominating committee. Therefore, our board of directors approach to governance will be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the Nasdaq corporate governance standards.

A “controlled company” under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following our IPO, our principal shareholder will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a controlled company, if we may elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating committee consist entirely of independent directors.

Should we choose to rely on the above exemptions, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced. However, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers and do not intend to rely on the above exemptions of controlled company.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We were approved for listing of our Ordinary Shares on the Nasdaq Capital Market upon consummation of our IPO. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following our IPO, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our memorandum of association (the “Memorandum”) and articles of association (the “Articles of Association”), as amended from time to time (collectively the “Memorandum and Articles of Association”), which will become effective on or before the completion of our IPO, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue preference shares in one or more series and to designate the rights, preferences and restrictions of such preference shares without any further vote or action by our shareholders; and

●	provisions that limit the ability of our shareholders to requisition and convene general meetings of shareholders.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed on the Nasdaq Capital Market, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Depository Trust Company (“DTC”) systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than they would as public shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares which carry in aggregate not less than 10% of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of not less than seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person, through their authorized representative or by proxy two or more shareholders entitled to vote on resolutions of shareholders to be considered at the meeting except where there is only one shareholder entitled to vote on resolutions of shareholders to be considered at the meeting in which case the quorum shall be one shareholder.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. We are not currently expected to be treated as a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and, thus, is subject to change. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Our pre-IPO shareholders will be able to sell their shares upon completion of our IPO subject to restrictions under Rule 144 under the Securities Act.

Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after the completion of our IPO. Because these shareholders have paid a lower price per Ordinary Share than participants in our IPO, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following the completion of the offering, to the detriment of participants in our IPO. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of our IPO. Our Executive Officers, Directors and Major Shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Shares, or any securities convertible into or exchangeable or exercisable for our Shares, for a period of six months after the date of this prospectus. After the expiration of the six months’ period, the Shares held by our Directors, Executive Officers and our existing Shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings. See “Underwriting.”

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our Company and any director or manager of the Company who knowingly and willfully authorizes or permits any distribution or dividend to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would commit an offence and may be liable to a fine of Cayman Islands dollars 15,000 and to imprisonment for five years in the Cayman Islands.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, as amended and by the Companies Act (As Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on the civil liability provisions of U.S. securities laws, so far as the liabilities imposed by those provisions are penal in nature.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Risks Related to Regulations and Litigation

We are subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to comply could harm our brand and reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

The laws, regulations, standards and policies governing the provision of entertainment events management services vary from jurisdiction to jurisdiction. The application of these types of laws to our operations continues to be difficult to predict but could pose operational challenges for us in the future. Because laws vary from jurisdiction to jurisdiction, our services must be continually monitored for compliance with the various rules and requirements, which may change from time to time. Furthermore, the costs of compliance, including remediation of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in additional expenses, delays or fines. The applicable laws, regulations, standards and policies relating to the provision of entertainment events management services in the different jurisdictions in which our customers are located in continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may be involved in legal proceedings from time to time. In addition to the related cost, managing and defending litigation can divert our management’s attention. We may also need to pay damages to settle claims with a substantial amount of cash. Any of these could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Our Group’s history can be traced back to 2012 when Mr. Lim Sin Foo, Harris saw an opportunity in the demand for an entertainment-focused event management and marketing services. This resulted in the incorporation of Fast Track Events Pte. Ltd. Since then, we have grown into a one-stop shop that provides a full range of services for the organization and management of various events.

Corporate Reorganization

Our Company was incorporated in the Cayman Islands on May 31, 2024 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$50,000 divided into 50,000,000 Ordinary Shares, with a par value of US$0.001 each. TCX HOLDINGS LTD was incorporated under the laws of the British Virgin Islands on May 31, 2024 as an investment holding company.

As part of our Group’s internal reorganization for the purposes of the Offering, TCX HOLDINGS LTD was incorporated in the British Virgin Islands on May 31, 2024, and authorized to issue a maximum of 50,000 no par value shares of a single class. Prior to the reorganization, TCX HOLDINGS LTD issued 1 share, which is held by Mr. Lim Sin Foo, Harris.

On June 27, 2024, each of Mr. Lim Sin Foo, Harris, Bai Ye Private Limited, Ms. Low Jiayi, Ms. Chua Pak Gek, Mr. Selwyn Lim Chin Kiat, Ms. Rina Lim Fei Wen, Mr. Marcus Wong Wei Fu, and Mr. Bill Lim Tao Xuan, transferred their respective shares in Fast Track Events Pte. Ltd., representing in aggregate 100% of the issued share capital of Fast Track Events Pte. Ltd., to TCX HOLDINGS LTD. The consideration for the share transfers was satisfied by the allotment and issuance of 9,999 Ordinary Shares in TCX HOLDINGS LTD. On July 2, 2024 each of Mr. Lim Sin Foo, Harris, Bai Ye Private Limited, Ms. Low Jiayi, Ms. Chua Pak Gek, Mr. Selwyn Lim Chin Kiat, Ms. Rina Lim Fei Wen, Mr. Marcus Wong Wei Fu, and Mr. Bill Lim Tao Xuan, transferred their respective shares in TCX HOLDINGS LTD, representing in aggregate 100% of the issued share capital of TCX HOLDINGS LTD, to FAST TRACK GROUP. The consideration for the share transfers was satisfied by the allotment and issuance of 17,499,999 Ordinary Shares in aggregate by FAST TRACK GROUP on July 2, 2024, to each of Mr. Lim Sin Foo, Harris, Bai Ye Private Limited, Ms. Low Jiayi, Ms. Chua Pak Gek, Mr. Selwyn Lim Chin Kiat, Ms. Rina Lim Fei Wen, Mr. Marcus Wong Wei Fu, and Mr. Bill Lim Tao Xuan, each credited as fully paid.

Upon completion of the reorganization, our Company became the holding company of our Group and our shares are held as follows: 7,000,000; 4,593,750; 1,750,000; 831,250; 831,250; 831,250; 831,250 and 831,250 Ordinary Shares held by each of Mr. Lim Sin Foo, Harris, Bai Ye Private Limited, Ms. Low Jiayi, Ms. Chua Pak Gek, Mr. Selwyn Lim Chin Kiat, Ms. Rina Lim Fei Wen, Mr. Marcus Wong Wei Fu, and Mr. Bill Lim Tao Xuan, respectively.

IPO

On May 22, 2025, the Company entered into an underwriting agreement with Alexander Capital, L.P., as representative of the several underwriters named thereof, in connection with its initial public offering of 3,750,000 ordinary shares, par value $0.001 per share at a price of $4 per share. The underwriters also had an option for a period of 45 days to purchase up to 562,500 ordinary shares to cover over-allotments, if any. The Company has also agreed to issue to the representative as compensation Representative’s Warrants exercisable for a period of five years from the date of issuance of up to 431, 250 ordinary shares at a per share exercise price equal to 140% of the public offering price per share in the IPO. The Company’s Registration Statement on Form F-1 (File No. 333- 286542) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 14, 2025, as amended, the “Registration Statement”) was declared effective by the Commission on May 22, 2025.

Alexander Capital, L.P. notified the Company of their decision to exercise the over-allotment option to purchase an additional 562,500 ordinary shares (the “Over-allotment Shares”) of the Company, par value $0.001 per share, at a price of $4.00 per share. The Closing for the sale of the Over-allotment Shares took place on June 2, 2025.

Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Shares, totaled approximately $17.25 million, before deducting underwriting discounts and other related expenses.

Offices

Our headquarters are located in Singapore at 12 Mohamed Sultan Road, #04-01, Singapore 238961, where we lease a 65 square-meter office space pursuant to a lease agreement between FTE and Acorn Marketing & Research Consultants (Group) Pte. Ltd. The lease agreement is for a period of two (2) years, which commenced on September 16, 2023 and expires on September 15, 2025.

B. Business overview

Overview

FTE was incorporated as an exempt private company limited by shares in Singapore on March 8, 2012 and serves as the operating company of our businesses. We are a regional entertainment-focused event management and marketing company that provides a full range of services including experiential marketing, artiste endorsement and management, movie premiere organizations, grand openings and concerts. In addition to our expertise in event and concert management, we offer comprehensive value-added services tailored to meet specific client demands. These include media planning and PR management to boost event visibility, technical production planning for seamless execution of audiovisual requirements, and event manpower support for logistical efficiency. Internally, we handle project management and select media press releases, while sourcing technical support from specialized suppliers across event locations. This integrated approach ensures that we deliver high-quality, customized solutions that meet the diverse needs of our clients, enhancing the success and impact of each event we undertake.

Since our inception, we have been instrumental in creating, developing, organizing, hosting, and managing a diverse range of events and concerts for our clients. Leveraging our extensive experience, we have successfully orchestrated large-scale events featuring renowned Asian bands and artistes such as B.A.P, BTS, and David Tao. Additionally, we have hosted international speakers including Michael Franzese and Michelle Yeoh, as well as organized appearances by global celebrities like John Cena and Steven Seagal. Notable milestones include organizing Malaysia’s inaugural Hollywood Movie Premiere Red Carpet event for “Baby Driver,” as well as the acclaimed 2015 BTS Live Trilogy: Episode II The Red Bullet concerts. Furthermore, we managed the successful 2018 Wild Kard Tour showcases held in Sydney and Melbourne, Australia. These events underscore our capability to deliver memorable experiences and highlight our expertise in managing high-profile engagements across different regions and entertainment genres.

Our Strengths

We believe that we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

We set ourselves apart from other competitors in the industry by providing comprehensive solutions encompassing technical expertise and creative input. This in turn mitigates the risks of operating in any single business segment.

One of our core competences lies in our ability to provide comprehensive solutions to our customers in respect of the organization and management of an event or concert. Our key management team has vast experience in the organization and management of different kinds and types of events or concerts. The exposure that we have in this line of work has allowed us to be proficient in what we do in addition to our technical expertise be it in recognizing issues that may commonly arise in an event or concert, or being able to identify the limitations of a stage or set design.

As we are well-equipped with the relevant know-how and technical expertise associated with the organization and management of events and concerts, we can capitalize on such expertise and know-how to develop and provide value-added input for our customers. This allows us to provide a service that is customized and tailor made for any event or concert of our customers. We also assist our customers in customizing stage-related items for their event or concert based on specifications provided by our customers.

For instance, in 2018, Universal Music Singapore and Singtel Music Singapore entrusted us with organizing and managing David Tao’s concert at the Singapore Indoor Stadium. Our role encompassed comprehensive concert management, including logistical coordination and tailored services such as: (1) stage design aligned with the artist’s specifications, (2) meticulous planning and installation of audiovisual and technical equipment, (3) collaboration on the concert program with show directors, managers, and technical crew, (4) venue logistics encompassing seating plans, queue management, and ticket pricing strategies, and (5) overseeing hospitality and promotional campaigns throughout the artist’s stay in Singapore. This exemplifies our ability to deliver integrated solutions that enhance the event experience and meet the specific requirements of our clients and artistes.

Additionally, in 2016, 2017 and 2019, we organized and managed three separate events for Jean-Claude Van Damme, John Cena and Steven Seagal in Australia. For these three events, we entered into a contract directly with the artist management company to secure the artiste’s exclusive presence at the events or shows organized by us, and we tailored each event by considering the unique strengths and specialties of each artiste, ensuring that their performances highlighted what they are best known for. This approach not only showcased each artiste’s talents but also provided a diverse and engaging experience for the audience. We coordinate visits for the artistes to engage with our partners, sponsors, and occasionally, charity organizations. Recognizing the importance of giving back to the community, we arrange for artistes to visit local charity organizations. These visits are designed to bring joy and support to those in need, whether through performances, workshops, or simply spending time with beneficiaries. We may also arrange for artistes to visit hospitals, schools, shelters, or community centers, providing encouragement and inspiration through their presence and talents.

As one of the few companies in Singapore with specialized expertise in organizing and managing events and concerts, we are confident in our ability to deliver exceptional value to our customers. Our extensive experience and proven track record position us uniquely to handle a wide range of event-related needs, ensuring that every aspect is meticulously planned and executed. Our team possesses in-depth knowledge and hands-on experience across all facets of event management, from conceptualization and planning to execution and post-event analysis. This allows us to anticipate challenges, implement best practices, and ensure a seamless experience for our clients and their guests. We understand that each event is unique, with its own set of requirements and objectives. Our team works closely with our customers to develop customized solutions that align with their vision, goals, and budget. Whether it’s a corporate conference, a large-scale concert, or an intimate private event, we tailor our services to meet specific needs and deliver outstanding results.

Additionally, we collaborate with numerous notable brands and organizations, such as Singtel Music Singapore and the Korea Tourism Board in Singapore, to secure popular artistes for various events. These partnerships enable us to bring high-profile talent to our customers’ events, enhancing their appeal and success. For instance, one of our significant collaborations was with Singtel TV for the promotion of the Korean drama “Saimdang”. This drama premiered simultaneously with its airing in Korea via the Oh!K Channel on Singtel TV. Our role involved managing the Press Conference and Public Meet & Greet session featuring the drama’s main cast, including the renowned actor Song Seung Heon. This event showcased our capability to handle high-profile events, ensuring seamless execution and maximum media coverage.

Our ability to secure such collaborations not only highlights our industry connections but also demonstrates our expertise in creating buzzworthy events that attract both media attention and public interest. Moreover, we believe that having revenue streams from different business segments helps mitigate the risks associated with industry downturns in any one area. Our diversification strategy involves expanding into various facets of the entertainment industry, including Live Entertainment and Agency services. This approach ensures that we are not overly reliant on a single revenue source and can maintain stability even when one segment faces challenges.

We have a committed and experienced management team with extensive expertise in organization and management.

Mr. Lim Sin Foo, Harris, our Chief Executive Officer, has been involved in the Live Entertainment and Agency business for over 10 years. His long-standing experience in the industry has enabled him to establish a wide network of personal relationships with artiste managers globally, as well as other professional and technical teams in Singapore and South Korea, leading talent, crew and staff, and other key participants in the event and concert production and promotion industry, which have been crucial to our success. Through his relationships, reputation and expertise, we have built a strong foundation, which we believe, positions us to deliver the best services to our customers and to secure events and artistes which are commercially successful.

We have established a strong network of business relationships with key participants in the entertainment industry within Asia.

We believe that our extensive experience and established commercial track record over the years have significantly strengthened our reputation as a premier service provider in the organization and management of events and concerts. Additionally, our role as an agency for the engagement of artistes has further solidified our standing in the industry. Our success is rooted in the quality of our services and the strong, long-term relationships we have built with key stakeholders, including artistes and talent managers, artistes, and staff and crew. Such strong business relationships are critical success factors in the entertainment industry.

Additionally, we believe that one of the competitive advantages we have over our peers is that about 75% of our connections with artiste management companies are direct connections, while the remaining 25% of our connections are indirect connections through third-party agents. We only connect through third-party agents for reasons such as having language barriers in communications, or because we are unfamiliar with the artiste and/or artiste management company. We believe that while third-party agents can offer convenience or specialized expertise, having direct connections with the artiste management companies often provides greater control, efficiency, and opportunities for building strong long-term mutually beneficial relationships.

We have an established overall track record of securing mega events and top artistes.

We believe that our reputation as a premier event and concert organizer and manager in Singapore is well-earned, thanks to our impressive track record of bringing mega acts and renowned artistes to Singapore and the surrounding region. Our history of successfully securing and managing high-profile events has firmly established our brand as synonymous with quality and excellence in the industry. In 2013, we orchestrated the first Running Man fan meet in Singapore, which was a success. The event, held at a venue with a crowd capacity of about 5,000 people, sold out quickly, showcasing our ability to attract and manage large audiences for popular acts. This event not only demonstrated our organizational prowess but also highlighted our capability to handle high-demand, large-scale events. In 2015, we organized the first concert tour of the global sensation BTS in Melbourne and Sydney in Australia. Managing such a high-profile event for an internationally acclaimed group required meticulous planning and coordination, and its success further cemented our reputation as a reliable and proficient concert organizer. In 2017, we organized and managed “An Evening with John Cena,” featuring his appearances in Sydney, Melbourne, and the Gold Coast, Australia. The following year, we were involved in several notable events, including the Seventeen concert in Malaysia and Singapore and David Tao’s concert at the Singapore Indoor Stadium. We also facilitated the Korea Tourism Organisation’s K-performance at the Singapore Star Theatre, promoting Korean culture and tourism. We also organized and managed “An Evening with Georges St Pierre” and coordinated KARD’s first Australian tour, with concerts in both Sydney and Melbourne, Australia. Additionally, we brought KARD as a headliner for the Lazada Supershow 11.11 countdown in Kuala Lumpur, Malaysia. Our team also organized “A Million Dollar Evening with The Altman Brothers,” featuring special guest Luis Ortiz, in Sydney and Melbourne, Australia. In 2019, we managed Steven Seagal’s appearance at the ASEAN Film Festival and facilitated Michelle Yeoh’s participation in a forum on sustainability and renewable energy in Sarawak. In 2023, we coordinated Rain’s appearance at the ASEAN Film Festival.

Our Strategies and Future Plans

Our business strategies for the continued growth of our business are as follows:

Expand our operations both locally and regionally.

We will continue to focus our operations on the organization and management of events and concerts as well as an agency for the engagement of artistes. While most of the concerts and events that we currently organize are being held in Singapore, our goal is to secure more events in neighboring countries where we have existing experience and presence, such as Malaysia, Indonesia and Australia. We recognize the immense potential and growing demand for high-quality entertainment across Southeast Asia. Therefore, we are planning strategic expansions into other countries in the region. This includes exploring opportunities in emerging markets and establishing a presence in new locales to tap into diverse audiences and broaden our impact.

Additionally, we plan to expand into organizing live sports events. This move will leverage our experience in organizing and managing events under our Live Entertainment business segment. It involves meticulous planning, coordination, and execution, similar to what we have successfully done in the past. This expansion aims to diversify our portfolio and tap into new audiences and opportunities in the sports event industry.

We have also been engaged by BME International Sdn Bhd, the organizer of the upcoming Borneo Sonic Music Festival 2024 to be held in Kuching, Sarawak, Malaysia in October 2024, to bring in Jessica Ho (also known as Jessi), a South Korean rapper, to perform as a headliner at the music festival. This music event is supported by the Sarawak Minister of Tourism, Creative Industry and Performing Arts of Malaysia.

We also plan to utilize the experience, expertise, and international business relationships gained from our time in the industry, to organize and manage events and concerts targeting audiences with higher budgets within the region. We believe this will geographically diversify our revenue base.

By securing more concerts and events within the region, we aim to strengthen our bargaining position with suppliers, especially venue owners and artist managers. Increased demand for our services allows us to negotiate better terms and pricing, ensuring more favorable arrangements that benefit both our customers and our business. This strategic approach enhances our operational efficiency and supports our growth objectives in the competitive events management industry.

Expand our access to event and concert venues.

One of our core strengths lies in our ability to offer comprehensive end-to-end solutions for the planning of our customers’ events or concerts. Beyond consultancy services, we excel in facilitating venue arrangements and bookings, as well as managing hospitality and logistics for artistes if needed.

For instance, in 2017, we were entrusted by Singtel Music Singapore to organize and manage the Press Conference and Public Meet & Greet session featuring the main cast of the drama “Saimdang,” including Song Seung Heon. The event took place at Cathay building in Singapore, where we collaborated closely with the venue’s management team. They recognized the strategic value of hosting such high-profile celebrities, anticipating positive publicity and enhanced marketing opportunities for the Cathay building. In 2018, we were involved in the organization and management of David Tao’s concert in the Singapore Indoor Stadium and collaborated with the Korean Tourism Organization for the K-Performance Night at The Star Theatre in Singapore for the promotion of Korean culture and tourism.

Our ability to seamlessly integrate venue management, logistical support, and celebrity coordination underscores our commitment to delivering tailored solutions that meet both client expectations and strategic objectives. This holistic approach ensures that the events that we organize and manage meets our customers’ needs.

We intend to strengthen our strategic alliances with third parties to expand our business.

As our business grows and we are required to secure and manage new events, concerts and artiste engagement projects, we intend to establish partnerships with more suppliers such as venue owners and artiste managers and overseas industry leaders, in particular tour managers, to enable us to increase our output limits and help us achieve economies of scale and become more cost-efficient.

We will endeavor to enter into long-term agreements with key suppliers to ensure product quality, service quality and price advantages, as well as identify new suppliers according to our project scale and matching the right projects with the right suppliers based on our evaluation.

We will also carry out forward planning and forecast with our sub-contractors and endeavor to lock in long-term agreements with our sub-contractors. This will help ensure that the quality of work of the sub-contractors will be in accordance with our standards. Similar to suppliers, we will also match the right projects with the right sub-contractors as each sub-contractor may have different skillset and/or offerings.

As part of our expansion plan, we are identifying new markets for our business and have been in touch with overseas industry leaders to better understand the needs and requirements of projects outside of Singapore. Any expansion of our business outside of Singapore will largely depend on whether our in-house capabilities are able to meet the project expectations and requirements.

OUR BUSINESS OPERATIONS

Our Main Business Activities

We specialize predominantly in the organization and management of large-scale live events and concerts featuring renowned international artistes in Singapore and the broader region. In addition to these core services, we also provide agency services for artist endorsements.

We go beyond conventional event management and offer value-added services such as media planning, public relations management, technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the high standards that we set.

We provide these services in two main segments of our business: (i) Live Entertainment, and (ii) Agency. The characteristics of each of the segment are set out below:

Live Entertainment

A major component of our business is the organization and management of concerts and events through our Live Entertainment business segment. Under this business segment, we take charge of the overall planning and managing of concerts and events. This includes:

●	working with artiste management companies and/or concert tour management companies to assess the suitability of different venues and coordinate artistes’ availability;

●	handling ticketing matters for the concerts and events;

●	sales of concert merchandises, through the provision of manpower and logistics arrangement;

●	marketing and promotion of the concerts and events; and

●	coordinating with and/or assisting the artiste management companies with the appointment of the third party service providers (such as venue owners or managers) and suppliers in all matters pertaining to the concert and event.

We build and maintain good working relationships with artistes, artiste managers, artiste management companies and artiste agents. Fostering such relationships enables us to secure top artistes and the best concerts and events from all over the world. By fostering trust and collaboration, we enhance our ability to deliver high-quality and memorable experiences for our clients and audiences.

When artiste management companies sell to us rights to stage and organize concerts for their artistes, we occasionally sell such rights to other third party organizers by entering into back-to-back arrangements with the artiste management companies and the third party organizers.

Additionally, we maintain close partnerships with venue managers and owners, recognizing venues as pivotal to successful concerts and events. Our goal is to cultivate mutually beneficial relationships with venue stakeholders. Venue owners seek optimal utilization of their spaces, while we aim to consistently meet the venue preferences of artist management companies and managers. This collaborative approach ensures seamless event execution and enhances our ability to deliver exceptional experiences to both artistes and audiences alike.

Over the years, we have delivered consistently good services to artiste management companies in the promotion of their artistes’ concerts and events, and we have built a reputation and a track record for being the preferred partner for the promotion of concerts and events for well-known artistes.

We count popular Korean artistes such as quartet SECRET, sextet B.A.P, BTS, SEVENTEEN and KARD as some of the artistes whom we have engaged for the organization and management of their concerts. Singaporean singer Tanya Chua and Taiwanese R&B star David Tao are some others who have engaged us as well.

Most of our concerts and events are well-received by the general public, with attendance for such shows ranging from 400 people in venues such as Drama Theatre @ SOTA in Singapore to up to 8,000 people for concerts held at the Singapore Indoor Stadium.

In respect of our Live Entertainment business segment, the tickets for an event will be sold through a ticketing agent, who will hold the ticketing sales revenue for an event and will only process and release the ticketing sales revenue to us within seven (7) days after the end of an event. We typically receive approximately 80% of the ticketing sales revenue from the ticketing agent after deducting the music license fees, card and ticketing commission and applicable GST.

FTE intends to secure two live entertainment concert tours across three countries in the next 12 months. Additionally, we are exploring strategic growth opportunities through acquisitions, joint ventures, and alliances to bolster our capabilities and competitive advantage in organizing and hosting live entertainment projects. For example, potential targets for acquisitions and strategic alliances targets may include (1) audio & visual companies that has the necessary capacity, manpower and equipment to operate a concert locally or regionally, (2) artistes management companies that have artistes with sufficient fanbase but do not have the capacity to operate their concert tours on their own, (3) Regional live entertainment venues to have competitive costings. We may also partner with companies that provide complementary services regionally to enable us a more competitive edge and attractiveness to the artistes management to be able to provide more services and bringing them to more markets. In addition to concert organization, we plan to expand into tour management services to diversify revenue streams. As tour managers, we will act as intermediaries between artistes management companies and concert organizers, overseeing the logistics and coordination of entire tours. This strategic expansion allows us to enter new markets with reduced capital expenditure while leveraging our expertise and industry relationships. By pursuing these initiatives, FTE aims to expand its footprint in the live entertainment sector, enhance operational efficiencies, and offer comprehensive solutions that meet the evolving needs of artistes and audiences across multiple markets.

The following table sets out recent major Live Entertainment milestones:

Year	Milestone
2015

AMPED (now known as Singtel Music Singapore) Presents Tanya Chua Live Showcase 2015

Singaporean singer Tanya Chua took time off from her promotions in Asia to return home and put up a no-frills performance for her fans.

BTS Live Trilogy In Australia: Episode II. The Red Bullet

Seven-member Korean idol group BTS performed to sold-out crowds in Sydney and Melbourne.

Capitol Grand Presents Fredrik Eklund Live in Australia

With the teachings of Fredrik Eklund, New York’s No. 1 real estate broker, audiences in Brisbane, Sydney and Melbourne walked out after the event with insights on his life story and secrets on how to sell anything to anyone. This was also Fredrik’s first time in Australia.

An Evening with the Godfather

Michael Franzese, ex-mafia captain, retold the story of his life with the mafia at his first official visit to Australia. Audiences in Sydney and Melbourne were let in on mafia secrets and practices, and treated to a Q&A session in a one-night event with the Godfather.

2016

B.A.P Live On Earth 2016 World Tour Singapore Awake

The sextet made their long-anticipated return to Singapore after a two year absence. Fans were treated with each member’s solo stage and B.A.P took their stage performances up a notch by bringing in a DJ and drummer.

Josh Altman Live in Australia

Sheer hard work is the secret to success in the real estate game, shared by the Altman brothers. The star of Bravo’s hit TV series “Million Dollar Listing Los Angeles” shared their knowledge of how to be better than the competition in both Sydney and Melbourne events.

An Evening With Jean-Claude Van Damme

Growing up watching his movies, audiences in Sydney and Melbourne got up close and intimate with their idol, Jean-Claude Van Damme. It was an unscripted and unplugged sharing session between idol and fans.

Year	Milestone
2017

Scott Adkins Live in Australia 2017

Martial art lovers and fans in Australia were blessed with the opportunity to meet the martial arts action superstar Scott Adkins up-close and personal. The actor not only attended the red carpet movie premiere for his latest film BOYKA: Undisputed with a Meet & Greet, as well as a Q&A session, but also ran various martial arts seminars across Melbourne, Sydney and Brisbane.

2018

An Evening With John Cena

An evening spent with the WWE superstar, rising actor and rapper, John Cena where he told the story of his life from his humble beginnings to his success within the professional wrestling world.

IN2IT Asia Showcase Tour “Carpe Diem” in Singapore, Malaysia, and Indonesia

7-member rising K-pop stars IN2IT was formed through Mnet Audition Program ‘Boys 24’. They embarked on their very first Asia Showcase Tour covering Singapore, Malaysia, and Indonesia.

A Million Dollar Evening with the Altman Brothers and Luis D. Ortiz in Melbourne and Sydney

Well-equipped with the key tools to the path of success, real estate industry top players Josh and Matt Altman, along with Luis D. Ortiz took the center stage in their talk on how to take real estate businesses to another level.

Year	Milestone

2018 Seventeen Concert ‘Ideal Cut’ In Singapore And Malaysia

Korean idol boy group SEVENTEEN was back with their second solo concert ‘IDEAL CUT’ in Singapore and Malaysia following their successful first world tour in 2017.

2018 WILD KARD Tour in Melbourne and Sydney

Having toured over 17 countries, South Korean co-ed group KARD brought the house down with their edgy and unique music performances in their sold-out Australia shows.

An Evening with Georges St-Pierre in Sydney and Melbourne

Growing up from humbled beginnings, Georges St-Pierre is a man who turns adversity into opportunity. Earning every win of his professional MMA career, he became one of the most recognized and successful MMA fighters of all time. Fans were thrilled to be able to get up-close and personal with Georges at the Q&A session as he shared his life and career experiences during the evening.

Up-Close with David Tao Singapore Concert 2018

Taiwanese R&B star David Tao returned to Singapore after 9 years since his last performance in 2010.

Exclusive Movie Screening Of SPAWN With Michael Jai White in Melbourne and Sydney

1997 SPAWN’s film star Michael Jai White shared an evening with fans at the movie screening of the 2018 remake of SPAWN. Fans got an opportunity to get closer to the actor during the Q&A and photo sessions with the martial artist. Platinum ticket holders were given an exclusive chance to enjoy a pre-event cocktail party in the presence of the award-nominated actor.

2019

An Evening with Steven Seagal

It was an evening with the actor who turned three-word movie titles into Box Office Gold around the Globe: Hard to Kill, Above the Law, Marked for Death, On Deadly Ground, Fire Down Below and Out for Justice saw Steven Seagal become one of the biggest stars on the planet. Steven discussed about his career, his philosophies on life, martial arts and movie stardom. During the Q&A session, Steven answered questions submitted by fans. Exclusive merchandise including signed photos, posters and official tour t-shirts were sold.

Agency

Our business is diverse, encompassing not only the organization and management of concerts by recording artistes but also the promotion of events featuring some of the most prominent celebrities from Asia and Hollywood. Notable figures we have worked with include Kim Tae Hee, Michelle Yeoh, Donnie Yen, and Steven Seagal.

In our agency business segment, we specialize in facilitating engagements for celebrities, acting as an intermediary between companies seeking to promote their products or services and the celebrities who endorse them or make appearances.

With over a decade of experience in the industry, specializing in celebrity-backed events and concerts, we have forged strong connections and maintain excellent relationships with artist management companies and talent agencies. These relationships enable us to consistently deliver high-quality events and provide valuable opportunities for brand promotion through celebrity endorsements and appearances.

We have developed direct connections with some of the biggest talents and artistes management companies across Asia. Our experiences enabled us to understand the challenges associated with getting in touch and working with artistes management companies and/or artistes agencies.

We identify companies or brands that are interested in promoting their products through celebrity endorsements. This could be anything from consumer goods to luxury items, services, or even social causes. We maintain a list of artistes, celebrities, influencers, or personalities that we have worked with before, and who are willing to endorse products or services. These individuals are chosen based on their popularity, relevance to the target audience, and alignment with the brand values.

We negotiate endorsement deals between our customers and the chosen artiste. This involves discussing terms such as the duration of the endorsement, the scope of promotional activities, compensation for the artiste, usage rights, and any exclusivity clauses. Once the deal is finalized, we organize and manage the execution of the endorsement campaign. This may include coordinating photo shoots, video shoots, public appearances, social media posts, and other promotional activities featuring the artist and the endorsed product or service.

We ensure that the artiste’s image and messaging align with the company or brand’s positioning and marketing objectives. This may involve providing guidance to the artiste on how to best represent the company or brand while maintaining authenticity and credibility. Throughout the endorsement period, we monitor the performance of the campaign, gather feedback, track engagement metrics, and assess the impact on brand awareness, perception, and sales.

Essentially, we serve as a liaison between our customers and the artistes, managing communications, resolving any issues that may arise, and ensuring that both parties fulfill their obligations under the contract. Overall, we facilitate partnerships between brands and artistes, leveraging the influence and appeal of celebrities to enhance brand visibility, credibility, and market reach.

We are committed to achieving organic growth by increasing our business revenue and expanding into the Southeast Asian region. Currently, we are in discussions with clients in Southeast Asia to understand their marketing campaign needs and their preferences for artistes they wish to endorse or feature in appearances throughout 2024. Furthermore, recognizing the importance of continuous relationship building in our B2B business model, we are expanding our sales and partnership team. This expansion is aimed at strengthening our presence in Southeast Asia by focusing on establishing and nurturing relationships with new clients and partners. By enhancing our team’s capabilities, we aim to foster long-term collaborations and seize growth opportunities in this dynamic market. This dual approach of strategic expansion into Southeast Asia and bolstering our sales and partnership team underscores our commitment to expanding our footprint and enhancing our service offerings in the region.

The following table sets out our major Agency milestones since our inception:

Year	Milestone

2017

Song Seung Heon “Salmdang” Meet & Greet

Hallyu star Song Seung Heon adorned Singapore with a Meet & Greet to promote the Korean hit historical drama “Saimdang.” Other than a Q&A session, games with lucky contest winners, Hi5 and signed poster giveaway, the actor gifted fans with a little extra fan service before leaving.

tvN Movies Grand Launch

tvN Movies, the world’s first and only Korean Blockbuster Movie Channel, celebrated their grand launch in Singapore with the appearance of two South Korean stars Yeo Jin Goo and Shim Eun Kyung. To celebrate this launch, tvN Movies hosted a free movie screening at Suntec City Atrium treating the guests to snacks and drinks.

A Sweet Event with Krystal Jung by ETUDE HOUSE, Singapore Flagship Store

Krystal Jung was in Singapore for an exclusive closed-door Meet & Greet session with a handful of fans as well as a brief public appearance as the Global Brand Ambassador for ETUDE HOUSE.

Jang Hyuk At The 2017 Star Awards

Korean actor Jang Hyuk glammed up the 2017 Star Awards with his attendance. The actor was invited to the biggest and most prestigious annual awards ceremony in Singapore as an award presenter.

Kim Tae Hee at the Official Launch of Bonia Flagship Boutique

South Korean actress Kim Tae Hee graced the official launch of Bonia Flagship Boutique at Pavilion Elite Kuala Lumpur with her appearance.

Year	Milestone

tvN Movies Launch Cum Fabricated City Movie Premiere With Ji Chang-Wook

The world’s first and only Korean Blockbuster Movie Channel, tvN Movies, celebrated their very first launch on HyppTV in Malaysia with the appearance of Fabricated City star Ji Chang-wook.

2017 Asean International Film Festival and Awards

Fans in Sarawak caught a glimpse of International star, Donnie Yen, at a mini outdoor fan meeting as part of his trip. The actor attended the 2017 ASEAN International Film Festival and Awards, as well as, receiving the “Inspiration Award”.

Baby Driver, the First Hollywood Movie Red Carpet in Malaysia

More than 4,000 fans gathered at Pavilion Shopping Mall Kuala Lumpur to be part of the very first Hollywood Movie Red Carpet in Malaysia. Baby Driver’s leading casts Ansel Elgort and Lily James, alongside renowned director, Edgar Wright gifted fans some precious memories with autograph-signing and selfie sessions.

Korea Travel Fair 2017 – Korea Tourism Organization (Singapore)

Korea Tourism Organisation brought together local travel agencies, Korea exhibitors, cultural activities and performances promoting Korea as a travel destination coming to life from the “K-dramaland”. There were special appearances of the hit Korean drama “Strong Woman Do Bong Soon” leads Park Hyung Sik & Park Bo Young as well.

2018

K-Performance Night By Korea Tourism Organization

‘K-Performance Night’ was brought to us by Korea Tourism Organization to further promote Korean culture in Singapore. Lined-up with an array of award-winning Korean musicals and traditional dances, this invite-only event also included daily lucky draws where attractive prizes were given away.

Year	Milestone

tvN Get It Beauty On The Road In Singapore

Get It Beauty On The Road is tvN Asia’s original beauty show that travels around Asia introducing local beauty tips and make-up trends. Former member of girl group ‘2NE1’ Sandara Park visited Singapore to explore local beauty and make-up trends, as well as sharing her skincare tips on how she aged backwards with Get It Beauty fans in Singapore.

Charlie Lim Press Conference

Succeeding his chart-topping first double EP ‘TIME/SPACE’, Singapore singer -songwriter Charlie Lim released ‘CHECK-HOOK’- his album that cleverly echoed his attitude towards life, in October. He then ended the year with his biggest hometown show in December.

2018 Buyer Beware Charity Gala Movie Premiere in Malaysia

Malaysian-bred director and writer Jeffrey Chiang hosted this charity gala in line with the release of his latest work Buyer Beware. The premiere was attended by local producers, filmmakers and movie casts from both Malaysia and Hong Kong.

KARD Appearance for LAZADA 11.11 Super Show In Malaysia

KARD’s energetic performances for Malaysian fans were met with thundering cheers as they closed LAZADA 11.11 Super Show with their notable hits. Fans brought banners and their overflowing enthusiasm in show of support for the group.

tvN Get It Beauty On The Road in Malaysia

Get It Beauty On The Road Malaysian Edition studio visit features Korean artistes, Kim Jung Min and Min, as well as Malaysian co-host Kaka Azraff who shared their make-up and beauty insights with Malaysian Get It Beauty fans. The media got an up-close and personal experience with the hosts and learnt more about their make-up and skincare routines.

tvN Get It Beauty On The Road Malaysian Edition IN Festival: Influencer 2018

tvN Asia’s Get It Beauty On The Road (GIBOTR) Malaysian Edition completed its filming in Kuala Lumpur back in August and participated in Malaysia’s first ever influencer event - IN Festival: Influencer 2018. Malaysian co-host Kaka Azraff shared her filming experiences and beauty tips during the GIBOTR booth and stage appearance.

Year	Milestone
2019

Seoul Culture Showroom In Kuala Lumpur

Seoul Tourism Organization (STO) brought the Seoul cultural experience back to Malaysia with their 2019 global promotion campaign, Live Seoul like I do, Create & Share with an engaging 3-day promotional event ‘Seoul Culture Showroom in Kuala Lumpur’ at MyTOWN Shopping Centre. The event plays an essential role in promoting Seoul tourism: from K-pop to traditional culture, alongside new promotional videos featuring Seoul’s Honorary Tourism Ambassadors, BTS, were played throughout the event.

2019 ASEAN International Film Festival and Awards

Hollywood star Steven Seagal was invited to attend 2019 ASEAN International Film Festival and Awards (AIFFA) in Kuching, Malaysia, as well as to receive the 2019 AIFFA’s Luminary Award.

tvN Wok The World Gala Dinner & Cooking Competition

Wok The World is a TV production produced by CJ E&M HK, and sees Michelin 3-star chef, a.k.a. Demon Chef, Alvin Leung along with his protege, Eric Chong, MasterChef Canada Season 1 winner and K-pop heartthrobs, Nichkhun of 2PM, JinJin of Astro and Alexander Lee, Xander embark on a quest to bring Chinese culinary traditions to a new level.

With the tremendous support from Resorts World Sentosa, Gala Dinner menu was created by Michelin 3-star Chef Alvin and Executive Chef Li Kwok Kwong of Feng Shui Inn, Resorts World Sentosa. Hong Kong singer Andy Hui also made a special appearance at the Gala Dinner and lucky fans were able to take group photo with him.

For the Cooking Competition, 5 contestants were shortlisted from an online audition and some of them flew in from different parts of Asia. They are all given an hour to cook a “Chinese-inspired Asian Dish” and must make use of the two condiments provided - sesame oil by Chee Seng and soy sauce by Kwong Cheong Thye.

tvN Hotel Del Luna Star Tour

tvN’s latest talk-of-the-town drama Hotel Del Luna has dominated viewership rating charts across Asia. All of the episodes aired on tvN in Singapore achieved top 3 position among all 120 Pay TV channels in Singapore.

Seeing the buzz around Hotel Del Luna and its main cast among Asian audience, tvN partnered with StarHub Singapore to bring the male lead, Yeo Jin-goo who played the elite hotelier, Gu Chan-seong in the drama, to Singapore to meet with fellow media friends and fans.

During the media conference held at The Capitol Kempinski, Yeo shared with the audience on the shooting of Hotel Del Luna, Man-wol (played by IU), as well as some of his private life.

Year	Milestone

Following the press conference was a cosy exclusive fan moment, where Yeo met with 70 fans selected by tvN Asia and StarHub Singapore. Fans won a chance to hi-touch and take a group photo with the actor.

The full-day itinerary also involved a visit to the iconic Halloween event - Halloween Horror Nights 9 at Universal Studios Singapore, where Yeo Jin-goo went into two haunted houses with 12 lucky fans.

Michelle Yeoh at Sustainability and Renewable Energy Forum 2019

Michelle Yeoh was featured as the headline speaker, delivered a special address to raise awareness and mobilise support for the United Nations Sustainable Development Goals in Kuching, Sarawak.

2021:
2023	2023 ASEAN International Film Festival and Awards South Korean star Rain was invited to attend the 2023 ASEAN International Film Festival and Awards (AIFFA) in Kuching, Malaysia.

Competition

As far as our management and Directors are aware, we are the only established group that combines expertise as a live events organizer and celebrity engagement agency. Furthermore, based on our assessment, there are no significant competitors in Singapore that mirror our comprehensive profile and capabilities within the industry. This distinctive positioning allows us to offer unparalleled services and cater to diverse client needs in both event management and celebrity endorsements effectively.

However, we still operate within a competitive landscape where we face competition from existing players and potential new entrants across both the Live Entertainment and Agency business segments. Our market includes a diverse array of events management companies, each vying for market share in the regions where we operate. Our Directors emphasize that establishing strong relationships with artistes and their managers, coupled with a proven track record of successful events and concerts, are critical to earning and maintaining customer trust and confidence. These factors are believed to be fundamental to our success in the industry. Moreover, our Directors perceive barriers to entry into both the Live Entertainment and Agency sectors as relatively high. These barriers are attributed to the complexity of managing events, the need for substantial industry expertise, and the importance of building and maintaining relationships with key stakeholders, including artistes, managers, and clients. Our focus remains on leveraging these strengths to navigate and excel in this competitive environment, ensuring continued growth and success in our industry segments.

Marketing

Our overall marketing and business development activity is headed by our Chief Executive Officer, Mr. Lim Sin Foo, Harris. He leads our marketing strategies which are focused at promoting awareness of the services that we provide and our brand name.

We market our services and brand through the following means:

●	Providing top notch services to our customers’ satisfaction

We procure events and concerts from our return customers, who are mainly brands, artiste management companies and tour management companies who have engaged us for the organization and/or management of their artistes’ concerts, as well as event venue owners. Hence, it is important for us to provide top notch services that satisfy the demands and expectations of our customers so that they will return to us in the future.

●	Referrals

Our approach to our business, which aims to add value to our customers, as well as our established track record, has cultivated strong brand loyalty and goodwill. Our customers may routinely refer new business to us through “word of mouth”, and referred customers have confidence in our services. We will continue to cultivate brand loyalty and goodwill amongst our existing customers by fostering long-term relationships with them. We may also occasionally be required to pay a referral fee to secure a particular project.

●	Corporate website

Our corporate website details our services and a list of the events and concerts that we have organized. Our corporate website is also an avenue for us to showcase our brand and track record of securing rights to organize and/or manage the concerts or events by renowned artistes and famous acts to a wider audience.

●	Collaboration with music labels and broadcasting networks

Part of our marketing efforts also lies in the collaboration with music labels and broadcasting networks. Our collaboration with music labels and broadcasting network allows us to capitalize on the network and contacts and to expand our reach to a wider network of customers which may not be limited to recording artistes or celebrities. The collaboration with music labels and broadcasting networks creates opportunities for us to provide our services and expertise to a new group of customers who are keen on holding large scale concerts, celebrity endorsement, celebrity appearances and other special events that require celebrities for publicity.

Major Customers

For the years ended February 29, 2024 and February 28, 2025, our major customers are as follows:

Customers	February 29, 2024		February 28, 2025
	Revenue (S$)	%	Revenue (S$)	%
Customer A (1)	965,005	75
Customer B (2)	205,946	16
Customer C			610,585	60
Customer D			370,000	37

1) Customer A, Fast Steel Construction Pte Ltd, is 100% owned by Lim Sin Foo, Harris’s father, Ricky Lim. Please see the section “Related Party Transactions” for more information. See also the risk ‘We are exposed to concentration risk of heavy reliance on our major customers” for more information regarding concentration of risks.

2) Customer B, Boom Culture Sdn. Bhd. (formerly, Fast Track Events Sdn Bhd), ceased to be a related party to the Company in July 2023, when Lim Sin Foo, Harris disposed of his entire shareholding. Please see the section “Related Party Transactions” for more information.

Due to the nature of our business, a particular customer may have only one (1) or two (2) events in a year and may represent a significant proportion of our total revenue for the year if the contract sum is significant. As at the Latest Practicable Date, our business and profitability are not materially dependent on any industrial, commercial or financial contract, including a contract with a customer.

Our Directors are of the opinion that we do not depend on any single customer or any particular contract with any customer. This is due to the nature of our business, as our customers for the Live Entertainment segment are end consumers (i.e. concert ticket buyers) and our customers for the Agency segment vary depending on the events and concerts. However, our revenue in 2024 were derived from a major customer due to restrictions on business activities due to the COVID-19 pandemic. To the best of their knowledge and belief, our Directors are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any customer.

None of our Directors or Substantial Shareholders and their Associates has any interest, direct or indirect, in any of our major customers.

Due to the nature of our business, our portfolio of major customers may vary from year to year as our customers may only be holding one or two events and/or concerts in a year and such events and/or concerts may not be held on a regular basis. Additionally, while we may have been engaged to organize and/or manage a particular event or concert which is held on an annual basis, we may choose not to continue to take on such projects or we may not be engaged by our customers for the event or concerts to be held in subsequent years.

Major Suppliers and Subcontractors

With respect to the engagement of suppliers and subcontractors, we have established an Approved Vendor List (“AVL”) for vendors from whom we regularly purchase goods and services. Before vendors are selected for the AVL, we will first conduct business checks and background verification searches on these entities before final approval is given by the relevant key management personnel. The key selection criteria for selecting vendors for inclusion in the AVL include their financial condition, the expertise of their staff, the reputation of their company, the quality of their products and/or services and their timeliness.

While purchases made from vendors in the AVL are exempted from price comparison requirements, such vendors are subject to an annual review of their quality and cost. For vendors outside of the AVL, and where the purchases are for an amount of S$20,000 and above, we will obtain three (3) quotations for the purposes of price comparison and evaluation. If less than three quotations are obtained, or if the lowest-priced quotation is not selected, the justification for selecting the eventual vendor shall be documented on the purchase order or quotation. For purchases of fixed assets, a ‘Fixed Asset Form’ or ‘Asset Purchase Requisition Form’ must be raised and subsequently approved by authorized individuals depending on the purpose of such fixed assets. Furthermore, all purchase orders or purchase agreements shall be signed and approved by authorized individuals, in accordance with the authority delegated for the approval of purchases.

Where a supplier and/or subcontractor is a related party, such vendor will not be eligible for inclusion in the AVL, and all transactions with such vendor will be subject to the above procedures applicable to vendors outside of the AVL, including a review by our Audit Committee.

Our major purchases include payments made to venue owners for the use of venue, ticketing agents that provide us with ticketing services and talent or artiste management agencies that supply us with the artistes for the events or concerts that we organize or manage. The foregoing payments vary for each event or concert. As such, our major suppliers vary from year to year.

Venue rental is a key cost component of our projects. For the years ended February 29, 2024 and February 28, 2025, we derived a significant portion of our expenses from the following key supplier and/or subcontractors:

Suppliers/Contractors(1)	February 29, 2024		February 28, 2025
	Expenses (S$)%		Expenses (S$)%
Vendor A	845,000	82
Vendor B	172,768	17
Vendor C			782,237	90

The payments to these suppliers/contractors were mainly for event related expenses, including artistes related expense, venue set-up expenses, celebrity related events and personnel hire expenses. Due to the nature of our business, our portfolio of major suppliers may vary from year to year as we may hold our concerts and/or events at many different concert venues, depending on the capacity, in Singapore such as Singapore Indoor Stadium and The Star Performing Arts Centre as well as different artistes management companies and music labels that hold the rights to each performing artistes concert tours.

Our Directors are of the opinion that we do not depend on any particular supplier, as the Company believes alternative suppliers for event related supplies are readily available. To the best of their knowledge and belief, our Directors are not aware of any information or arrangement which would lead to a cessation or termination of our current relationships with any supplier.

None of our Directors or Substantial Shareholders and their Associates has any interest, direct or indirect, in any of our major suppliers.

Employees

As at the date of this prospectus, we had six employees, of which six are full-time employees, and are based in Singapore. The following table sets forth a breakdown of employees categorized by function as at the date of this Report:

	Number of Employees	Percentage
Director	1	14.2%
Finance and administration	2	28.6%
Operations	2	28.6%
Sales and marketing	2	28.6%
Total	7	100.0%

We do not have any formal training sessions for our employees as we mostly work based on our standard operating procedures. Notwithstanding the foregoing, our employees will undergo in-house orientation to familiarize them with our equipment, policies and procedures. On-the-job training is provided to new employees to equip them with the necessary working knowledge and practical skills to perform their tasks.

We selectively send our employees for travel overseas to:

●	meet with celebrities and their management team to deepen business relationships;

●	attend concerts in different countries as well as live entertainment acts (by invitation from the event organizers and/or tickets paid by the event organizers) which are organized by our partners and industry counterparts for additional insight and information on specific projects; and

●	visiting various agencies and PR firms regionally to understand the latest industry updates and know-how.

Attendance at such events enables our staff to gain industry-specific know-how and insight, keep themselves informed of the latest developments in technology and in the live entertainment industry, and form new business relationships from meeting and interacting with others in our industry.

Licenses

We are only required to apply for and obtain the necessary licenses on a per project basis (i.e. based on the events or concerts that we organize or manage for our customers). For example, in Singapore, we may need to apply for a license from the Composers and Authors Society of Singapore Ltd (COMPASS) for the Public Performance of Musical and Lyrical works in a song or music. A song or music usually has several rights owned by different copyright owners tied into it, namely: The composer will compose the melody, of which the copyright may belong to the composer. For some events which we may organize in Malaysia, we are also required to obtain licenses and/or permits from the relevant government authorities and/or agencies in Malaysia (as the case may be). As at the Latest Practicable Date, we have obtained the necessary licenses required for our operations and, to the best of our knowledge, have not been in breach of any rules and/or regulations with respect to such licenses in the past.

Insurance

We have limited liability insurance coverage for our business operations. We maintain general commercial all risks and business interruption insurance, medical and work injury compensation insurance for our employees, and commercial automobile insurance. We believe that our insurance coverage is in line with industry standards and are adequate to cover our key assets, facilities and liabilities.

Facilities

Our headquarters are located in Singapore, where we lease a 65 square-meter office space pursuant to a lease agreement between FTE and Acorn Marketing & Research Consultants (Group) Pte. Ltd. The lease agreement is for a period of two (2) years, which commenced on September 16, 2023 and expires on September 15, 2025.

Legal Proceedings

Our Directors confirm that up to the date of this prospectus, there were no other outstanding, unsettled, pending or threatened litigation, proceeding or claim against us or any of our Directors which, individually or taken as a whole, could have a material adverse effect on our financial condition or results of operations.

Regulations

As our material business operations are conducted in Singapore, we are subject to the relevant laws and regulations of Singapore and may be affected by policies which may be introduced by the Singaporean government from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations below. However, we believe that we comply with all these laws and regulations, and therefore none of them have materially affected the Company or operations in the past.

As of the date of this Report, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and our Group is in compliance with all the applicable laws and regulations that are material to our business operations. The Group may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Singapore

Workplace Safety and Health Act

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is the principal legislation governing the safety, health and welfare of persons at work in workplaces. Among other things, the WSHA imposes a duty on every employer and every principal (which would include us) to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.

The general penalties for non-compliance with the WSHA include the imposition of fines up to the amount of S$500,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offences or specific offences under the WSHA or its subsidiary legislation.

Employment Act

The Employment Act 1968 of Singapore, or the Singapore EA, sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. With effect from 1 April 2019, the Singapore EA extends to all employees, including persons employed in managerial or executive positions, with certain exceptions.

The Singapore EA prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman) who is not employed in a managerial or executive position and who receives a salary of up to S$2,600 a month (“relevant employee”). Section 38(8) of the Singapore EA provides that a relevant employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense or security. In addition, section 38(5) of the Singapore EA limits the extent of overtime work that a relevant employee can perform, to 72 hours a month.

Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 of Singapore in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare, adoption, unpaid infant care and shared parental leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act 2001 of Singapore; (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act 1993 of Singapore; and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 of Singapore and the Workplace Safety and Health Act 2006 of Singapore, respectively.

Central Provident Fund Act

The Central Provident Fund (“CPF”) system is a mandatory social security savings scheme funded by contributions from employers and employees. Pursuant to the Central Provident Fund Act 1953 of Singapore (“CPFA”), an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer (save for employees who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for non-exempted owners). CPF contributions are not applicable for foreigners who hold employment passes, S passes or work permits. CPF contributions are required for both ordinary wages and additional wages (subject to an ordinary wage ceiling and a yearly additional wage ceiling) of employees at the applicable prescribed rates which is dependent on, among other things, the amount of monthly wages and the age of the employee. An employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, an employer can recover the employee’s share of CPF contributions by deducting it from their wages when the contributions are paid for that month.

Where the amount of the contributions which an employer is liable to pay under the CPFA in respect of any month is not paid within such period as may be prescribed, the employer shall be liable for the payment of interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and the interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater. Where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPFA fails to pay the contributions to the CPF within such time as may be prescribed, he will be guilty of an offense and will be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding seven years or both. Where an offense has been committed under the CPFA but there are no penalties provided, the offender may be liable for a fine not exceeding S$5,000 or imprisonment for a term not exceeding six months or both, and where the offense is repeated by the same offender, the offender may be liable for a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

Personal Data Protection Act 2012

Data Protection Obligations

The Personal Data Protection Act 2012 of Singapore (“PDPA”) establishes the baseline regime for the protection of personal data in Singapore. The PDPA applies to all organizations that collect, use, disclose, and/or process personal data. The PDPA is administered and enforced by the Personal Data Protection Commission (“PDPC”). In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified from that data or other information to which the organization has or is likely to have access to.

An organization is required to comply with, amongst other things, the data protection obligations prescribed by the PDPA, which may be summarized as follows:

(a) Consent obligation – the consent of individuals must be obtained before collecting, using, disclosing and/or processing their personal data, unless an exception applies. Additionally, an organization must allow the withdrawal of consent by an individual which has been given or is deemed to have been given;

(b) Purpose limitation obligation – personal data must be collected, used, disclosed, and/or processed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(c) Notification obligation – individuals must be notified of the purposes for the collection, use, disclosure, and/or processing of their personal data, prior to such collection, use, disclosure, and/or processing;

(d) Access and correction obligations – when requested by an individual and unless an exception applies, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year, and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(e) Accuracy obligation – an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

(f) Protection obligation – an organization must implement reasonable security arrangements to protect personal data in its possession or under its control from (i) unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks, and (ii) the loss of any storage medium or device on which personal data is stored;

(g) Retention limitation obligation – an organization must anonymize or must not keep personal data for longer than it is necessary to fulfill; (i) the purposes for which it was collected, or (ii) a legal or business purpose;

(h) Transfer limitation obligation – personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA. In this regard, an organization must ensure that the recipient of the personal data in that country outside Singapore is bound by legally enforceable obligations to provide the transferred personal data a standard of protection that is at least comparable to the protection under the PDPA;

(i) Accountability obligation – an organization must implement the necessary policies and procedures in order to meet its obligations under the PDPA, communicate and inform their staff about these policies and procedures, as well as make information of such policies and procedures available on request. In addition, an organization must develop a process to receive and respond to data-related complaints, and must designate at least one individual as the data protection officer to oversee the organization’s compliance with the PDPA;

(j) Data breach notification obligation - an organization must notify the PDPC and/or the affected individuals if it has suffered a data breach that meets the notification thresholds prescribed under the PDPA (i.e. the data breach is or is likely to be of significant scale, or has caused or is likely to cause significant harm to the affected individuals). The organization is expected to expeditiously assess the severity of the breach, and the timeline to notify the PDPC is 3 calendar days of the organization assessing that a notification threshold has been met; and

(k) Data portability obligation – the data portability obligation (which is not yet in force as at the date of this prospectus) grants individuals with an existing direct relationship with an organization the right to request for a copy of their personal data to be transmitted in a commonly used machine-readable format to another organization which has a business presence in Singapore. The exact scope and applicability of this right will be delineated by the relevant regulations and guidelines to be published by the PDPC.

The maximum financial penalty that can be imposed on organizations is S$1 million, or 10% of the organization’s annual turnover in Singapore, whichever is higher. The severity of the penalties will be assessed based on, amongst other things, the amount of personal data involved, and the degree of harm caused to individuals.

C. Organizational structure.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this Report:

Harris Lim Sin Foo
100%
Bai Ye Private Limited
Low Jiayi
Other Pre-IPO Investors
Public
40%/32.09%
26.25%/21.06%
10%/8.02%
23.75%/19.06%
0%/19.77%
FAST TRACK GROUP
(Cayman Islands)
100%
TCX Holdings LTD
(BVI)
100%
Fast Track Events Pte Ltd
(Singapore)

Name	Background	Ownership
TCX HOLDINGS LTD	Incorporated on May 31, 2024 as a BVI Business Company in the British Virgin Islands.	100% owned by FAST TRACK GROUP.

Fast Track Events Pte. Ltd.	Incorporated on March 8, 2012 as a private company limited by shares under the laws of Singapore.	100% owned by TCX HOLDINGS LTD.

D. Property, plant and equipment.

We do not own any real property.

Our headquarters are located in Singapore, where we lease a 65 square-meter office space pursuant to a lease agreement between FTE and Acorn Marketing & Research Consultants (Group) Pte. Ltd. The lease agreement is for a period of two (2) years, which commenced on September 16, 2023 and expires on September 15, 2025.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition, changes in financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in “Item 3. Key Information — D. Risk Factors” and the section titled “Cautionary Note Regarding Forward-Looking Statements,” which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this annual report.

5A. Operating results

Fast Track Group. (NASDAQ: FTRK) is a regional entertainment-focused event management and marketing company based in Singapore that provides a full range of services including experiential marketing, artiste endorsement and management, movie premiere organizations, grand openings and concerts. In addition to our expertise in event and concert management, we offer comprehensive value-added services tailored to meet specific client demands.

We specialize predominantly in the organization and management of large-scale live events and concerts by renowned international artistes in Singapore and the region, and provide agency services for artiste endorsements. We go beyond conventional event management and offer value-added services such as media planning, public relations management, technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the high standards that we set.

We set ourselves apart from other competitors in the industry by providing comprehensive solutions encompassing technical expertise and creative input. This in turn mitigates the risks of operating in any single business segment

Key Factors Affecting Performance

We believe that the major factors affecting the results of our financial results include the following.

Market demand and market penetration

The demand for live and experiential entertainment in regional markets is experiencing strong growth, driven by an increasingly youthful and culturally engaged population. Understanding and aligning with audience preferences is critical to sustained success. Regional nuances, such as language, cultural trends, religious sentiments, and local celebrities, greatly influence event turnout and brand engagement.

Our asset-light business model and extensive network of vendors in these countries and regions allow us to expand to more cities quickly. Our experience ensure that we can adapt to different market demands, reduce overhead costs, and scale our operations efficiently. By leveraging local expertise and resources, we can seamlessly enter new markets, offering high-quality events that meet the expectations of diverse audiences.

Competition and differentiation

The regional entertainment and event management landscape is becoming increasingly competitive, with a surge of new entrants and from existing players across both the Live Entertainment and Agency business segments. Our market includes a diverse array of events management companies, each vying for market share in the regions where we operate. This environment demands that companies not only compete on pricing but also on creativity, scale, and the ability to deliver seamless, end-to-end event solutions.

Differentiation is therefore critical to standing out in a crowded market. One of our core competences lies in our ability to provide comprehensive solutions to our customers in respect of the organization and management of an event or concert. Our key management team has vast experience in the organization and management of different kinds and types of events or concerts. As we are well-equipped with the relevant know-how and technical expertise associated with the organization and management of events and concerts, we can capitalize on such expertise and know-how to develop and provide value-added input for our customers. This allows us to provide a service that is customized and tailor made for any event or concert of our customers. We also assist our customers in customizing stage-related items for their event or concert based on specifications provided by our customers.

Competitive advantage

We believe that a strong competitive advantage significantly impacts the financial performance of our industry. Key competitive advantages typically revolve around a combination of expertise, relationships, and innovation.

We have established a strong network of business relationships with key participants in the entertainment industry within Asia. Our management long-standing experience in the industry has enabled us to establish a wide network of personal relationships with artiste managers globally, as well as other professional and technical teams in Singapore and South Korea, leading talent, crew and staff, and other key participants in the event and concert production and promotion industry, which have been crucial to our success. Additionally, we believe that one of the competitive advantages we have over our peers is that about 75% of our connections with artiste management companies are direct connections, while the remaining 25% of our connections are indirect connections through third-party agents.

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the year ended February 29, 2024	For the year ended February 28, 2025	For the year ended February 28, 2025
	S$	S$	US$
Revenue
- Related parties	1,170,951	-	-
- Third parties	120,000	1,013,482	751,091
	1,290,951	1,013,482	751,091
Cost of revenue	(1,025,516)	(884,883)	(655,786)

Gross profit	265,435	128,599	95,305

Operating expenses:
Depreciation expenses	-	(185)	(137)
Operating lease expenses	(20,987)	(40,464)	(29,988)
General and administrative expenses	(210,899)	(514,879)	(381,577)
Total operating expenses	(231,886)	(555,528)	(411,702)

Income (loss) from operations	33,549	(426,929)	(316,397)

Other income	267	877	650

Finance cost:
Interest expense	(468)	(26,398)	(19,563)

Income (loss) before tax expense	33,348	(452,450)	(335,310)
Income tax expense	-	-	-
Net income (loss)	33,348	(452,450)	(335,310)

Net income (loss) per share attributable to ordinary shareholders
Basic and diluted	0.002	(0.026)	(0.019)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	17,500,000	17,500,000	17,500,000

Revenue

We derive the majority of our revenue from Agency segment. For the years ended February 29, 2024 and February 28, 2025, our revenue was approximately S$1,290,951 and S$1,013,482 (approximately $751,091), respectively, representing a decrease of approximately 21.5%. The decrease was attributed to factors such as the company taking a prudent approach to focus on profitable transactions and timing of revenue recognition in line with business activities. As of February 28, 2025, deferred revenue balance was S$544,678 (approximately $403,661), which will be recognized later this year in accordance to revenue recognition policy, compared to S$16,699 as of February 29,2024.

Cost of revenue

Our cost of revenue is predominately pertained to artiste fees, expenses incurred to set up for events and agency consultancy services. For the years ended February 29, 2024 and February 28, 2025, our cost of revenue was approximately S$1,025,516 and S$884,883 (approximately $655,786) respectively, representing a decrease of approximately 13.7%. The lower cost of revenue is in line with the decrease in revenue.

Gross profit

Our gross profit decreased from S$265,435 for year ended February 29, 2024 to S$128,599 (approximately $95,305) for year ended February 28, 2025, representing a decrease of 51.6% for year ended February 28, 2025, mainly due to the lower level of revenue recognized for year ended February 28, 2025.

Depreciation expenses

Our depreciation expenses increased to S$185 (approximately $137) for year ended February 28, 2025, mainly due to the purchased of office equipment for new hirer during the year.

Operating lease expense

Our operating lease expense increased from S$20,987 for year ended February 29, 2024 to S$40,464 (approximately $29,988) for year ended February 28, 2025, representing an increase of 92.8%. The increase was mainly attributable to the full year impact of operating lease for our headquarters’ office space at 12 Mohamed Sultan Road, #04-01, Singapore 238961, which commenced on September 16, 2023 for the year ended February 28, 2025.

General and administrative expense

General and administrative expense increased from S$210,899 for year ended February 29, 2024 to S$514,879 (approximately $381,577) for year ended February 28, 2025, representing an increase of 144%. The increase can mainly be attributable to the increase in salary related as the Company expanded the team to assist in rebuilding and growing the business. Salary and related expenses increased from S$73,710 for the year ended February 29, 2024 to S$441,721 (approximately $327,359) for the year ended February 28, 2025.

Other Income

Other income of S$877 (approximately $650) for the year ended February 28, 2025, primarily from unrealized currency gain.

Interest expense

Interest expense were predominantly interest accrued from working capital credit facilities that the company entered on April 14, 2024 for S$250,000 from two investors. The working capital loans carry a fixed interest rate of 12% per annum and mature in 24 months. Investors will be granted warrants to purchase shares equivalent to the total utilized amount of the credit facilities at a nominal consideration of SGD1. The number of shares to be issued to the Investor shall be computed based on the Qualified Initial Public Offering (“QIPO”)’s IPO price. The warrants are exercisable within 1 month from a QIPO. The warrants had since expired following one month after QIPO. The accrued interest for the year ended February 28, 2025 was S$26,250 (US$19,454). The remainder interest expense arose from a five-year S$50,000 bank loan undertaken by the Group which will mature in June 2025. The bank loan carries interest of 2.5% per annum and was guaranteed by director.

Income tax expense

No income tax expense was incurred for years ended February 29, 2024 and February 28, 2025, which was primarily attributable to the utilization of tax losses brought forward from prior periods for the year ended February 29, 2024 and, the Company has net operating loss for the year ended February 28, 2025.

Segment Profitability Metric

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by the revenue of different services. Based on management’s assessment of their business operation and main product lines, the Company has determined that it has two business segments based on product offered as defined by ASC 280 as follow.

1.	Live Entertainment

-	Live Entertainment/Concert revenue is generated through one-time or non-recurring projects with existing or new customers. Revenue from artist performance and sponsorship revenue where the Group undertook the role of Concert Organizer, and which the Group is acting as an agent.

-	Revenue from live entertainment/concert performances and other special events is recognized when the events take place. Revenue from a one-time event is recognized if (i) persuasive evidence of an arrangement exists; (ii) the event has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured.
-	Revenue from sponsorships associated with event management. Sponsorship advances are deferred until earned pursuant to the sponsorship agreement and are presented as contract liabilities on the statement of financial position. Revenue is recognized at point in time when the Group has fulfilled the performance obligation of the revenue contracts or recognized when services are rendered upon completion of events or services and when the Group has no remaining obligation to perform.
-	Revenue from this stream mainly comes from organizing events and activities directly for end consumers, usually through ticketing.

2.	Agency

-	The Company brokers and supplies artistes to clients, generating revenue from their participation in events, advertisements, and various entertainment content projects. Additionally, the Company offers consultancy services to clients, assisting with event management and providing infrastructure and logistical support. Revenue is recognized when the services are rendered upon completion of the events and when the Company has no remaining obligation to perform.
-	Revenue under the Agency revenue stream primarily comes from providing services to business/corporate clients.

For the years ending February 29, 2024 and February 28, 2025, the Company reported revenue exclusively from its Agency segment. Following the resumption of business activities post Covid-19 in the year ended February 29, 2024, the company initially adopted a cautious approach and focused on developing its business within the Agency segment. This differed from the Live Entertainment segment, which demands significant upfront investment in capital resources before revenue can be generated.

B. Liquidity and capital resources

For the years ended February 29, 2024 and February 28, 2025, our net income (loss) amounted to approximately S$33,348 and S$(452,450) (approximately $(335,310)), respectively. As of February 29, 2024 and February 28, 2025, our primary sources of liquidity were cash and cash equivalents, and cash flows generated from operations.

As of February 28, 2025, our cash and cash equivalents was S$268,436 (approximately $198,838), as compared to S$3,193 as of February 29, 2024. These funds were primarily allocated towards fulfilling our working capital requirements and ongoing business investments.

As of February 28, 2025, the Group recorded a negative working capital position of approximately S$(951,761) (approximately $(705,350)), compared to a negative working capital of approximately S$(787,692) as of February 29, 2024.

The deterioration in working capital as of February 28, 2025 was mainly attributable to the higher deferred revenue of S$544,678 (approximately $403,661) as of February 28, 2025 from timing of revenue recognition, a S$500,000 deposit received from a customer recorded as other payable and the amount due to director also increased from S$330,763 as of February 29, 2024 to S$ 691,981 (approximately $512,827).

The deterioration in working capital were offset slightly by higher cash balance by S$265,243 (approximately $196,572), as well as deferred offering costs of S$787,977 (approximately $583,970) and advance payment to vendor of S$147,135 (approximately $109,042) as of February 28, 2025.

We generally receive cash related to ticket revenues from Live Entertainment activities and collections from clients for Agency activities. With the exception of some upfront costs and artist deposits, which are recorded in prepaid expenses until the event occurs, we are able to pay the remainder of event related expenses at or after the event. We concentrated exclusively on Agency activities for the year ended February 29, 2024 and the year ended February 28, 2025 due to the fact that Live Entertainment ventures demand substantial initial investments in capital and company resources often months in advance of revenue recognition and collections from clients.

We may need to incur additional debt or issue equity to make strategic acquisitions or investments. We cannot assure that such financing will be available to us on acceptable terms or that such financing will be available at all. We may make significant acquisitions in the near term, subject to limitations imposed by our financing documents, market conditions and the tax matters agreement.

We believe that we have sufficient financial flexibility to fund these business fluctuations and to access the different market segments on satisfactory terms and in adequate amounts, although there can be no assurance that this will be the case. We expect cash flow from operations and borrowings under our unsecured credit facility to satisfy working capital, capital expenditure and debt service requirements for at least the succeeding year.

Cash Flows

The following table summarizes our cash flows for the years ended February 29, 2024 and February 28, 2025:

	For the year ended February 29, 2024	For the year ended February 28, 2025	For the year ended February 28, 2025
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	33,348	(452,450)	(335,310)
Adjustments to reconcile net income to net cash used in operating activities:
Provision for expected credit losses accounts	97,167	45,093	33,418
Depreciation	-	185	137

Change in operating assets and liabilities:
Account receivables
- Related parties	(22,167)	-	-
- Third parties	(136,793)	(96,943)	(71,844)
Other current assets	(7,396)	(7,944)	(5,887)
Advance payment to vendor	-	(147,135)	(109,042)
Accruals and other payables	9,625	559,684	414,782
Deferred revenue	16,699	527,979	391,285
Net (cash used) provided by in operating activities	(9,517)	428,469	317,539

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment, representing net cash used in investing activities	-	(2,216)	(1,642)
Net cash used in investing activities	-	(2,216)	(1,642)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	-	276,250	204,729
Repayments of borrowings	(10,181)	(10,502)	(7,783)
Deferred offering costs	-	(787,977)	(538,970)
Net movements in amount due to director	(29,232)	361,219	267,699
Net cash used in financial activities	(39,413)	(161,010)	(119,325)
Net change in cash and cash equivalents	(48,930)	265,243	196,572
Cash, cash equivalents - beginning of year	52,123	3,193	2,366
Cash, cash equivalents - end of year	3,193	268,436	198,938
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (refunded) for income tax	-	-	-
Cash paid for interest	468	148	110

Operating activities

Net cash used in operating activities was S$9,517 for the year ended February 29, 2024, compared to net cash provided by operating activities of S$428,469 (approximately $317,539) for the year ended February 28, 2025.

The net cash used in operating activities for the year ended February 29, 2024 was primarily attributable to changes in accounts receivables even though the Company recorded a net profit.

The increase in cash provided by operating activities for the year ended February 28, 2025 was primarily attributable to changes in accruals and other payables (primarily consist of a deposit received from a customer amounting to S$500,000 (US$370,550)) and changes in deferred revenue S$527,979 (approximately $391,285), offset by net loss of S$452,450 (approximately $335,310) and advance payment to vendors S$147,135 (approximately $109,042).

Investing activities

Net cash used in investing activities was S$2,216 for the year ended February 28, 2025. This primarily stemmed from purchase of office equipment for new hirer.

Financing activities

Net cash used in financing activities was S$39,413 for the year ended February 29, 2024. Net cash used in financing activities mainly resulted from repayment for amount due from director of S$29,232 and instalment repayments of an existing bank loan.

Net cash used in financing activities was S$161,010 (approximately $119,325) for the year ended February 28, 2025. Net cash used in financing activities mainly resulted from deferred offering costs amounting to S$787,977 (approximately $538,970) offset by warrant liabilities, one for S$50,000 and one for S$200,000, total amounting to S$250,000 (approximately $185,275), both facilities bear an interest of 12.00% per annum with a maturity date in April 2026 and payment on behalf by director S$361,219 (approximately $267,699)

Off-balance sheet arrangements

During the periods presented, the Company did not have, nor does the Company currently have, any off-balance sheet transactions or arrangements that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Contractual obligations

The following table summarizes our contractual obligations as of February 28, 2025:

	Payments Due By Period Within one year	Within 2 to 5 years	Total (S$)	Total (US$)
Bank Loans
Principal payments	3,442	-	3,442	2,551
Interest payments	24	-	24	18

Operating lease commitments	20,463	2,789	23,252	17,232

Warrants
Principal payments	-	250,000	250,000	185,275
Interest payments	-	60,000	60,000	44,466

Total Contractual commitments	23,929	312,789	336,718	249,542

C. Market Risk Management

We are exposed to market risks arising from changes in market rates and prices, including movements in foreign currency exchange rates and Concentrations and credit risk.

Foreign Currency Risk

For our Live Entertainment business segment, we are exposed to exchange rate fluctuations, to the extent that the fees of the artistes we engage and the contracts that we sign are paid in US$. We sell our tickets and other revenue in Singapore and in S$ for acts in Singapore. For our Agency business segment, we make payment to the artistes we engage in US$ and we receive payment from our customers in US$. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we have operations.

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company are the Singapore Dollar and United State Dollars.

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flows from S$ into US$ as of and for the for the year ended February 28, 2025 was calculated at the rate of US$0.7411 = S$1. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2025, or at any other rate.

Inflation Risk

Inflationary factors, such as increases in personnel, overhead and operation costs, could impair our operating results. The ongoing conflicts between Russia and Ukraine, and Israel and Iran, could also have an indirect potential impact on cost of goods, which may have an adverse effect on the Group’s business, financial condition and results of operations. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Our Live Entertainment segment’s projects normally incur net cash outflows in the initial stage of carrying out our works when we are required to pay for the setting up, wages for workers, accommodation costs, hiring of subcontractors, and commencement of works. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

The Group relies on director payment on behalf and warrant liabilities as a significant source of liquidity. As of February 29, 2024, the Group’s amount due to director of S$330,762, as compared to S$691,981 (approximately $512,827) as of February 28, 2025, the increase in amount due to director largely arose from director payment of expense on behalf. The principal warrant liabilities amount of S$250,000 (approximately $185,275) as of February 28, 2025 were received from two investors on April 14, 2024. Our management monitors the cash utilization and position regularly.

Credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable and deposits. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

For the year ended February 29, 2024, customer A and customer B accounted for 75% and 16% of the Company’s total revenue as of February 29, 2024. For the year ended February 28, 2025, customer C and customer D accounted for 60% and 37% of the Company’s total revenue as of February 28, 2025.

For the year ended February 29, 2024, vendor A and B accounted for 82% and 17% of the Company’s total purchases. For the year ended February 28, 2025, vendor C and D accounted for 90% and 5% of the Company’s total purchases.

C. Research and development, patents and licenses

See ITEM 4.B “business overviews” above for our licenses.

D. Trend information

See ITEM 5.A “operating results” above for our trend information.

E. Critical Accounting Estimates

Management’s discussion and analysis of our results of operations, liquidity and capital resources is based upon our financial statements. We prepare our financial statements in conformity with GAAP. Certain of our accounting policies require that we apply significant judgment in determining estimates and assumptions for calculating estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We use, in part, our historical experience, terms of existing contracts, observance of trends in the industry and information obtained from independent valuation experts or other outside sources to make our judgments. We cannot assure you that our actual results will conform to our estimates. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, the expected credit loss for accounts receivable and other current assets, as well as going concern assessment. Actual results may differ from these estimates.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. Forward-looking information is also considered in the evaluation of current expected credit losses. The Company writes off the receivable when it is determined to be uncollectible.

Revenue recognition

The Company accounts for its revenue under FASB ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by FASB ASC Topic 606 requires the Company to:

(1)	identify its contracts with customers;
(2)	identify its performance obligations under those contracts;
(3)	determine the transaction prices of those contracts;
(4)	allocate the transaction prices to its performance obligations in those contracts; and
(5)	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

Revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

Live Entertainment

Live Entertainment/Concert revenue is generated through one-time or non-recurring projects with existing or new customers. Revenue from artist performance and sponsorship revenue where the Company undertook the role of Concert Organizer, and which the Company is acting as an agent.

-	Revenue from live entertainment/concert performances and other special events is recognized when the events take place. Revenue from a one-time event is recognized if (i) persuasive evidence of an arrangement exists; (ii) the event has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured.

-	Revenue from sponsorships associated with event management. Sponsorship advances are deferred until earned pursuant to the sponsorship agreement and are presented as contract liabilities on the statement of financial position. Revenue is recognized at point in time when the Company has fulfilled the performance obligation of the revenue contracts or recognized when services are rendered upon completion of events or services and when the Company has no remaining obligation to perform.

Agency

The Company brokers and supplies artistes to clients, generating revenue from their participation in events, advertisements, and various entertainment content projects. Additionally, the Company offers consultancy services to clients, assisting with event management and providing infrastructure and logistical support. Revenue is recognized when the services are rendered upon completion of the events and when the Company has no remaining obligation to perform.

The advances received from customers related to advance billing to customers based on contract, for which service has yet been completed.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended February 29, 2024 and February 28, 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth information regarding our Directors and Executive Officers as at the date of this Report.

Name	Age	Position
Lim Sin Foo, Harris	36	Chief Executive Officer and Director
Low Jiayi	37	Chief Operation Officer and Director
Kwong Choong Kuen	52	Chief Financial Officer
Quek Huay Min	47	Independent Director
Ong Sie Hou, Raymond	54	Independent Director
Robert Ng Sun	60	Independent Director

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. Lim Sin Foo, Harris has been our Chief Executive Officer and a Director of the Company since May 31, 2024. Mr. Lim has been director of Fast Track Events Pte. Ltd. since March 2012, and is responsible for our Group’s overall direction. Mr. Lim has also been the director of Fast Track Events Sdn Bhd from July 12, 2016 to July 5, 2023. Mr. Lim has over 15 years of experience in the Events management industry. Mr. Lim obtained a diploma in Tourism & Resort Management from Ngee Ann Polytechnic in 2009. We believe Mr. Lim is well qualified to serve on our board of directors based on his extensive operating and management experience and knowledge within our industry.

Ms. Low Jiayi has been our Chief Operation Officer since May 2024 and has been a Director of the Company since November 29, 2024. As our Chief Operation Officer, Ms. Low is responsible for the overall strategic direction and development of our Company. Ms. Low has 10 years of experience in event industry. From June 2021 to October 2023, Ms. Low served as an assistant to a Director in SeaMoney at Shopee Singapore Pte Ltd, responsible for administrative matters. From June 2013 to May 2021, Ms. Low served as our Company’s operations manager, responsible to ensure smooth execution of events. Ms. Low obtained her bachelor’s agree in Communication and Psychology from Upper Iowa University in 2010. We believe Ms. Low is well qualified to serve on our board of directors based on her extensive operating and management experience and knowledge within our industry.

Mr. Kwong Choong Kuen has been our Chief Financial Officer since May 2024, responsible for the financial reporting, corporate services and compliance of our Company. Mr. Kwong has over 20 years of work experience in accounting and finance industry. Since July 2024, Mr. Kwong has served as an independent non-executive director and chairman of the audit committee of Orangekloud Technology Inc. (NASDAQ: ORKT) and is responsible for providing independent advice to the board of directors. Since January 2024, Mr. Kwong has been an independent non-executive director and chairman of audit committee of Lincotrade and Associates Holdings Limited (SGX: BFT), and was responsible for providing independent advice to the board of directors. From June 2021 till now, Mr. Kwong has been an independent non-executive director and chairman of the nomination committee of SOLIS Holdings Limited (HKEx: 02227), responsible for providing independent advice to the board of directors. Since March 2020 till now, Mr. Kwong has been an independent non-executive director and the chairman of the nomination committee of BHCC Holdings Limited (HKEx: 01552), responsible for providing independent advice to the board of directors. From October 2017 to August 2021, Mr. Kwong was an independent non-executive director and the chairman of the audit committee of C&N Holdings Limited (HKEx: 08430), responsible for providing independent advice to the board of directors. From July 2013 to February 2016, Mr. Kwong served as the APAC financial controller at Korn/Ferry International, responsible for supporting the management of the leadership and talent consulting team’s business in APAC (Singapore, Hong Kong, China, India, Australia, Japan and Korea). Mr. Kwong obtained his bachelor’s degree in accountancy from the Nanyang Technological University in 1996. We believe Mr. Kwong is well qualified to serve on our board of directors based on his extensive operating and management experience and knowledge within our industry.

Ms. Quek Huay Min (alias, Guo Huimin) has been an independent director of the Company since November 29, 2024. Since September 2004 till now, Ms. Quek has been working at DBS Bank. She was promoted to vice president in 2008, team lead in 2011 and senior vice president in 2018. From July 2001 to September 2004, Ms. Quek was the relationship manager at OCBC Bank, responsible for managing a portfolio of small to medium size customers with sales turnover of less than S$5M . Ms. Quek obtained her bachelor’s degree in Business from Nanyang Technological University in 2001.

Mr. Ong Sie Hou, Raymond has been an independent director of the Company since November 29, 2024. Since 2010 till now, Mr. Ong has been a partner at CTLC Law Corporation. From 2002 to 2010, Mr. Ong was the partner at Rajah & Tann. From 1998 to 2002, Mr. Ong was the partner at Colin Ng & Partners/White & Case. He obtained his bachelor’s degree in Law from the National University of Singapore in 1995.

Mr. Robert Ng Sun has been an independent director of the Company since November 29, 2024. Since 1998 till now, Mr. Ng has been the principal of RNS & Associates, responsible for providing consultancy in civil and structural engineering works. Since 2003 till now, Mr. Ng has been the principal of RNS Design & Engineering, responsible for providing consultancy in civil and structural engineering works. Since 2012 till now, Mr. Ng has been the principal of RNS Consultants Pte Ltd, responsible for providing consultancy in civil and structural engineering works. Mr. Ng graduated from the National University of Singapore with a degree of bachelor in Engineering (Civil) in 1990 and master of Science in Civil Engineering in 2001.

Family Relationships

Save as disclosed above, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation.

For the years ended February 29, 2024 and February 28, 2025, we paid an aggregate of approximately S$73,710 and S$348,516 respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities.

C. Board Practices.

Our Board of Directors consists of five Directors, three of whom are independent Directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors, and our Board of Directors shall have three directors who are “independent directors” as defined under the Nasdaq rules. The full Board of Directors exercises oversight on the Company’s cybersecurity and data management matters, including with respect to cybersecurity risks. These topics are raised by the Board once every year.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We have adopted a charter for each of the three committees upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 (File No. 333- 286542) originally filed with the Securities and Exchange Commission on April 14, 2025, as amended. Each committee’s members and functions are described below.

Our Audit Committee consists of our three independent Directors, and is chaired by Ms. Quek Huay Min. We have determined that each member of our Audit Committee satisfies the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Quek Huay Min qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the Independent Registered Public Accounting Firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the Independent Registered Public Accounting Firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the Independent Registered Public Accounting Firm.

Compensation Committee.

Our Compensation Committee consists of our three independent Directors, and is chaired by Mr. Robert Ng Sun. We have determined that each member of our Compensation Committee satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing Executive Officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.

Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee consists of our three independent Directors, and is chaired by Mr. Ong Sie Hou, Raymond. We have determined that each member of our Nominating and Corporate Governance Committee satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

●	reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the Board the names of Directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself; and

●	evaluating the performance and effectiveness of the Board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to Directors and officers. Although we will require Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our Board of Directors have a compensation committee that is composed entirely of independent Directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board of Directors, either by (i) independent Directors constituting a majority of our Board of Directors’ independent Directors in a vote in which only independent Directors participate, or (ii) a committee comprised solely of independent Directors, and that a formal written charter or Board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an Audit Committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our Shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

D. Employees.

As of February 28, 2025, our Group had a workforce of six individuals, all six individuals are located in our office in Singapore.

There were no material changes to the number of employees hired by our Group in the last three fiscal years. As of February 28, 2025, none of our employees are related to our Directors, officers or Major Shareholders. Any new employment of related employees and the proposed terms of their employment will be subject to the review and approval of our Compensation Committee. In the event that a member of our Compensation Committee is related to the employee under review, such director will abstain from the review.

We do not employ a significant number of temporary employees. The relationship and co-operation between the management and staff have been good and are expected to continue and remain as such in the future. There has not been any incidence of work stoppages or labor disputes which affected our operations. The company’s employees do not belong to a labor union.

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this Report by our officers, Directors, and 5% or greater beneficial owners of our Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. Holders of our Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Shares Beneficially Owned
Name of Beneficial Owners(1)	Number(2)%
5% Shareholders
Bai Ye Private Limited(3)	4,593,750	21.06%

Directors and Executive Officers(1):
Lim Sin Foo, Harris(3)	11,593,750	53.15%
Low Jiayi	1,750,000	8.02%

(1) Unless otherwise noted, the business address of each of the following entities or individuals is 12 Mohamed Sultan Road, #04-01, Singapore 238961.

(2) Applicable percentage of ownership is based on 21,812,500 Ordinary Shares outstanding.

(3) Lim Sin Foo, Harris, our controlling shareholder, owns in aggregate 11,593,750 Ordinary Shares, or 53.15% shareholding of the Company, through his (i) direct ownership of 7,000,000 Ordinary Shares, or 32.09% shareholding of the Company; and (ii) beneficial ownership of 4,593,750 Ordinary Shares, or 21.06% shareholding of the Company, through his 100% shareholding of Bai Ye Private Limited.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Clawback Policy

In connection with this Offering, our board of directors have adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

The following is a summary of the transactions since February 28, 2023 to which FAST TRACK GROUP or its subsidiaries has been a party and in which any members of our Board of Directors, any Executive Officers, or Major Shareholder had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “General Information on our Group — Management”.

The table below sets forth the major related parties and their relationships with the Company as of February 29, 2024 and February 28, 2025.

Name of related parties	Relationship with the Company

Fast Steel Construction Pte Ltd (“FSC”)	Controlled by immediate family member of director, Mr. Lim Sin Foo, Harris

Fast Track Events Sdn Bhd (“FTESB”)	Mr. Lim Sin Foo, Harris was a director of FTESB until July 5, 2023 and a shareholder of FTESB until July 18, 2023.

Lim Sin Foo, Harris	Shareholder, Founder and Director

Agency Service provided

On June 20, 2023, FSC, FTE and Kong Hwee Iron Works & Construction Pte Ltd entered into an agreement pursuant to which FTE acted as concert consultant and to be in charge of the stadium scale staging project for FSC, while Kong Hwee Iron Works & Construction Pte Ltd was appointed as fabricator of the products. FTE provided the services to FSC amounting to S$965,005 (US$717,095) for the year ended February 29, 2024. The amount has been fully received as of February 29, 2024.

On June 30, 2023, FTE and FTESB entered into an event engagement contract, pursuant to which FTESB was responsible for organizing a certain event, while FTE guaranteed the appearance of certain artist that was to attend the event. FTE provided the services to FTESB amounting to S$205,946 (US$153,038) for the year ended February 29, 2024. The receivable balance due from Fast Track Events Sdn Bhd (“FTESB”) was S$22,167 and S$22,260 (US$16,497) as of February 29, 2024 and February 28, 2025.

We are of the opinion that the agreements with FSC and FTESB were negotiated at arm’s length, and comparable to terms we could have obtained from unaffiliated third parties. There was no transaction with these related parties for the year ended February 28, 2025.

Due to director

The Director, Lim Sin Foo, Harris made payments on behalf of the Company to cover operating expenses. The Company has been granted a waiver amounting to S$1,000,000 (US$743,100) for the year ended February 29, 2024. The payable balance due to director was S$330,762 and S$618,271 (US$458,201) as of February 29, 2024 and February 28, 2025 respectively. No written agreement was entered into between the Company and Lim Sin Foo, Harris.

Policies and Procedures for Related Party Transactions

Our Board of Directors will establish an audit committee in connection with the consummation of this Offering, which will be tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

To our knowledge, we are not a party to any legal or governmental proceedings (including any pending or known to be contemplated) which may have a material adverse effect on our business, financial condition, or results of operations.

Dividend Policy

We have not previously declared or paid any cash dividends and have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

Our authorized share capital is US$50,000 divided into 50,000,000 Ordinary Shares, with a par value of US$0.001 each, based on amended and restated memorandum and articles of association dated July 1, 2024.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our amended and restated memorandum and articles of association dated July 1, 2024.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Memorandum and Articles of Association;

●	The Companies Act (Revised) (as amended) of the Caymans Islands, which is referred to as the Companies Act below; and

●	Common law of the Cayman Islands.

All of our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and do not provide any preemptive rights.

We have included summaries of certain material provisions of our second amended and restated memorandum and articles of association (the “Memorandum” and “Articles”, respectively) and the Companies Act insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which is filed as an exhibit to this Report.

Memorandum of Association

The Memorandum provides, inter alia, that the liability of members of our Company is limited and that the objects for which our Company is established are unrestricted (and therefore include acting as an investment company), and that our Company shall have and be capable of exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate whether as principal, agent, contractor or otherwise and, since our Company is an exempted company, that our Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of our Company carried on outside the Cayman Islands.

By special resolution, our Company may alter the Memorandum with respect to any objects, powers or other matters specified in it.

Ordinary Shares

General. Our authorized share capital is US$50,000.00 divided into 50,000,000 Ordinary Shares of nominal or par value US$0.001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders, whether or not they are non-residents of the Cayman Islands, may freely hold and transfer their Ordinary Shares in accordance with our Memorandum and Articles.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors. Our Articles provide that our Board of Directors may declare and pay dividends if justified by our financial position and permitted by law.

Voting Rights. Holders of our Ordinary Shares vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by Nasdaq rules or demanded by the chairman of the meeting, or any one or more shareholders holding at least 10% of the total voting rights of all our shareholders having the right to vote at such general meeting. A quorum required for a meeting of shareholders consists of one shareholder who holds at least one-third of our issued voting shares. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our Board of Directors or upon a requisition of any one or more shareholders holding at the deposit of the requisition at least 10% of the aggregate share capital of our company that carries the right to vote at a general meeting, in which case on advance notice of at least 7 clear days is required for the convening of our annual general meeting and other general meetings by requisition of our shareholders.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast in a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast in a meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Alteration of capital. Our Company may, by an ordinary resolution of its members: (a) increase its share capital by the creation of new shares of such amount as it thinks expedient; (b) consolidate or divide all or any of its share capital into shares of larger or smaller amount than its existing shares; (c) divide its unissued shares into several classes and attach to such shares any preferential, deferred, qualified or special rights, privileges or conditions; (d) subdivide its shares or any of them into shares of an amount smaller than that fixed by the Memorandum; (e) cancel any shares which, at the date of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled; (f) make provision for the allotment and issue of shares which do not carry any voting rights; (g) change the currency of denomination of its share capital; and (h) reduce its share premium account in any manner authorized and subject to any conditions prescribed by law.

Transfer of Shares. Subject to the Companies Act and the requirements of the stock exchange, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our Board may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) or its nominee(s), under hand or by machine imprinted signature, or by such other manner of execution as our Board may approve from time to time. Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our Board may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share. Our Board may, in its absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our Board otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the relevant registration office and, in the case of shares on the principal register, at the place at which the principal register is located. Our Board may, in its absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders. Our Board may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as the stock exchange may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at the relevant registration office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our Board may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). The register of members may, subject to the Nasdaq Listing Rules, be closed at such time or for such period not exceeding in the whole 30 days in each year as our Board may determine (or such longer period as the members of our Company may by ordinary resolution determine, provided that such period shall not be extended beyond 60 days in any year). Fully paid shares shall be free from any restriction on transfer (except when permitted by the stock exchange) and shall also be free from all liens.

Winding Up; Liquidation. A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution. Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(a) if our Company is wound up and the assets available for distribution among the members of the Company are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, then the excess shall be distributed pari passu among such members in proportion to the par value of the shares held by them respectively; and

(b) if our Company is wound up and the assets available for distribution among the members as such are insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the par value of the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, provided that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our Board may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20 per cent per annum as our Board shall fix from the day appointed for payment to the time of actual payment, but the Board may waive payment of such interest wholly or in part. Our Board may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20 per cent per annum as our Board may decide. If a member fails to pay any call or instalment of a call on the day appointed for payment, our Board may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our Board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, as at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20 per cent per annum as our Board may prescribe.

Redemption of Ordinary Shares. The Companies Act and our Memorandum and Articles permit us to purchase our own shares. In accordance with our Articles, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act have been satisfied, we may issue shares on terms that are subject to redemption at our option on such terms and in such manner as may be determined by our Board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board. Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association. At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members in general meeting.

A Director is not required to hold any shares in the company by way of qualification.

A Director may be removed by an ordinary resolution of the company before the expiration of his term of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the company) and the company may by ordinary resolution appoint another in his place.

The office of a Director shall be vacated if he:

(i)	resigns;

(ii)	dies;

(iii)	is declared to be of unsound mind and the Board resolves that his office be vacated;

(iv)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(v)	is prohibited from being or ceases to be a director by operation of law;

(vi)	without special leave, is absent from meetings of the Board for three consecutive meetings, and the Board resolves that his office is vacated;

(vii)	has been required by the designated stock exchange to cease to be a Director; or

(viii)	is removed from office by the requisite majority of the Directors or otherwise pursuant to the Articles.

From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

Shareholder Proposals. Extraordinary general meetings shall be convened on the requisition of one or more members holding, as at the date of deposit of the requisition, not less than one-tenth of the paid up capital of the company having the right of voting at general meetings. Such requisition shall be made in writing to the board or the secretary of the company for the purpose of requiring an extraordinary general meeting to be called by the board for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, the board fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the board shall be reimbursed to the requisitionist(s) by the company.

Approval of Corporate Matters by Written Consent. A special resolution of the company must be passed by a majority of not less than two-thirds of the votes cast by such members as, being entitled so to do, vote in person or by proxy or, in the case of members which are corporations, by their duly authorized representatives or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

Under the Companies Act, a copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

An ordinary resolution, by contrast, is a resolution passed by a simple majority of the votes of such members of the company as, being entitled to do so, vote in person or, in the case of members which are corporations, by their duly authorized representatives or by proxy at a general meeting of which notice has been duly given.

A resolution in writing signed by or on behalf of all members shall be treated as an ordinary resolution duly passed at a general meeting of the company duly convened and held, and where relevant as a special resolution so passed.

C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Annual Report.

D. Exchange controls.

There is no exchange control regulations or currency restrictions in effect in the Cayman Islands.

E. Taxation.

The following are material Cayman Islands tax, Singapore tax and U.S. federal income tax considerations relevant to an investment in our Shares. This discussion does not address all of the tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Singapore and the United. Potential investors should consult their own tax advisers regarding the overall tax consequences arising in an investor’s particular situation under U.S. federal, state, local or foreign law of the ownership or disposal of the Ordinary Shares

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of the dividends and capital in respect of our Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Shares, nor will gains derived from the disposal of our Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Shares or on an instrument of transfer in respect of our Shares, so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Certain Singapore Tax Considerations

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Corporate Income Tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

●	income accrued in or derived from Singapore; and
●	foreign sourced income received or deemed received in Singapore, unless otherwise exempted.

Foreign-sourced income is deemed to be received in Singapore when it is:

(a)	remitted to, transmitted or brought into Singapore;
(b)	used to pay off any debt incurred in respect of a trade or business carried on in Singapore; or
(c)	used to purchase any movable property brought into Singapore.

Foreign income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident corporate taxpayer are exempted from Singapore tax provided that the following qualifying conditions are met:

(a)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;
(b)	at the time such income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which such income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is at least 15.0%; and
(c)	the Comptroller of Income Tax (“the Comptroller”) is satisfied that the tax exemption would be beneficial to the person resident in Singapore who is receiving or deemed to be receiving the specified foreign income.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. Control and management is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

The prevailing corporate tax rate in Singapore is 17.0%.

With effect from year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 (instead of S$300,000 previously) of the normal chargeable income – 75.0% of the first S$10,000 and 50.0% of the next S$190,000. The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate.

Capital Gains

Any gains considered to be in the nature of capital made from the sale of the Shares will not be taxable in Singapore to the extent that they do not fall within the ambit of the new Section 10L of the ITA, which will come into effect on 1 January 2024. However, any gains derived by any person from the sale of the Shares which are gains from any trade, business, profession or vocation carried on by that person, if accruing in or derived from Singapore, may be taxable as such gains are considered revenue in nature.

Under Section 10L of the Income Tax Act 1947, gains received in Singapore by an entity of a relevant group from the sale or disposal of any movable or immovable property outside Singapore will be treated as income chargeable to tax under Section 10(1)(g) of the ITA under certain circumstances. The foreign-sourced disposal gains will be subject to tax if the entity does not have adequate economic substance in Singapore and the sale or disposal of the foreign asset occurs on or after 1 January 2024. An entity is a member of a group of entities if its assets, liabilities, income, expenses and cash flows are (a) included in the consolidated financial statements of the parent entity of the group; or (b) excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale. A group is a relevant group if (a) the entities of the group are not all incorporated, registered or established in Singapore; or (b) any entity of the group has a place of business outside Singapore.

Investors are advised to consult their own tax advisors on the applicable tax treatment if they received gains in Singapore from the disposal of the Shares.

Holders of the Shares who apply or who are required to apply Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be), for Singapore income tax purposes may be required to recognize gains or losses (not being gains or losses in the nature of capital) on the Shares, irrespective of disposal, in accordance with FRS 39 or FRS 109 or SFRS(I) 9 (as the case may be).

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Shares. This summary applies only to U.S. Holders that hold our Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;
●	underwriters;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	grantor trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	governments or agencies or instrumentalities thereof;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;
●	persons whose functional currency is not the U.S. dollar;
●	passive foreign investment companies;
●	controlled foreign corporations;
●	the Company’s officers or directors;
●	holders who are not U.S. Holders;
●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Shares and their partners are urged to consult their tax advisors regarding an investment in our Shares.

Persons considering an investment in our Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, Shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S.Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Our Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Shares. Any capital gain or loss will be long term if the Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition of Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Shares held at the end of the taxable year over the adjusted tax basis of such Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of such Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to our Shares and proceeds from the sale, exchange or redemption of our Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year and submit other information under cover of Form 6-K. Annual Reports and other information we file with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at www.sec.gov.

Our Internet website is [*]. We make our Annual Reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act.

I. Subsidiary Information

See ITEM 4.C and Exhibit 8.1 for our list of subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to bank loans and bank overdrafts. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the Singapore Overnight Rate Average (SORA) and the prime lending rate of our lenders arising from the Group’s Singapore dollar denominated borrowings. Interest rates are subject to change upon renewal.

Inflation Risk

Inflationary factors, such as increases in personnel, overhead and operation costs, could impair our operating results. The ongoing conflicts between Russia and Ukraine, and Israel and Hamas, could also have an indirect potential impact on cost of goods, which may have an adverse effect on the Group’s business, financial condition and results of operations. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Our Live Entertainment segment’s projects normally incur net cash outflows in the initial stage of carrying out our works when we are required to pay for the setting up, wages for workers, accommodation costs, hiring of subcontractors, and commencement of works. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

The Group relies on director payment on behalf and warrant liabilities as a significant source of liquidity. As of February 29, 2024, the Group had amount due to director of S$330,762, as compared to S$691,981 (approximately $512,827) as of February 28, 2025, increase arose from director payment of expenses on behalf of company. As of February 28,2025, the Group had outstanding warrant liabilities amounts of S$276,250 (approximately $204,729). Our management monitors the cash utilization and position regularly.

Credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable and deposits. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

For the year ended February 29, 2024, customer A and customer B accounted for 75% and 16% of the Company’s total revenue as of February 29, 2024. For the year ended February 28, 2025, customer C and customer D accounted for 60% and 37% of the Company’s total revenue as of February 28, 2025.

For the year ended February 29, 2024, vendor A and B accounted for 82% and 17% of the Company’s total purchases. For the year ended February 28, 2025, vendor C and D accounted for 90% and 5% of the Company’s total purchases.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have not had a default of any indebtedness, and there has not been any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of February 28, 2025, our disclosure controls and procedures were not effective as our management has identified a material weakness that is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that as of February 28, 2025, our internal control over financial reporting was not effective due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

c. Attestation report of the registered public accounting firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended February 28, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Quek Huay Min qualifies as an “audit committee financial expert”, and is independent for the purposes of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. The Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the SEC and others. We have filed our Code of Business Conduct and Ethics as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2024 and 2025 .

	2024	2025
	US$	US$
Audit Fees	170,000	120,000
Review Service Fees	32,000	-
Total	202,000	120,000

Audit-Related Fees

There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

The purpose of the Company’s insider trading policy is to establish guidelines to ensure that all employees and directors comply with laws prohibiting insider trading. No employee or director in possession of material, non-public information may trade the Company’s securities (or advise others to trade) from the time they obtain such information until after adequate public disclosure of the information has been made. Employees and directors who knowingly trade Company securities while in possession of material, non-public information or who tip information to others will be subject to appropriate disciplinary action up to and including termination. Insider trading is also a crime.

Employees and directors also may not trade in the shares of other companies about which they learn material, non-public information through the course of their employment or service with the Company.

Any questions as to whether information is material or has been adequately disclosed should be directed to the Company’s Chief Financial Officer or General Counsel. Additional information regarding insider trading can be found in the Company’s Insider Trading Policy.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — We could incur substantial costs as a result of data protection concerns or IT systems disruption or failure .”

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group’s Chief Financial Officer is primarily responsible for assessing and managing our material risks from cybersecurity threats and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

FAST TRACK GROUP

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fast Track Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fast Track Group (the “Company”) as of February 29, 2024, and February 28, 2025, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended February 29, 2024, and February 28, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of February 29, 2024, and February 28, 2025, and the consolidated results of its operations and its cash flows for the three years in the period ended February 29, 2024, and February 28, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The management’s plans regarding these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws. and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

July 14, 2025

PCAOB ID number: 6783

We have served as the Company’s auditor since 2024.

FAST TRACK GROUP

CONSOLIDATED BALANCE SHEETS

	As of February 29, 2024	As of February 28, 2025	As of February 28, 2025
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	3,193	268,436	198,938
Accounts receivable
- Related party	-	-	-
- Third parties	61,793	113,643	84,221
Other current assets	7,396	15,340	11,368
Deferred offering costs	-	787,977	583,970
Advance payment to vendor	-	147,135	109,042
Total current assets	72,382	1,332,531	987,539

Non-current assets
Property and equipment, net	-	2,030	1,505
Right-of-use assets, net	61,401	23,252	17,232
Total non-current assets	61,401	25,282	18,737

TOTAL ASSETS	133,783	1,357,813	1,006,276

LIABILITIES
Current liabilities
Accounts payable	438,700	438,700	325,121
Accruals and other payables	25,344	585,028	433,564
Deferred revenue	16,699	544,678	403,661
Amount due to director	330,762	691,981	512,827
Lease liabilities	38,150	20,463	15,165
Bank loan	10,419	3,442	2,551
Total current liabilities	860,074	2,284,292	1,692,889

Non-current liabilities
Lease liabilities	23,251	2,789	2,067
Bank loan	3,526	-	-
Warrant liabilities	-	276,250	204,729
	26,777	279,039	206,796

TOTAL LIABILITIES	886,851	2,563,331	1,899,685

COMMITMENTS AND CONTINGENCIES	-	-	-

SHAREHOLDERS’ DEFICIT
Ordinary shares, US$0.001 par value, 50,000,000 shares authorized, 17,500,000 shares issued and outstanding as of February 29, 2024 and February 28, 2025	23,550	23,550	17,500
Additional paid in capital	1,076,450	1,076,450	797,710
Accumulated losses	(1,853,068)	(2,305,518)	(1,708,619)
Total shareholders’ deficit	(753,068)	(1,205,518)	(893,409)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	133,783	1,357,813	1,006,276

The accompanying notes are an integral part of these consolidated financial statements.

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the year ended February 28, 2023	For the year ended February 29, 2024	For the year ended February 28, 2025	For the year ended February 28, 2025
	S$	S$	S$	US$
Revenue
- Related parties	-	1,170,951	-	-
- Third parties	48,000	120,000	1,013,482	751,091
	48,000	1,290,951	1,013,482	751,091
Cost of revenue	(3,861)	(1,025,516)	(884,883)	(655,786)

Gross profit	44,139	265,435	128,599	95,305

Operating expenses:
Depreciation expenses	-	-	(185)	(137)
Operating lease expenses	(1,980)	(20,987)	(40,464)	(29,988)
General and administrative expenses	(11,628)	(210,899)	(514,879)	(381,577)
Total operating expenses	(13,608)	(231,886)	(555,528)	(411,702)

Income (loss) from operations	30,531	33,549	(426,929)	(316,397)

Other income	102	267	877	650

Finance cost:
Interest expense	(723)	(468)	(26,398)	(19,563)

Income (loss) before tax expense	29,910	33,348	(452,450)	(335,310)
Income tax expense	-	-	-	-
Net income (loss)	29,910	33,348	(452,450)	(335,310)

Net income (loss) per share attributable to ordinary shareholders
Basic and diluted	0.002	0.002	(0.026)	(0.019)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	17,500,000	17,500,000	17,500,000	17,500,000

The accompanying notes are an integral part of these consolidated financial statements.

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional
	Shares Outstanding	Par value	paid in capital	Accumulated losses	Total
		S$	S$	S$	S$
Balance as of March 1, 2022	17,500,000	23,550	76,450	(1,916,326)	(1,816,326)
Net income	-	-	-	29,910	29,910
Balance as of February 28, 2023	17,500,000	23,550	76,450	(1,886,416)	(1,786,416)
Net income	-	-	-	33,348	33,348
Capital contribution*	-	-	1,000,000	-	1,000,000
Balance as of February 29, 2024	17,500,000	23,550	1,076,450	(1,853,068)	(753,068)
Net loss	-	-	-	(452,450)	(452,450)
Balance as of February 28, 2025	17,500,000	23,550	1,076,450	(2,305,518)	(1,205,518)

		US$	US$	US$	US$
Balance as of February 28, 2025		17,500	797,710	(1,708,619)	(893,409)

*	Capital contribution pertains to partial waiver of amount due to Director.

The accompanying notes are an integral part of these consolidated financial statements.

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended February 28, 2023	For the year ended February 29, 2024	For the year ended February 28, 2025	For the year ended February 28, 2025
	S$	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	29,910	33,348	(452,450)	(335,310)
Adjustments to reconcile net income to net cash used in operating activities:
Provision for expected credit losses accounts	-	97,167	45,093	33,418
Depreciation	-	-	185	137

Change in operating assets and liabilities:
Account receivables
- Related parties	-	(22,167)	-	-
- Third parties	-	(136,793)	(96,943)	(71,844)
Other current assets	77	(7,396)	(7,944)	(5,887)
Advance payment to vendor	-	-	(147,135)	(109,042)
Accruals and other payables	6,519	9,625	559,684	414,782
Deferred revenue	-	16,699	527,979	391,285
Net cash (used in)provided by operating activities	36,506	(9,517)	428,469	317,539

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment, representing net cash used in investing activities	-	-	(2,216)	(1,642)
Net cash used in investing activities	-	-	(2,216)	(1,642)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	-	-	276,250	204,729
Repayments of borrowings	(9,930)	(10,181)	(10,502)	(7,783)
Deferred offering costs		-	(787,977)	(583,970)
Net movements in amount due to director	23,326	(29,232)	361,219	267,699
Net cash used in by financing activities	13,396	(39,413)	(161,010)	(119,325)
Net change in cash and cash equivalents	49,902	(48,930)	265,243	196,572
Cash, cash equivalents - beginning of year	2,221	52,123	3,193	2,366
Cash, cash equivalents - end of year	52,123	3,193	268,436	198,938
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (refunded) for income tax	-	-	-	-
Cash paid for interest	723	468	148	110

The accompanying notes form an integral part of these consolidated financial statements.

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Organization and business overview

FAST TRACK GROUP is an investment holding company incorporated on May 31, 2024 under the laws of the Cayman Islands. The Company through its subsidiaries involved in regional entertainment-focused event management and marketing company that provides a full range of services including experiential marketing, artiste endorsement and management, movie premiere organizations, grand openings and concerts. The Company and its subsidiaries are collectively referred to as the “Company”.

The Company is headquartered in Singapore.

On July 2, 2024, the Company completed a reorganization under common control of its then existing shareholders, who collectively owned all the equity interests of Fast Track Events Pte. Ltd. prior to the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
FAST TRACK GROUP	May 31, 2024	100%	Cayman Island	Investment holding
TCX HOLDINGS LTD	May 31, 2024	100%	British Virgin Islands	Investment holding
Fast Track Events Pte. Ltd.	March 8, 2012	100%	Singapore	Regional entertainment-focused event management and marketing company

2 Summary of significant accounting policies

Basis of presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and have been consistently applied in the preparation of the financial statements The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries. Inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Going concern

The accompanying financial statements have been prepared on a going concern basis. As of February 28, 2025, its current liabilities exceeded the current assets by S$951,761 (US$705,350) and the Company had an accumulated deficit of S$2,305,518 (US$1,708,619). These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s ability to continue as a going concern is dependent upon improving its profitability and the continuing financial support from its major shareholders. Management believes the existing shareholders or external financing, if necessary, will provide additional cash to meet the Company’s obligations as they become due. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing.

On May 22, 2025, the Company entered into an underwriting agreement with Alexander Capital, L.P., as representative of the several underwriters named thereof, in connection with its initial public offering. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Shares on June 2, 2025, totaled approximately $17.25 million were raised, before deducting underwriting discounts and other related expenses. Net proceeds estimated at $14.52 million, and the Company planned to use 25% or $3.63 million of the net proceeds to be used for working capital.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, the expected credit loss for accounts receivable and other current assets, as well as going concern assessment. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains all of its bank accounts in Singapore.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. Forward-looking information is also considered in the evaluation of current expected credit losses. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, net, primarily consists of deposits and Goods and Services Tax receivables. As of February 29, 2024 and February 28, 2025, management believes that the Company’s other current assets are not impaired.

Deferred offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A “Expenses of Offering”. Deferred offering costs consist of corporate secretarial, industry research, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offer (“IPO”). Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of February 28, 2025, the Company capitalized S$787,977 (US$583,970) of deferred offering costs. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds.

Advance payment to vendor

As of February 28, 2025, the Company had advance payment to a vendor totaling S$147,135 (US$109,042), on the Consolidated Balance Sheets. The advance payment represents amounts paid to a certain vendor in accordance with contractual terms for the future delivery of services. The advances are typically made to secure favourable pricing, ensure supply availability, or fulfill contractual obligations for future events. Upon receipt of the related services, these advances are expensed as appropriate.

The Company regularly monitors vendor performance and the recoverability of advances. As of the reporting date, no impairment has been recognized, and management believes all advance payments are recoverable within the normal operating cycle.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Property and equipment	expected useful life (no of years)
Furniture and fitting	5 years
Computer and software	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Right-of-use assets and lease liabilities

On October 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02. Under this guidance, the Company determines if an arrangement is a lease or contains a lease at inception, operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the operating lease, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating lease right-of-use (“ROU assets”) assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are generally recognized based on the amount of the initial measurement of the operating lease liabilities. Lease expense is recognized on a straight-line basis over the lease term. The Company elected the package of practical expedients permitted under the transition guidance to combine the lease and non-lease components as a single lease component for operating lease associated with the Company’s office space lease, and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

The Company has an operating lease for office and equipment, including an option to renew which is at the Company’s sole discretion. The renewal to extend the lease term is excluded from the Company’s ROU assets and operating lease liabilities due to uncertainty about its exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current on the consolidated balance sheets.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended February 29, 2024 and February 28, 2025, no impairment of long-lived assets was observed and recognized.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable, amount due to director, deferred revenue and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Company accounts for its revenue under FASB ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by FASB ASC Topic 606 requires the Company to:

(1)	identify its contracts with customers;
(2)	identify its performance obligations under those contracts;
(3)	determine the transaction prices of those contracts;
(4)	allocate the transaction prices to its performance obligations in those contracts; and
(5)	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

Revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

Live Entertainment

Live Entertainment/Concert revenue is generated through one-time or non-recurring projects with existing or new customers. Revenue from artist performance and sponsorship revenue where the Company undertook the role of Concert Organizer, and which the Company is acting as an agent.

-	Revenue from live entertainment/concert performances and other special events is recognized when the events take place. Revenue from a one-time event is recognized if (i) persuasive evidence of an arrangement exists; (ii) the event has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured.

-	Revenue from sponsorships associated with event management. Sponsorship advances are deferred until earned pursuant to the sponsorship agreement and are presented as contract liabilities on the statement of financial position. Revenue is recognized at point in time when the Company has fulfilled the performance obligation of the revenue contracts or recognized when services are rendered upon completion of events or services and when the Company has no remaining obligation to perform.

Agency

The Company brokers and supplies artistes to clients, generating revenue from their participation in events, advertisements, and various entertainment content projects. Additionally, the Company offers consultancy services to clients, assisting with event management and providing infrastructure and logistical support. Revenue is recognized when the services are rendered upon completion of the events and when the Company has no remaining obligation to perform.

The advances received from customers related to advance billing to customers based on contract, for which service has yet been completed.

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a result of the assessment made by the CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

Concentrations and credit risk

The Company maintains cash with banks in Singapore. Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

For the year ended February 29, 2024, customer A and customer B accounted for 75% and 16% of the Company’s total revenue as of February 29, 2024. For the year ended February 28, 2025, customer C and customer D accounted for 60% and 37% of the Company’s total revenue as of February 28, 2025.

For the year ended February 29, 2024, vendor A and B accounted for 82% and 17% of the Company’s total purchases. For the year ended February 28, 2025, vendor C and D accounted for 90% and 5% of the Company’s total purchases.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Foreign currency

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company.

Transactions in currencies other than the reporting or functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statement of operations and comprehensive income (loss) as other income (expense).

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flows from S$ into US$ as of and for the year ended February 28, 2025 are solely for the convenience of the reader and were calculated at the rate of US$0.7411 = S$1, as set forth in the statistical release of the Federal Reserve System on February 28, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2025, or at any other rate.

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended February 29, 2024 and February 28, 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years ended February 29, 2024 and February 28, 2025.

Recent Accounting Pronouncements

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and
●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we may choose “opt out” of such extended transition period, and as a result, we would then comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards would be irrevocable.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We may remain an “emerging growth company” for up to five years, although we may cease to be an emerging growth company earlier under certain circumstances. We cannot predict or estimate the amount of additional costs we may incur as a result of the change in our status under the JOBS Act or the timing of such costs.

The Company is an Emerging Growth Company under the JOBS Act of 2012, but the Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(B) of the JOBS Act.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard is not expected to have a significant impact on the Company.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

3 Accounts receivable

	As of February 29, 2024	As of February 28, 2025	As of February 28, 2025
	S$	S$	US$
Accounts Receivable
- Related party	22,167	22,260	16,497
- Third parties	136,793	233,643	173,153
	158,960	255,903	189,650

Less: Allowance for credit losses
- Related party	22,167	22,260	16,497
- Third parties	75,000	120,000	88,932
	97,167	142,260	105,429

Accounts receivable, net	61,793	113,643	84,221

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for credit losses are as follows:

	As of February 29, 2024	As of February 28, 2025	As of February 28, 2025
	S$	S$	US$

Allowance for credit losses, beginning balance
- Related party	-	22,167	16,428
- Third parties	-	75,000	55,583
	-	97,167	72,010
Addition during the year
- Related party	22,167	-	-
- Related party (movement due to revaluation)	22,167	93	69
- Third parties	75,000	45,000	33,350
	97,167	45,093	33,418

Allowance for credit losses, ending balance
- Related party	22,167	22,260	16,497
- Third parties	75,000	120,000	88,932
	97,167	142,260	105,429

4 Other current assets

	As of February 29, 2024	As of February 28, 2025	As of February 28, 2025
	S$	S$	US$

Deposits	6,548	6,548	4,852
GST receivables	848	8,792	6,516
	7,396	15,340	11,368

5 Property and equipment, net

	As of February 29, 2024	As of February 28, 2025	As of February 28, 2025
	S$	S$	US$

Computer & software	54,168	56,383	41,786
Furniture & fitting	1,200	1,200	889

Total	55,368	57,583	42,675
Less: accumulated depreciation	(55,368)	(55,553)	(41,170)
	-	2,030	1,505

6 Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has 1 office premise and 1 office equipment lease agreements with lease terms ranging from two to five years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

As of February 28, 2025, the Company had the following non-cancellable lease contracts:

Description of lease	Lease term
Office lease at 12 Mohamed Sultan Road #04-01 Singapore 238961	2 years
Photocopier machine	5 years

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Amount recognized in the consolidated balance sheet:

	As of February 29, 2024	As of February 28, 2025	As of February 28, 2025
	S$	S$	US$

Right-of-use assets	61,401	23,252	17,232

Lease liabilities
Current	38,150	20,463	15,165
Non-current	23,251	2,789	2,067
	61,401	23,252	17,232

(b) A summary of lease cost recognized in the Company’s consolidated statements of operations is as follows:

	Year ended February 29, 2024	Year ended February 28, 2025	Year ended February 28, 2025
	S$	S$	US$

Operating lease expenses	20,987	40,464	29,988

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of February 28, 2025 were as follows:

	Minimum lease payment
	S$	US$
Twelve months ending February 28,
2026	20,940	15,519
2027	1,416	1,049
2028	1,416	1,049
2029 onwards	118	88

Total future minimum lease payments	23,890	17,705
Less imputed interest	(638)	(473)
Present value of operating lease liabilities	23,252	17,232
Less: current portion	(20,463)	(15,165)
Long-term portion	2,789	2,067

The following summarizes other supplemental information about the Company’s lease as of February 29, 2024 and February 28, 2025:

	As of February 29, 2024	As of February 28, 2025
Weighted average discount rate	5.25%	5.25%
Weighted average remaining lease term	5.58 years	3.58 years

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7 Bank loan

The Company has a five-year S$50,000 unsecured fixed rate bank loan which matures in June 2025. The bank loan carries interest of 2.5% per annum and was guaranteed by director. As at February 29, 2024 and February 28, 2025, the carrying amount of the bank loan was S$13,945 and S$3,442 (US$2,551), respectively.

The maturities schedule is as follows:

	Amount	Amount
	S$	US$
Year ending February 28,
2026	3,442	2,551

Total	3,442	2,551
Less: current portion	(3,442)	(2,551)
Long-term portion	-	-

8 Deferred revenue

	As of February 29, 2024	As of February 28, 2025	As of February 28, 2025
	S$	S$	US$

Beginning balance	-	16,699	12,376
Addition during the year	16,699	914,678	677,868
Revenue recognized during the year	-	(386,699)	(286,583)
Ending balance	16,699	544,678	403,661

9 Accruals and other payables

	As of February 29, 2024	As of February 28, 2025	As of February 28, 2025
	S$	S$	US$

Accruals	3,494	17,550	13,006
Salary and related payable	-	43,165	31,990
Other payables	21,850	524,313	388,568
Total	25,344	585,028	433,564

Other payables of S$524,313 (US$388,568) as of February 28, 2025, primarily came from a S$500,000 advance collected from a client for an event that was subsequently postponed. This amount will be repaid if the event is eventually cancelled.

10 Warrant liabilities

On April 14, 2024, the Company received working capital credit facilities of S$50,000 and S$200,000 from investors, Tan Keng Kuat & Sons Pte Ltd and Ng Jian Da, respectively. The working capital loans carry a fixed interest rate of 12% per annum and mature in 24 months. Investors will be granted warrants to purchase shares equivalent to the total utilized amount of the credit facilities at a nominal consideration of SGD1. The number of shares to be issued to the Investor shall be computed based on the Qualified Initial Public Offering (“QIPO”)’s IPO price. The warrants are exercisable within 1 month from a QIPO. The warrants had since expired following one month after QIPO. The accrued interest for the year ended February 28, 2025 was S$26,250 (US$19,454).

11 Equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on May 31, 2024 with an authorized share capital of US$50,000 divided into 50,000,000 ordinary shares, par value US$0.001 per share.

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of February 29, 2024 and February 28, 2025:

Name of related parties	Relationship with the Company
Mr. Lim Sin Foo, Harris	Director and major shareholder

Fast Steel Construction Pte Ltd (“FSC”)	Controlled by immediate family member of director, Mr. Lim Sin Foo, Harris

Fast Track Events Sdn Bhd (“FTESB”)	Mr. Lim Sin Foo, Harris was a director of FTESB until July 5, 2023 and a shareholder of FTESB until July 18, 2023.

Related party transactions and balances

Due to director

The Director, Lim Sin Foo, Harris made payments on behalf of the Company to cover operating expenses. The Company has been granted a waiver amounting to S$1,000,000 (US$743,100) for the year ended February 29, 2024. The payable balance due to director was S$330,762 and S$691,981 (US$512,827) as of February 29, 2024 and February 28, 2025 respectively. No written agreement was entered into between the Company and Lim Sin Foo, Harris.

Agency Service provided

On June 20, 2023, FSC, FTE and Kong Hwee Iron Works & Construction Pte Ltd entered into an agreement pursuant to which FTE acted as concert consultant and to be in charge of the stadium scale staging project for FSC, while Kong Hwee Iron Works & Construction Pte Ltd was appointed as fabricator of the products. FTE provided the services to FSC amounting to S$965,005 (US$717,095) for the year ended February 29, 2024. The amount has been fully received as of February 29, 2024.

On June 30, 2023, FTE and FTESB entered into an event engagement contract, pursuant to which FTESB was responsible for organizing a certain event, while FTE guaranteed the appearance of certain artist that was to attend the event. FTE provided the services to FTESB amounting to S$205,946 (US$153,038) for the year ended February 29, 2024. The receivable balance due from Fast Track Events Sdn Bhd (“FTESB”) was S$22,167 and S$22,260 (US$16,497) as of February 29, 2024 and February 28,2025.

13 Revenue

	Year Ended February 28, 2023	Year Ended February 29, 2024	Year Ended February 28, 2025	Year Ended February 28, 2025
	S$	S$	S$	US$
Revenue
Agency	48,000	1,290,951	1,013,482	751,091

Related party	-	1,170,951	-	-
Third parties	48,000	120,000	1,013,482	751,091
	48,000	1,290,951	1,013,482	751,091

In the following table, revenue is disaggregated by the timing of revenue recognition.

	Year Ended February 28, 2023	Year Ended February 29, 2024	Year Ended February 28, 2025	Year Ended February 28, 2025
	S$	S$	S$	US$

Point in time	48,000	1,290,951	1,013,482	751,091
Overtime	-	-	-	-
	48,000	1,290,951	1,013,482	751,091

Geographic information

The summary of the Company’s total revenues by geographic market for the years ended February 29, 2024 and February 28, 2025 was as follows:

	Year Ended February 28, 2023	Year Ended February 29, 2024	Year Ended February 28, 2025	Year Ended February 28, 2025
	S$	S$	S$	US$

Singapore	48,000	415,005	32,897	24,380
Malaysia	-	325,946	980,585	726,712
Thailand	-	550,000	-	-
	48,000	1,290,951	1,013,482	751,091

14 Other income

	Year Ended February 28, 2023	Year Ended February 29, 2024	Year Ended February 28, 2025	Year Ended February 28, 2025
		S$	S$	US$

Other income	102	267	877	650

Total	102	267	877	650

Other income of S$877 (approximately $650) for the year ended February 28, 2025, primarily from unrealized currency gain.

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15 Income taxes

Caymans Island and British Virgin Islands

The Company and its subsidiary, TCX HOLDINGS LTD, are domiciled in the Cayman Island and British Virgin Islands respectively. The locality currently enjoys permanent income tax holidays; accordingly, the Company do not accrue for income taxes.

Singapore

The subsidiary, Fast Track Events Pte. Ltd. is incorporated in Singapore and is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore

Significant components of the provision for income taxes are as follows:

	Year Ended February 28, 2023	Year Ended February 29, 2024	Year Ended February 28, 2025	Year Ended February 28, 2025
	S$	S$	S$	US$
Income tax expense is comprised of the following:
Current	-	-	-	-

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	Year Ended February 28, 2023	Year Ended February 29, 2024	Year Ended February 28, 2025	Year Ended February 28, 2025
	S$	S$	S$	US$
Income (loss) before tax	29,910	33,348	(452,450)	(335,310)

Singapore income tax rate	17.0%	17.0%	(17.0)%	(17.0)%
Reconciling items:
- Deferred tax assets on temporary differences not recognized	-%	-%	17.0%	17.0%
- Utilization of deferred tax assets on temporary differences not recognized	(17.0)%	(17.0)%	-%	-%

Effective tax rate	-%	-%	-%	-%

Deferred tax

Significant components of deferred tax are as follows:

	As of February 28, 2023	As of February 29, 2024	As of February 28, 2025	As of February 28, 2025
	S$	S$	S$	US$

Net operating loss carried forward	1,367,466	1,334,117	1,786,567	1,324,025
Deferred tax assets, gross	1,367,466	1,334,117	1,786,567	1,324,025
Valuation allowance	(1,367,466)	(1,334,117)	(1,786,567)	(1,324,025)
Deferred tax assets, net of valuation allowance	-	-	-	-
At Singapore tax rate of 17%	-	-	-	-

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the group companies operate.

The Company has net operating loss carry forward of S$1,334,117 and S$1,786,567 (US$1,324,025) as at February 29, 2024 and February 28, 2025 respectively. The operating losses do not have any expiry dates subject to the conditions imposed by Singapore’s tax law.

16 Commitment and Contingencies

For the details on future minimum lease payment under the non-cancelable operating leases as of February 28, 2025 please refer to section headed “Leases” set forth in the Notes to the Consolidated Financial Statements.

As of February 29, 2024 and February 28, 2025, the Company did not have any capital commitments and contingencies.

17 Subsequent events

The Company has assessed all subsequent events through July 14, 2025 which is the date that these consolidated financial statements are available to be issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

On May 22, 2025, the Company entered into an underwriting agreement with Alexander Capital, L.P., as representative of the several underwriters named thereof, in connection with its initial public offering of 3,750,000 ordinary shares, par value $0.001 per share at a price of $4 per share. The underwriters also had an option for a period of 45 days to purchase up to 562,500 ordinary shares to cover over-allotments, if any. The Company has also agreed to issue to the representative as compensation Representative’s Warrants exercisable for a period of five years from the date of issuance of up to 431,250 ordinary shares at a per share exercise price equal to 140% of the public offering price per share in the IPO. The Company’s Registration Statement on Form F-1 (File No. 333- 286542) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 14, 2025, as amended, the “Registration Statement”) was declared effective by the Commission on May 22, 2025.

Alexander Capital, L.P. notified the Company of their decision to exercise the over-allotment option to purchase an additional 562,500 ordinary shares (the “Over-allotment Shares”) of the Company, par value $0.001 per share, at a price of $4.00 per share. The Closing for the sale of the Over-allotment Shares took place on June 2, 2025.

Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Shares, totaled approximately $17.25 million, before deducting underwriting discounts and other related expenses.

On April 14, 2024, the Company received working capital credit facilities of S$50,000 and S$200,000 from investors, Tan Keng Kuat & Sons Pte Ltd and Ng Jian Da, respectively. The working capital loans carry a fixed interest rate of 12% per annum and mature in 24 months. Investors were granted warrants to purchase shares equivalent to the total utilized amount of the credit facilities at a nominal consideration of SGD1. The number of shares to be issued to the Investor shall be computed based on the Qualified Initial Public Offering (“QIPO”)’s IPO price. The warrants are exercisable within 1 month from a QIPO. The warrants had since expired following one month after QIPO.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1**	Specimen Share Certificate

2.3*	Description of Securities

4.1**	Form of Executive Officer Agreement, by and between the Registrant and Kwong Choong Kuen.

4.2**	Form of Director Agreement, by and between the Registrant and Lim Sin Foo, Harris

4.3**	Form of Director Agreement, by and between the Registrant and Low Jiayi

4.4**	Form of Independent Director Agreement by and between the Registrant and Quek Huay Min

4.5**	Form of Independent Director Agreement by and between the Registrant and Robert Ng Sun

4.6**	Form of Independent Director Agreement by and between the Registrant and Ong Sie Hou Raymond

4.7**	Form of Indemnity Agreement between the Registrant and Directors

4.8**	Sales Agreement between Kong Hwee Iron Works & Construction Pte Ltd and the Registrant, dated December 1, 2022.

4.9**	Event Engagement Contract between Formerly Fast Track Events Sdn Bhd and Fast Track Events Pte Ltd dated June 30, 2023.

4.10**	Customer Agreement between Fast Steel Construction Pte Ltd, Fast Track Event and the Kong Hwee Iron Works & Construction Pte Ltd, dated June 20, 2023.

4.11**	Waiver Letter between Lim Sin Foo, Harris and the Registrant, dated June 30, 2023 regarding advances from Director to the Company.

4.12**	Office lease agreement between FTE and Acorn Marketing & Research Consultants (Group) Pte. Ltd. dated September 16, 2023.

8.1**	List of Subsidiaries

11.1**	Form of Code of Business Conduct and Ethics.

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Clawback policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended February 28, 2025, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

**Previously filed

81

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FAST TRACK GROUP

Date: July 14, 2025	By:	/s/ Lim Sin Foo, Harris
	Name:	Lim Sin Foo, Harris
	Title:	Chief Executive Officer and Director

82