Form 20-F
period 2026-02-28
Fast Track Group
filed 2026-06-30
CIK 2027262

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2026

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

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

(Address of principal executive offices)

Yip Wai Foong

Tel: +65 6531 0075

Email: waifoong@ftentertainmentglobal.com

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

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

None

The registrant had approximately 21,812,500 ordinary shares issued and outstanding as of February 28, 2026.

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

Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results; and

●	dependence on our senior management and key employees.

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

ii

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

“Independent Registered Public Accounting Firm”	:	Assentsure PAC.

General

“Audit Committee”	:	The audit committee of our Board of Directors.

“Board” or “Board of Directors”	:	The board of Directors of our Company.

“Companies Act”	:	The Companies Act (Revised) of the Cayman Islands, as amended, supplemented, or modified from time to time.

“Company”, “Group” “we”, “us”	:	FAST TRACK GROUP.

“Compensation Committee”	:	The compensation committee of our Board of Directors.

“Controlling Shareholder”	:	Lim Sin Foo, Harris, our largest Major Shareholder.

“Directors”	:	The directors of our Company.

“Employment Act”	:	Employment Act 1968 of Singapore, as amended, supplemented, or modified from time to time.

“Executive Officers”	:	The executive officers of our Company. See section titled “General Information On Our Group — Our Business Overview — Management.”

“FASB”	:	The Financial Accounting Standards Board.

“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending February 28 or February 29, as applicable.

“FTE”	:	Fast Track Events Pte. Ltd., a private company limited by shares under the laws of Singapore.

“GAAP”	:	Accounting principles generally accepted in the United States of America.

“GST”	:	Goods and Services Tax of Singapore.

“IPO”	:	The Company’s initial public offering of 3,750,000 ordinary shares, par value $0.001 per share at a price of $4 per share.

““Listing”	:	The listing and quotation of our Shares on Nasdaq Capital Market.

“Major Shareholder”	:	A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting Shares in our Company, and the total votes attached to that share, or those Shares, is not less than 5.0% of the total votes attached to all the voting Shares in our Company.

“Nasdaq”	:	The Nasdaq Stock Market LLC.

“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies.

iii

“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors.

“Share(s)” or “Ordinary Shares”	:	Ordinary share(s) in the share capital of our Company.

“Singapore Companies Act”	:	Companies Act 1967 of Singapore, as amended, supplemented, or modified from time to time.

“Shareholders”	:	Registered holders of Shares.

“Underwriting Agreement”	:	The Underwriting Agreement dated May 22, 2025 entered into between our Company and Alexander Capital, L.P., acting as the representative of the underwriters, pursuant to which the underwriters have severally but not jointly agreed to purchase, and we have agreed to sell to them, 3,750,000 of our Shares at the Offer Price, less the underwriting discounts, as described therein.

Currencies, Units and Others

“S$” or “SGD”	:	Singapore dollars, the lawful currency of the Republic of Singapore.

“US$” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the United States of America.

“%” or “per cent.”	:	Per centum.

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

iv

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

A significant portion of our revenue was derived from a small number of customers during the years ended February 28, 2025 and February 28, 2026. In the year ended February 28, 2025, two different customers accounted for 60% and 37% of our total revenue, respectively. In the year ended February 28, 2026, two different customers accounted for 85% and 15% of our total revenue, respectively. We may continue to have a concentration of customers in the future. Therefore, if our major customers do not engage our services and we cannot secure new customers on time, our business, financial condition and results of operation may be adversely affected.

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

We organize and/or manage live events and concerts not only in Singapore but also throughout Southeast Asia. As a result, our business is subject to certain risks inherent in conducting business overseas, many of which are beyond our control. These risks include but are not limited to:

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

We anticipate that cash to fund our operating activities will be sufficient to meet our currently estimated cash requirements for at least the next 12 months. Nonetheless, we operate in a market that makes our prospects difficult to evaluate. Until we could achieve a level of positive operating cash flows adequate to support our cost structure, we would need to rely on additional financing. There is no assurance such financing will be available to us when needed or that such financing would be available under favorable terms. If we are unable to obtain sufficient funding, we may be required to significantly curtail our planned operations, which may have a material adverse impact on our ability to continue as a going concern.

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

We have incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

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

As of the date of this Report, we qualify as a foreign private issuer. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. Should we cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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

A “controlled company” under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. As of the date of this Report, our principal shareholder will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a controlled company, if we may elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating committee consist entirely of independent directors.

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

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

As previously reported, the Company received a deficiency letter from the Listing Qualifications Department of Nasdaq indicating that, based on the closing bid price for the last 30 consecutive business days, the Company was not in compliance with the $1.00 minimum bid price requirement for continued listing Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided a period of 180 calendar days, or until February 9, 2026 (the “Initial Compliance Date”), to regain compliance with the Bid Price Rule. The Company did not regain compliance with the Bid Price Rule by the Initial Compliance Date.

By letter dated February 10, 2026, Nasdaq informed the Company that it will provide the Company with an additional 180 calendar days compliance period, or until August 10, 2026 (the “New Compliance Date”), in which to regain compliance with the Bid Price Rule. In the event that the Company does not regain compliance prior to the New Compliance Date, Nasdaq will provide notice that the Company’s securities will be subject to delisting, at which time the Company may appeal Nasdaq’s determination to a Hearings Panel.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

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

Some provisions of our memorandum of association (the “Memorandum”) and articles of association (the “Articles of Association”), as amended from time to time (collectively the “Memorandum and Articles of Association”), may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

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

We are currently involved in a pending arbitration proceeding in Singapore and may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations, cash flows and prospects.

We are currently involved in a pending arbitration proceeding (the “Arbitration) in the Singapore International Arbitration Centre, as noticed on June 26, 2026, from Haodong Yang (the “Claimant”), relating to a dispute pursuant to a loan agreement between the Claimant, our CEO Harris Lim, and the Company. We may be involved in other legal proceedings from time to time. In addition to the related cost, managing and defending arbitration proceedings or litigation can divert our management’s attention. We may also need to pay damages to settle claims with a substantial amount of cash, including in this pending Arbitration. Any of these could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

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

As part of our Group’s internal reorganization for the purposes of our IPO, TCX HOLDINGS LTD was incorporated in the British Virgin Islands on May 31, 2024, and authorized to issue a maximum of 50,000 no par value shares of a single class. Prior to the reorganization, TCX HOLDINGS LTD issued 1 share, which is held by Mr. Lim Sin Foo, Harris.

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

Our Initial Public Offering

On May 22, 2025, we entered into an underwriting agreement with Alexander Capital, L.P., as representative of the several underwriters named thereof, in connection with our initial public offering of 3,750,000 ordinary shares, par value $0.001 per share at a price of $4 per share. The underwriters also had an option for a period of 45 days to purchase up to 562,500 ordinary shares to cover over-allotments, if any. The Company has also agreed to issue to the representative as compensation Representative’s Warrants exercisable for a period of five years from the date of issuance of up to 431, 250 ordinary shares at a per share exercise price equal to 140% of the public offering price per share in the IPO. The Company’s Registration Statement on Form F-1 (File No. 333- 286542) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 14, 2025, as amended, the “Registration Statement”) was declared effective by the Commission on May 22, 2025.

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

Offices

Our headquarters are located in Singapore at 600 North Bridge Road, Parkview Square #24-01 Singapore 188778, where we lease a 1518 square-feet office space pursuant to a lease agreement between FTE and Chyau Fwu Development (Singapore) Pte Ltd. The lease agreement is for a period of 3 years, which commenced on November 25, 2025 and expires on November 24, 2028.

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

We have proven track record in Live Entertainment and Strategic Brand Activation Ecosystems. We have established a reputation in event management across the Asia Pacific region, anchored by a history of executing high-profile concerts and live engagements with globally recognized celebrities, including Jessica Jung, MINNIE of (G)I-DLE, and TREASURE, as well as highly effective multi-part corporate engagements such as our past work with Serba Wangi in 2025. Moving forward, a core pillar of our growth strategy is the development of a comprehensive brand activation and partnership ecosystem. By acting as the strategic bridge between premier corporate clients and our expanding talent portfolio—which includes global commercial representation for K-pop group KIIRAS and collaborations with prominent international personalities—we design deeply integrated, experience-led marketing campaigns. This synergistic model brings measurable value to our clients’ brand activation efforts while simultaneously providing our artists with an elevated, high-visibility platform for promotion, ultimately cultivating a robust ecosystem where brands, talents, and audiences all mutually benefit.

As one of the few companies in Singapore with specialized expertise in organizing and managing events and concerts, we are confident in our ability to deliver exceptional value to our customers. Our extensive experience and proven track record position us uniquely to handle a wide range of event-related needs, ensuring that every aspect is meticulously planned and executed. Our team possesses in-depth knowledge and hands-on experience across all facets of event management, from conceptualization and planning to execution and post-event analysis. This allows us to anticipate challenges, implement best practices, and ensure a seamless experience for our clients and their guests. We understand that each event is unique, with its own set of requirements and objectives. Our team works closely with our customers to develop customized solutions that align with their vision, goals, and budget. Whether it’s a corporate conference, a large-scale concert, or an intimate private event, we tailor our services to meet specific needs and deliver outstanding results

Our ability to secure such collaborations not only highlights our industry connections but also demonstrates our expertise in creating buzzworthy events that attract both media attention and public interest. Moreover, we believe that having revenue streams from different business segments helps mitigate the risks associated with industry downturns in any one area. Our diversification strategy involves expanding into various facets of the entertainment industry, including Live Entertainment and Agency services. This approach ensures that we are not overly reliant on a single revenue source and can maintain stability even when one segment faces challenges.

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

Additionally, we believe that one of the competitive advantages we have over our peers is that about 90% of our connections with artiste management companies are direct connections, while the remaining 10% of our connections are indirect connections through third-party agents. We only connect through third-party agents for reasons such as having language barriers in communications, or because we are unfamiliar with the artiste and/or artiste management company. We believe that while third-party agents can offer convenience or specialized expertise, having direct connections with the artiste management companies often provides greater control, efficiency, and opportunities for building strong long-term mutually beneficial relationships.

We have an established overall track record of securing mega events and top artistes.

We believe that our reputation as a premier event and concert organizer and manager in Singapore is well-earned, thanks to our impressive track record of bringing mega acts and renowned artistes to Singapore and the surrounding region. Our history of successfully securing and managing high-profile events has firmly established our brand as synonymous with quality and excellence in the industry

From example, from January 2025 to February 2026, we secured the following events:

●	We promoted a concert by Korean pop star Rain at Resorts World Genting in Malaysia.

●	We facilitated a three-part brand activation marketing campaign for Serba Wangi Sdn. Bhd. (“Serba Wangi”), a Malaysian rice miller and wholesaler producing, packaging, and distributing rice products nationwide, ahead of the launch of three new ecoBrown’s Brice wholegrain rice puffs flavors (Truffle, Himalayan Salt, and Musang King Durian). We partnered with major South Korean multinational talent and entertainment agencies to strategically pair celebrities with Serba Wangi’s younger target demographic to maximize reach and impact. Each new flavor, alongside its Nuuna brand, was showcased through its own dedicated fan engagement event headlined by globally recognized K-pop and entertainment talent.

●	We delivered a strategic celebrity partnership for Dongfeng Singapore’s brand activation campaign for its newest electric vehicle, the Dongfeng 007. Following a detailed analysis of the brand’s identity, vision, and target audience, we identified Jessica Jung as the ideal personality to represent the Dongfeng 007’s spirit of innovation, luxury, and bold design. We managed Jessica’s participation at the public unveiling held at Singapore’s Funan Mall in October 2025, creating an engaging experience that resonated with both local consumers and regional fans. Following the event, we also coordinated Jessica’s media engagements, including a private interview session with select lifestyle and entertainment journalists at the Volt Auto Showroom, to further amplify the campaign’s reach and visibility.

●	We entered into a strategic partnership with CloudX Entertainment (“CloudX”), a hybrid talent management and creative agency, which will include celebrity and influencer partnerships and content creator campaigns across travel, sports, and entertainment.

●	We partnered with Resorts World Sentosa in Singapore to bring Amotti to the resort, in our first corporate social responsibility activation in support of Guide Dogs Singapore Ltd, to celebrate the intersection of wellness, dogs and supporting the visually impaired. Beyond his globally recognized fitness personality, Amotti is a known dog lover whose strong regional presence and charismatic energy helped rally the crowd during a revitalizing sunrise walk.

●	We signed a two-year partnership agreement for the representation and live entertainment rights with Leanbranding, a firm that manages rising K-pop girl group KIIRAS, where will be the official representative of KIIRAS for live entertainment engagements such as, concerts, music festivals, and live show appearances. Through this partnership, we will retain the rights to produce and manage concert tours with Leanbranding for KIIRAS globally, outside of South Korea, Japan and China.

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

Agency

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

We are committed to achieving organic growth by increasing our business revenue and expanding into the Southeast Asian region. We recognize the importance of continuous relationship building in our B2B business model, we are expanding our sales and partnership team. This expansion is aimed at strengthening our presence in Southeast Asia by focusing on establishing and nurturing relationships with new clients and partners. By enhancing our team’s capabilities, we aim to foster long-term collaborations and seize growth opportunities in this dynamic market. This dual approach of strategic expansion into Southeast Asia and bolstering our sales and partnership team underscores our commitment to expanding our footprint and enhancing our service offerings in the region.

Strategic Ecosystem Development and Brand Activation Partnerships

As we look to the future, a central component of our growth strategy is the convergence of our Live Entertainment and Agency business segments to create a comprehensive, mutually beneficial promotional ecosystem. By strategically bridging our high-profile event management capabilities with our talent agency operations, we are transitioning from standalone service offerings into an integrated marketing and brand activation platform. This ecosystem is designed to deliver compound value to all stakeholders. For our corporate clients and brand partners, it offers deeply immersive, talent-led experiential marketing campaigns that drive measurable audience engagement. Simultaneously, this model provides our roster of artists and global talent with elevated, high-visibility promotional platforms through strategic partnerships with strong media outlets and established brands. By leveraging these synergies, we intend to cultivate a robust, multi-sided network where talents amplify brand narratives, brands underwrite expanded reach for artists, and media partners benefit from exclusive, high-quality entertainment content, ultimately driving sustained revenue growth across our integrated segments.

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

Major Customers

For the years ended February 28, 2026 and February 28, 2025, our major customers are as follows:

Customers	February 28, 2026		February 28, 2025
	Revenue (S$)%		Revenue (S$)%
Customer A	1,822,127	85	-	-
Customer B	323,044	15	-	-
Customer C	-	-	610,585	60
Customer D	-	-	370,000	37

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

Talent or artiste management agencies is a key cost component of our projects. For the years ended February 28, 2026 and February 28, 2025, we derived a significant portion of our expenses from the following key supplier and/or subcontractors:

Suppliers/Contractors	February 28, 2026		February 28, 2025
	Expenses (S$)%		Expenses (S$)%
Vendor A	361,903	27	-	-
Vendor B	322,003	24	-	-
Vendor C	266,548	20	-	-
Vendor D	256,980	20	-	-
Vendor E	-	-	782,237	90

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

Employees

As of February 28, 2026, we had a workforce of ten individuals, who were mostly located in our Singapore office. The following table sets forth a breakdown of employees categorized by function as at the date of this Report:

	Number of Employees	Percentage
Director	2	20%
Finance and administration	2	20%
Operations and partnership	2	20%
Sales and marketing	4	40%
Total	10	100.0%

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

Facilities

Our headquarters are located in Singapore at 600 North Bridge Road, Parkview Square #24-01 Singapore 188778, where we lease a 1518 square-feet office space pursuant to a lease agreement between FTE and Chyau Fwu Development (Singapore) Pte Ltd. The lease agreement is for a period of three years, which commenced on November 25, 2025 and expires on November 24, 2028.

Legal Proceedings

As at February 28, 2026, we were not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

On June 26, 2026, we received a notice of arbitration in the Singapore International Arbitration Centre by Haodong Yang (the “Claimant”), relating to a dispute pursuant to a loan agreement between the Claimant, our CEO Harris Lim, and the Company. At this preliminary stage, it is not possible to assess the chances of the Claimant’s claim and the outcome of the arbitration proceeding, and we are unable to reasonably estimate the possible loss, if any, associated with the matter.

We may from time to time become a party to various other legal or administrative proceedings arising in the ordinary course of business.

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

C. Organizational structure.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this annual report:

Name	Background	Ownership
TCX HOLDINGS LTD	Incorporated on May 31, 2024 as a BVI Business Company in the British Virgin Islands.	100% owned by FAST TRACK GROUP.

Fast Track Events Pte. Ltd.	Incorporated on March 8, 2012 as a private company limited by shares under the laws of Singapore.	100% owned by TCX HOLDINGS LTD.

D. Property, plant and equipment.

We do not own any real property.

Our headquarters are located in Singapore at 600 North Bridge Road, Parkview Square #24-01 Singapore 188778, where we lease a 1,518 square-meter office space pursuant to a lease agreement between FTE and Chyau Fwu Development (Singapore) Pte Ltd. The lease agreement is for a period of three years, which commenced on November 25, 2025 and expires on November 24, 2028.

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

A. Operating Results

Overview

We are a regional entertainment-focused event management and marketing company based in Singapore that provides a full range of services including experiential marketing, artiste endorsement and management, movie premiere organizations, grand openings and concerts. In addition to our expertise in event and concert management, we offer comprehensive value-added services tailored to meet specific client demands.

We specialize predominantly in the organization and management of large-scale live events and concerts by renowned international artistes in Singapore and the region, and provide agency services for artiste endorsements. We go beyond conventional event management and offer value-added services such as media planning, public relations management, technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, a l tailored to the high standards that we set.

We set ourselves apart from other competitors in the industry by providing comprehensive solutions encompassing technical expertise and creative input. This in turn mitigates the risks of operating in any single business segment.

Major Factors Affecting Our Performance

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

Our asset-light business model and extensive network of vendors in these countries and regions allow us to expand to more cities quickly. Our experience ensure that we can adapt to different market demands, reduce overhead costs, and scale our operations efficiently. By leveraging local expertise and resources, we can seamlessly enter new markets, offering high quality events that meet the expectations of diverse audiences.

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

We have established a strong network of business relationships with key participants in the entertainment industry within Asia. Our management long-standing experience in the industry has enabled us to establish a wide network of personal relationships with artiste managers globally, as well as other professional and technical teams in Singapore and South Korea, leading talent, crew and staff, and other key participants in the event and concert production and promotion industry, which have been crucial to our success. Additionally, we believe that one of the competitive advantages we have over our peers is that about 90% of our connections with artiste management companies are direct connections, while the remaining 10% of our connections are indirect connections through third-party agents.

Results of Operations

The table below sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended
	February 29, 2024	% Rev	February 28, 2025	% Rev	February 28, 2026	% Rev
	S$		S$		S$
Revenue	1,290,951	100.0	1,013,482	100.0	2,147,134	100.0
Cost of revenue	(1,025,516)	(79.4)	(884,883)	(87.3)	(1,320,170)	(61.5)
Gross profit	265,435	20.6	128,599	12.7	826,964	38.5

Depreciation and amortization	-	-	(185)	N.M.	(27,105)	1.3
Sales and marketing expenses	-	-	-	-	(4,619,523)	215.1
Operating lease expenses	(20,987)	1.6	(40,464)	4.0	(76,137)	3.5
General and administrative expenses	(210,899)	16.3	(514,879)	50.8	(2,379,860)	110.8
Total operating expenses	(231,886)	18.0	(555,528)	54.8	(7,102,625)	330.8

Operating income (loss)	33,549	2.6	(426,929)	(42.1)	(6,275,661)	(292.3)

Other (expenses) income, net	(201)	N.M.	(25,521)	(2.5)	172,951	8.1

Net income (loss)	33,348	2.6	(452,450)	(44.6)	(6,102,710)	(284.2)

*N.M.: Not meaningful.

Revenue

We currently generate revenue exclusively from the Agency segment.

For the years ended February 28, 2026 and February 28, 2025, our revenue was approximately S$2.1 million and S$1.0 million respectively, representing an increase of approximately 111.9% primarily due to strategic enhancements to our celebrity agency business, which expanded our service offerings, strengthened client and celebrity partnerships, and enabled larger, multi-phase brand activation campaigns across the region.

For the years ended February 28, 2025 and February 29, 2024, our revenue was approximately S$1.0 million and S$1.3 million respectively, representing a decrease of approximately 21.5% due to the Company took a prudent approach to focus on profitable transactions and timing of revenue recognition in line with business activities.

Cost of Revenue

Our cost of revenue is predominately pertaining to artiste fees, expenses incurred to set up for events and agency consultancy services.

For the years ended February 28, 2026 and February 28, 2025, our cost of revenue was approximately S$1.3 million and S$0.9 million respectively, representing an increase of approximately 49.2% primarily due to higher expenses associated with executing large-scale, multi-phase brand activation campaigns and expanding our celebrity and influencer partnerships.

For the years ended February 28, 2025 and February 29, 2024, our cost of revenue was approximately S$0.9 million and S$1.0 million respectively, representing a decrease of approximately 13.7%. The lower cost of revenue is in line with the decrease in revenue.

Gross Profit and Gross Margin

Gross profit is total revenue minus total cost of revenue. Gross margin is defined as total gross profit, as a percentage of total revenue.

Our gross profit grew by 543.1% from S$128,599 in 2025 to S$826,964 in 2026. Our gross margin was 12.7% in 2025, as compared to 38.5% in 2026, primarily due to an expanded service offering with higher profit margin, compared to the predominantly agency-based services provided in the prior period.

Our gross profit decreased by 51.6% from S$265,435 in 2024 to S$128,599 in 2025. Our gross margin was 20.6% in 2024, as compared to 12.7% in 2025, primarily due to lower profit margin of agency-based services provided during the year.

Depreciation and amortization

Our depreciation expenses increased to S$27,105 for the year ended February 28, 2026, mainly due to the new office improvements depreciating in 2026.

Sales and Marketing Expenses

Our sales and marketing expenses increased to S$4,619,523 for the year ended February 28, 2026, mainly due to the business and relationship development and marketing to drive business growth throughout Southeast Asia after the IPO.

Operating Lease Expenses

For the years ended February 28, 2026 and February 28, 2025, our operating lease expenses increased by S$35,673, or 88.2% to S$76,137 compared to S$40,464 in 2025. The increase is mainly due to higher rental rate and bigger space following the shift to our new office to accommodate business expansion.

For the years ended February 28, 2025 and February 29, 2024, our operating lease expenses increased by S$19,477, or 92.8% to S$40,464 compared to S$20,987 in 2024. The increase is mainly due to full year impact of operating lease for our office.

General and Administrative Expenses

For the years ended February 28, 2026 and February 28, 2025, our general and administrative expenses increased by 362.2% from S$514,879 in 2025 to S$2,379,860 in 2026. The increase was due to investments in team expansion to support client relationships and brand positioning, as well as one-off professional fees related to the Company’s transition to a public listing.

For the years ended February 28, 2025 and February 29, 2024, our general and administrative expenses increased by 144.1% to S$514,879 compared to S$210,899 in 2024. The increase is mainly due to the increase in headcount and salary costs related as the Company expanded the team to assist in rebuilding and growing the business.

Other Income, Expenses, Gains and Losses

Our interest income, interest expense, and foreign exchange (loss) gain was a net expense of S$25,521 in 2025 compared to net income of S$172,951 in 2026. The higher non-operating income was mainly due to increased interest income and a reduction in interest expense resulting from the full repayment of the Company’s bank loan and working capital loans in 2026.

Our interest income, interest expense, and foreign exchange (loss) gain was a net expense of S$201 in 2024 compared to S$25,521 in 2025. The higher non-operating expense was mainly due to interest incurred for a bank loan and working capital loans obtained from two investors.

Segment Profitability Metric

We have two reportable segments, namely, Live Entertainment and Agency. The chief operating decision maker (“CODM”), comprising our senior management team, reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment.

For the years ending February 28, 2025 and February 28, 2026, we reported revenue exclusively from the Agency segment. We have adopted a cautious approach and focused on developing the business within the Agency segment. This differed from the Live Entertainment segment, which demands significant upfront investment in capital resources before revenue can be generated.

B. Liquidity and Capital Resources

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments.

The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contributions have been utilized to finance the working capital requirements of the Company. For the year ended February 28, 2026, the Company had a net loss of S$6,102,710 and recorded net cash used in operating activities of S$15,825,468. As of February 28, 2026, the Company had S$2,375,293 in cash and cash equivalents. Cash and cash equivalents comprise cash on hand and bank deposits placed with banks which are unrestricted as to withdrawal and use and have original maturities of three months or less.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business.

Based on the above factors and in consideration of the Company’s business plans and forecasts, management has a reasonable expectation that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026
	S$	S$	S$
Net cash (used in) generated from operating activities	(9,517)	428,469	(15,825,468)
Net cash used in investing activity	-	(2,216)	(286,096)
Net cash (used in) generated from financing activities	(39,413)	(161,010)	18,218,421
Net (decrease) increase in cash and cash equivalents	(48,930)	265,243	2,106,857
Cash and cash equivalents, beginning of year	52,123	3,193	268,436
Cash and cash equivalents, end of year	3,193	268,436	2,375,293

Cash Flows from Operating Activities

Net cash used in operating activities in 2026 consisted of S$6.10 million of net losses, a S$0.103 million positive impact from non-cash items, and a S$9.83 million net cash outflow in change of assets and liabilities due to the timing of when amounts came due.

Net cash used in operating activities in 2025 consisted of S$0.45 million of net losses, a S$0.045 million positive impact from non-cash items, and a S$0.84 million net cash inflow in change of assets and liabilities due to the timing of when amounts came due.

Net cash used in operating activities in 2024 consisted of S$0.033 million of net losses, a S$0.097 million positive impact from non-cash items, and a S$0.14 million net cash outflow in change of assets and liabilities due to the timing of when amounts came due.

Cash Flows from Investing Activities

Net cash used in investing activities in 2026 consisted of S$286,096, an increase from S$2,216 in 2025, primarily arising from expenditures for new office improvements and the purchase of office equipment to support the team expansion following our IPO.

Net cash used in investing activities in 2025 consisted of S$2,216, an increase from nil in 2024, primarily arising from the purchase of property and equipment to support the team expansion.

There wasn’t cash used in investing activities in 2024.

Cash Flows from Financing Activities

Net cash provided by financing activities in 2026 consisted of S$19.2 million in net proceeds from our IPO in May 2025 after IPO-related expenses, S$0.68 million repayment of short-term advances from directors as well as S$0.28 million in repayment of a short-term loan.

Net cash used in financing activities in 2025 consisted of S$0.79 million deferred expenses for IPO, S$0.63 million in net proceeds from a short-term loan and short-term advances from directors.

Net cash used in financing activities in 2024 consisted of S$0.39 million in repayment of a short-term loan and short-term advances from directors.

Contractual Cash Obligations

Our operating lease obligations, including imputed interest, were S$436,404 as of February 28, 2026, of which S$170,436 is payable within the next 12 months. For further information on our leases, refer to Note 9 – Leases in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Licenses.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended February 28, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reporting of, among other things, assets and liabilities, disclosure of contingent assets and liabilities and revenue and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of judgments, estimates and assumptions, our actual results could differ from what we expect.

We believe that the following accounting policies reflect the significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements. For additional information, see the disclosure included in Note 2 – Summary of Significant Accounting Policies in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

Accounts receivable and allowance for expected credit losses

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

Revenue recognition

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Company to:

1.	identify its contracts with customers;
2.	identify its performance obligations under those contracts;
3.	determine the transaction prices of those contracts;
4.	allocate the transaction prices to its performance obligations in those contracts; and
5.	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

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

Revenue from live entertainment/concert performances and other special events is recognized when the events take place. Revenue from an one-time event is recognized if (i) persuasive evidence of an arrangement exists; (ii) the event has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured.

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

Income taxes

We account for income taxes using the liability method. We determine deferred tax assets and liabilities based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that are in effect in the period in which the differences are expected to reverse. Determining the likelihood that our net deferred tax assets will be realized from future taxable income may require certain judgment. The accounting for deferred tax represents our best estimates of certain future events. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Changes in estimates, due to unanticipated events or otherwise, could have a material effect on our consolidated financial statements.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth information regarding our Directors and Executive Officers as at the date of this Report.

Name	Age	Position
Lim Sin Foo, Harris	37	Chief Executive Officer and Director
Low Jiayi	39	Chief Operation Officer and Director
Yip Wai Foong	39	Chief Financial Officer
Quek Huay Min	48	Independent Director
Ong Sie Hou, Raymond	55	Independent Director
Robert Ng Sun	61	Independent Director

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

Ms. Low Jiayi has been our Chief Operation Officer since May 2024 and has been a Director of the Company since November 29, 2024. As our Chief Operation Officer, Ms. Low is responsible for the overall strategic direction and development of our Company. Ms. Low has 10 years of experience in event industry. From June 2021 to October 2023, Ms. Low served as an assistant to a Director in SeaMoney at Shopee Singapore Pte Ltd, responsible for administrative matters. From June 2013 to May 2021, Ms. Low served as our Company’s operations manager, responsible to ensure smooth execution of events. Ms. Low obtained her Bachelor’s Degree in Communication and Psychology from Upper Iowa University in 2010. We believe Ms. Low is well qualified to serve on our board of directors based on her extensive operating and management experience and knowledge within our industry.

Mr. Yip Wai Foong has been our Chief Financial Officer since August 2025, responsible for the financial reporting, corporate services and compliance of our Company. Mr. Yip has over 15 years of financial experience across industries. From September 2023 to August 2025, Mr. Yip served as the Audit Director at W.P Yip & Co, leading and overseeing statutory audits for companies. From July 2018 to August 2023, Mr. Yip was a Senior Commercial Manager of WPP Media. Mr. Yip also worked as the Head of Finance at RedTix (AirAsia Group) from March 2018 to June 2018. Mr. Yip holds a Bachelor of Science in Applied Accounting from Oxford Brookes University and is a Fellow of the Association of Chartered Certified Accountants (FCCA).

Ms. Quek Huay Min (alias, Guo Huimin) has been an independent director of the Company since November 29, 2024. Since September 2004 till now, Ms. Quek has been working at DBS Bank. She was promoted to vice president in 2008, team lead in 2011 and senior vice president in 2018. From July 2001 to September 2004, Ms. Quek was the relationship manager at OCBC Bank, responsible for managing a portfolio of small to medium size customers. Ms. Quek obtained her Bachelor’s Degree in Business from Nanyang Technological University in 2001.

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

Family Relationships

Except as disclosed above, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation.

For the years ended February 28, 2026 and February 28, 2025, we paid an aggregate of approximately S$832,433 and S$348,516 respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities.

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

D. Employees.

As of February 28, 2026, we had a workforce of ten individuals, who were mostly located in our office in Singapore.

Our workforce has increased over the past three fiscal years as our business operations expanded. As of February 28, 2026, one of our employees was the sibling of our Chief Executive Officer, who is also a director and major shareholder of our Company. The employee’s compensation, responsibilities and terms of employment were determined in accordance with our standard employment policies and procedures and are substantially consistent with those applicable to employees holding comparable positions and responsibilities. The employee does not serve as a director or executive officer of the Company. Any new employment of related employees and the proposed terms of their employment will be subject to the review and approval of our Compensation Committee. In the event that a member of our Compensation Committee is related to the employee under review, such director will abstain from the review.

None of our employees are covered by collective bargaining agreements, and we have not experienced any material labor disputes, work stoppages or strikes. We believe our relationship with our employees is good.

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

(1) Unless otherwise noted, the business address of each of the following entities or individuals is 600 North Bridge Road, Parkview Square #24-01, Singapore 188778.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of February 28, 2026 and February 28, 2025.

Name of related parties	Relationship with the Company

Lim Sin Foo, Harris	Shareholder, Founder and Director

Related party balances

Transaction nature	Name	2025	2026	2026
		S$	S$	US$
Amount due to	Lim Sin Foo, Harris	691,981	11,829	9,361

The Director, Lim Sin Foo, Harris made payments on behalf of the Company to cover certain operating expenses.

Policies and Procedures for Related Party Transactions

Our Audit Committee is tasked with review and approval of all related party transactions.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares are listed on the Nasdaq Capital Market since May 23, 2025 and traded under the symbol “FTRK.”

B. Plan of Distribution.

Not applicable.

C. Markets.

Our Ordinary Shares are listed on the Nasdaq Capital Market since May 23, 2025 under the symbol “FTRK.”

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

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

Our Internet website is https://www.fastrack-group.com. We make our Annual Reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

For the year ended February 28, 2025, customer C and customer D accounted for 60% and 37% of the Company’s total revenue. For the year ended February 28, 2026, customer A and customer B accounted for 85% and 15% of the Company’s total revenue.

For the year ended February 28, 2025, vendor E accounted for 90% of the Company’s total purchases. For the year ended February 28, 2026, vendor A, B, C and D accounted for 27%, 24%, 20% and 20% of the Company’s total purchases.

Credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable and deposits. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable is short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On May 22, 2025, the SEC declared effective our registration statement on Form F-1 (File Number 333-286542), as amended, filed in connection with our IPO (the “Registration Statement”). On May 23, 2025, we completed our IPO in which we issued and sold an aggregate of 3,750,000 ordinary shares, at a price of $4.00 per share for $15 million. Alexander Capital, L.P. was the representative of the underwriters of our IPO (the “Representative”). On June 2, 2025, we issued an additional 562,500 ordinary shares at a price of $4.00 per share for $2.25 million following the full exercise of the Representative’s over-allotment option. We received net proceeds of $14,549,571, after deducting underwriting discounts, commissions and offering expenses of $2,700,429. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates. The offering terminated after the sale of all securities registered pursuant to the Registration Statement.

For the year ended February 28, 2026, approximately $13.9 million of our IPO proceeds have been used.

Below is a summary of the use of the net proceeds from our IPO:

● approximately 58% for marketing and branding purposes;

● approximately 4% for building up sales and partnership team; and

● approximately 33% for working capital and other general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of February 28, 2026, our disclosure controls and procedures were not effective as our management has identified a material weakness that is related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

To remedy our identified material weakness, we have adopted and plan to continue to adopt certain measures to improve our internal control over financial reporting, including (1) hiring more qualified accounting personnel with extensive experience and knowledge in handling U.S. GAAP and SEC financial reporting requirements; (2) providing regular and appropriate trainings for our accounting staff, especially trainings related to U.S. GAAP and SEC reporting requirements; and (3) setting up performance measurement and reward plan for our accounting staff aligning with our objective of internal control over financial reporting and our ethical value. However, the implementation of these measures may not fully address these weaknesses and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these weaknesses and deficiencies or our failure to discover and address any other weakness and deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

As of the date of this report, the Company has initiated the remediation plan and is in the process of implementing the identified measures. Specifically, the Company has begun recruiting additional qualified accounting personnel with U.S. GAAP and SEC reporting experience and has conducted targeted training programs for existing staff. In addition, the Company is developing performance evaluation and incentive mechanisms to further strengthen internal control awareness and accountability.

The remediation efforts are ongoing, and the Company expects to continue implementing and refining these measures throughout fiscal year 2027. While progress has been made, the material weakness has not yet been fully remediated, as sufficient time is required to evaluate the operating effectiveness of the newly implemented controls. The Company will continue to monitor the effectiveness of these measures and make necessary adjustments as appropriate.

At this stage, the Company has not established a fixed completion date but is working toward achieving full remediation as soon as practicable.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that as of February 28, 2026, our internal control over financial reporting was not effective due to a material weakness identified in our internal control over financial reporting as described above.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended February 28, 2026 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2026 and 2025.

	2026	2025
	US$	US$
Audit Fees	140,000	120,000
Review Service Fees	-	-
Total	140,000	120,000

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

Any questions as to whether information is material or has been adequately disclosed should be directed to the Company’s Chief Financial Officer. Additional information regarding insider trading can be found in the Company’s Insider Trading Policy.

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

FAST TRACK GROUP

Report of Independent Registered Public Accounting Firm

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

To:	The Board of Directors and Shareholders of
Fast Track Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fast Track Group and its subsidiaries (the “Company”) as of February 28, 2026 and 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders equity and cash flows for each of the years in the three-year period ended February 28, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2026 and 2025 and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2026, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred loss from operations and net cash used in operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2024.

Singapore

June 30, 2026

PCAOB ID: 6783

FAST TRACK GROUP

CONSOLIDATED BALANCE SHEETS

	As of
	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	US$
ASSETS
Current assets:
Cash and cash equivalents	268,436	2,375,293	1,879,782
Accounts receivable, net	113,643	-	-
Deposits, prepayments and other current assets	15,340	6,370,728	5,041,729
Deferred public offering costs	787,977	-	-
Contract costs	147,135	3,202,775	2,534,643
Total current assets	1,332,531	11,948,796	9,456,154

Non-current assets:
Property and equipment, net	2,030	261,021	206,569
Operating lease right-of-use assets, net	23,252	408,807	323,526
Prepayments	-	461,489	365,218
Total non-current assets	25,282	1,131,317	895,313

TOTAL ASSETS	1,357,813	13,080,113	10,351,467

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	438,700	-	-
Accrued liabilities and other payables	585,028	1,577,417	1,248,351
Contract liabilities	544,678	-	-
Amount due to related parties	691,981	11,829	9,361
Operating lease liabilities, current	20,463	153,476	121,459
Loans payable, current	3,442	-	-
Total current liabilities	2,284,292	1,742,722	1,379,171

Non-current liabilities:
Operating lease liabilities, non-current	2,789	255,331	202,067
Warrant liabilities	276,250	-	-
Total non-current liabilities	279,039	255,331	202,067

TOTAL LIABILITIES	2,563,331	1,998,053	1,581,238

Commitments and contingencies	-	-	-

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares, US$0.001 par value, 50,000,000 shares authorized, 17,500,000 and 21,812,500 shares issued and outstanding as of February 28, 2025 and February 28, 2026 respectively	23,550	29,000	22,950
Additional paid in capital	1,076,450	19,461,288	15,401,464
Accumulated deficits	(2,305,518)	(8,408,228)	(6,654,185)
Total shareholders’ (deficit) equity	(1,205,518)	11,082,060	8,770,229

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	1,357,813	13,080,113	10,351,467

The accompanying notes are an integral part of these consolidated financial statements.

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	S$	US$
Revenue
- Related parties	1,170,951	-	-	-
- Third parties	120,000	1,013,482	2,147,134	1,699,220
	1,290,951	1,013,482	2,147,134	1,699,220
Cost of revenue	(1,025,516)	(884,883)	(1,320,170)	(1,044,769)
Gross profit	265,435	128,599	826,964	654,451

Operating expenses
Depreciation and amortization	-	(185)	(27,105)	(21,451)
Sales and marketing expenses	-	-	(4,619,523)	(3,655,843)
Operating lease expenses	(20,987)	(40,464)	(76,137)	(60,254)
General and administrative expenses	(210,899)	(514,879)	(2,379,860)	(1,883,397)
Total operating expenses	(231,886)	(555,528)	(7,102,625)	(5,620,945)

Operating income (loss)	33,549	(426,929)	(6,275,661)	(4,966,494)

Other (expenses) income, net
Other income	267	877	25,734	20,366
Interest income	-	-	151,040	119,532
Interest expense	(468)	(26,398)	(3,823)	(3,026)
Total other (expenses) income, net	(201)	(25,521)	172,951	136,872

Income (Loss) before taxes	33,348	(452,450)	(6,102,710)	(4,829,622)

Income tax expense	-	-	-	-

Net income (loss)	33,348	(452,450)	(6,102,710)	(4,829,622)

Net income (loss) per share - basic and diluted	0.002	(0.026)	(0.280)	(0.221)
Basic and diluted weighted average shares outstanding	17,500,000	17,500,000	21,812,500	21,812,500

The accompanying notes are an integral part of these consolidated financial statements.

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated deficit	Total
		S$	S$	S$	S$
Balance as of March 1, 2023	17,500,000	23,550	76,450	(1,886,416)	(1,786,416)
Net income	-	-	-	33,348	33,348
Capital contribution	-	-	1,000,000	-	1,000,000
Balance as of February 29, 2024	17,500,000	23,550	1,076,450	(1,853,068)	(753,068)
Net loss	-	-	-	(452,450)	(452,450)
Balance as of February 28, 2025	17,500,000	23,550	1,076,450	(2,305,518)	(1,205,518)
Issuance of new shares	4,312,500	5,450	18,384,838	-	18,390,288
Net loss	-	-	-	(6,102,710)	(6,102,710)
Balance as of February 28, 2026	21,812,500	29,000	19,461,288	(8,408,228)	11,082,060

		US$	US$	US$	US$
Balance as of February 28, 2026		22,950	15,401,464	(6,654,185)	8,770,229

The accompanying notes are an integral part of these consolidated financial statements.

FAST TRACK GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	33,348	(452,450)	(6,102,710)	(4,829,622)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of operating lease right-of-use assets	-	-	76,137	60,254
Depreciation of property and equipment	-	185	27,105	21,451
Provision for expected credit losses accounts	97,167	45,093	-	-
Changes in assets and liabilities:
Accounts receivable
- Related parties	(22,167)	-	-	-
- Third parties	(136,793)	(96,943)	113,643	89,936
Deposits, prepayments and other current assets	(7,396)	(7,944)	(6,816,877)	(5,394,806)
Contract costs	-	(147,135)	(3,055,640)	(2,418,202)
Accounts payable	-	-	(438,700)	(347,183)
Accrued liabilities and other payables	9,625	559,684	992,389	785,366
Contract liabilities	16,699	527,979	(544,678)	(431,053)
Operating lease liabilities	-	-	(76,137)	(60,254)
Net cash (used in) generated from operating activities	(9,517)	428,469	(15,825,468)	(12,524,113)

CASH FLOWS FROM INVESTING ACTIVITY
Purchase of plant and equipment	-	(2,216)	(286,096)	(226,413)
Net cash used in investing activity	-	(2,216)	(286,096)	(226,413)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	-	276,250	-	-
Repayments of borrowings	(10,181)	(10,502)	(279,692)	(221,345)
Net proceeds from initial public offering	-	-	19,178,265	15,177,481
Deferred public offering costs	-	(787,977)	-	-
Repayment of amount due to directors, net	(29,232)	361,219	(680,152)	(538,265)
Net cash (used in) generated from financing activities	(39,413)	(161,010)	18,218,421	14,417,871

Net (decrease) increase in cash and cash equivalents	(48,930)	265,243	2,106,857	1,667,345
Cash and cash equivalents, beginning of year	52,123	3,193	268,436	212,437
Cash and cash equivalents, end of year	3,193	268,436	2,375,293	1,879,782

Supplementary cash flow information:
Interest paid	(468)	(148)	(3,823)	(3,025)

The accompanying notes are an integral part of these consolidated financial statements.

FAST TRACK GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Fast Track Group (The “Group” or the “Company”) is an investment holding company incorporated on May 31, 2024 under the laws of the Cayman Islands. The Company through its subsidiaries involved in regional entertainment-focused event management and marketing company that provides a full range of services including experiential marketing, artiste endorsement and management, movie premiere organizations, grand openings and concerts and it is headquartered in Singapore.

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

As of February 28, 2026, the Company’s subsidiaries are detailed in the table as follows:

Name	Background	Ownership %	Principal activity
TCX Holdings Limited	● A British Virgin Islands company ● Incorporated on May 31, 2024	100%	Investment holding
Fast Track Events Pte. Ltd.	● A Singapore company ● Incorporated on March 8, 2012	100%	Regional entertainment-focused event management and marketing company

The registration statement for the Company’s Initial Public Offering (the “Offering”) was declared effective by the SEC on May 22, 2025. On May 23, 2025, the Company consummated the Offering of 3,750,000 ordinary shares at a public offering price of $4.00 per share. On June 2, 2025, the Company issued an additional 562,500 ordinary shares at a price of $4.00 per share following the full exercise of the underwriters’ over-allotment option. The aggregate gross proceeds from the Offering amounted to $17,250,000, prior to deducting underwriting discounts and other related expenses.

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, the Company becomes the holding company of the Group on July 2, 2024. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity (deficit) and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the beginning of the period, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

Liquidity and going concern

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments.

The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contributions have been utilized to finance the working capital requirements of the Company. For the year ended February 28, 2026, the Company had a net loss of S$6,102,710 and recorded net cash used in operating activities of S$15,825,468. As of February 28, 2026, the Company had S$2,375,293 in cash and cash equivalents. Cash and cash equivalents comprise cash on hand and bank deposits placed with banks which are unrestricted as to withdrawal and use and have original maturities of three months or less.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business.

Based on the above factors and in consideration of the Company’s business plans and forecasts, management has a reasonable expectation that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). All intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, revenue recognition, estimating the useful lives and impairment assessment of long-lived assets and goodwill, accounting for and impairment assessment of investments, impairment assessment of loans receivable, accounting for deferred income taxes and accounting for share-based compensation arrangements. Changes in facts and circumstances may result in revised estimates.

Foreign currency translation

The accompanying consolidated financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the reporting currency of the Company. The functional currency of the Company’s subsidiary in Singapore is Singapore Dollars (“SGD” or “S$”), its other subsidiary which are incorporated in British Virgin Islands is United States Dollars, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

Assets and liabilities of the Company’s subsidiaries that have functional currencies other than SGD are translated into SGD at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from SGD into USD as of February 28, 2026 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7914, representing the exchange rate set forth in the Monetary Authority of Singapore on February 28, 2026. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in Singapore.

Deposits, prepayments and other current assets

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

Prepayments are mainly comprised of payments made to vendors or service providers for future services that have not been provided. These amounts are non-refundable and bear no interest.

Other current assets, primarily consist of other receivables from third parties and goods and services tax receivable. These amounts are non-refundable, unsecured and bear no interest. Management reviews periodically to determine if the allowance is adequate and adjusts the allowance when necessary.

As of February 28, 2025 and 2026, management believes that the Company’s other current assets are not impaired.

Deferred public offering costs

Pursuant to ASC 340-10-S99-1, deferred public offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include underwriting fees related to the registration preparation, SEC filing fees and other expenses.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and any impairment losses if applicable. Depreciation is provided over their estimated useful lives, using the straight-line method. The estimated useful lives of the plant and equipment are as follows:

Expected useful lives
Furniture and fittings	3 years
Office equipment	3 years
Computer and software	3 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

Long-lived assets, representing property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of February 28, 2025 and 2026, no impairment of long-lived assets was recognized.

Leases

Effective March 1, 2021, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Related parties include:

a.	Affiliates of the entity
b.	Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity
c.	Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management
d.	Principal owners of the entity and members of their immediate families
e.	Management of the entity and members of their immediate families
f.	Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests
g.	Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Management is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

In January 2025, the FASB issued ASU 2025-01, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) (“2025-01”). The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. Management is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

In March 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810)” (“ASU 2025-03”). The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity (VIE) that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update differ from current GAAP because, for certain transactions, they replace the requirement that the primary beneficiary always is the acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. The amendments in this Update enhance the comparability of financial statements across entities engaging in acquisition transactions effected primarily by exchanging equity interests when the legal acquiree meets the definition of a business. Specifically, under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments in this Update do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. Management is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statement of operations and comprehensive (loss) income and consolidated statement of cash flows.

Revenue recognition

The five-step model defined by ASC Topic 606 requires the Company to:

1.	identify its contracts with customers;
2.	identify its performance obligations under those contracts;
3.	determine the transaction prices of those contracts;
4.	allocate the transaction prices to its performance obligations in those contracts; and
5.	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

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

Revenue from live entertainment/concert performances and other special events is recognized when the events take place. Revenue from an one-time event is recognized if (i) persuasive evidence of an arrangement exists; (ii) the event has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured.

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

Significant accounts related to the revenue cycle are as follows:

Cost of revenue

Cost of revenue is predominately pertained to artiste fees, expenses incurred to set up for events and agency consultancy services.

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the expected credit losses are adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Contract costs

Contract costs incurred during the production phases of the Company’s service contracts, are capitalized when the costs relate directly to the contract, are expected to be recovered, and generate or enhance resources to be used in satisfying the performance obligation and such deferred costs will be recognized upon the recognition of the related revenue. These costs primarily consist of procurement and material costs directly related to the contract. Contract costs are recognized as cost of revenue when performance obligation(s) is fulfilled and revenue is recognized concurrently.

The Company performs periodic reviews to assess the recoverability of the contract costs. The carrying amount of the asset is compared to the remaining amount of consideration. The Company expects to receive for the services to which the asset relates, less the costs that relate directly to providing those services that have not yet been recognized. If the carrying amount is not recoverable, an impairment loss is recognized. For the year ended February 28, 2025 and 2026, no impairment loss was recognized.

Contract liabilities

Contract liabilities represent payment advanced from customers. It is recognized when a payment is received from a customer before the Company transfers the related services.

Contract liabilities are recognized as revenue when the Company performed its performance obligation(s) under the contract (i.e., transfers control of the related services to the customer).

Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

The details of revenue and cost of revenue of the Company are as follows:

	For the Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	S$	US$
Revenue	1,290,951	1,013,482	2,147,134	1,699,220
Cost of revenue	(1,025,516)	(884,883)	(1,320,170)	(1,044,769)
Gross profit	265,435	128,599	826,964	654,451
Gross profit margin	20.6%	12.7%	38.5%	38.5%

Employee benefits

(1)	Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

(2)	Employee leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly within the reporting period.

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Loss per share

The Company computes loss per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as net loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding for the years ended February 28, 2025 and February 28, 2026.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

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

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of
	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	US$
Accounts receivable
- Related party	22,260	-	-
- Third parties	233,643	142,260	112,583
	255,903	142,260	112,583

Less: allowance for credit losses
- Related party	22,260	-	-
- Third parties	120,000	142,260	112,583
	142,260	142,260	112,583

Accounts receivable, net	113,643	-	-

The movement of allowances for expected credit loss is as follow:

	As of
	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	US$
Balance at beginning of the year
- Related party	22,167	22,260	17,616
- Third parties	75,000	120,000	94,967
	97,167	142,260	112,583

Addition (Reversal of) during the year
- Related party	93	(22,260)	(17,616)
- Third parties	45,000	22,260	17,616
	45,093	-	-

Balance at end of the year
- Related party	22,260	-	-
- Third parties	120,000	142,260	112,583
	142,260	142,260	112,583

NOTE 4 – CONTRACT COSTS

Contract costs consist of the following:

	As of
	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	US$
Balance at beginning of the year	-	147,135	116,441
Additions	147,135	4,239,609	3,355,183
Recognized to cost of revenue during the year	-	(1,183,969)	(936,981)
Balance at end of the year	147,135	3,202,775	2,534,643

Contract costs represent the payment advanced to suppliers.

NOTE 5 – DEPOSITS, PREPAYMENTS AND OTHER CURRENT ASSETS

	As of
	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	US$
Current
Deposits	6,548	694,228	549,405
Prepaid expenses*	-	5,669,405	4,486,709
Accrued income	-	1,173	928
Taxes receivable	8,792	5,922	4,687
Balance at end of the year	15,340	6,370,728	5,041,729

Non-current
Prepaid expenses*	-	461,489	365,218

*	Prepaid marketing expenses were mainly made to vendors for 23 months of marketing services including investor relations, advising on business plans and corporate development to drive business growth.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	US$
Furniture and fittings	1,200	3,578	2,832
Office equipment	-	8,913	7,054
Computer and software	56,383	16,468	13,033
Leasehold improvements	-	259,352	205,248
	57,583	288,311	228,167
Less: accumulated depreciation	(55,553)	(27,290)	(21,598)
	2,030	261,021	206,569

NOTE 7 – ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	As of
	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	US$
Accruals	17,550	234,101	185,265
Accrued payroll and welfare services	43,165	175,804	139,129
Other payables	524,313	1,167,512	923,957
Total	585,028	1,577,417	1,248,351

Other payables of S$1,167,512 (US$923,957) as of February 2026, primarily came from a S$1,000,000 advances collected from a client for an event that was subsequently postponed. This amount was repaid in full by May 2026 as the event did not proceed.

NOTE 8 – CONTRACT LIABILITIES

Contract liabilities consist of the following:

	As of
	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	US$
Balance at beginning of the year	16,699	544,678	431,053
Additions	914,678	1,602,456	1,268,167
Recognized to revenue during the year	(386,699)	(2,147,134)	(1,699,220)
Balance at end of the year	544,678	-	-

Contract liabilities represent the payment advanced from customers.

NOTE 9 – LEASES

The Company has entered into operating leases for office and office equipment as lessee with lease terms not exceeding 5 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

Information pertaining to lease amounts recognized in the Company’s consolidated financial statements is summarized as follows:

	As of
	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	US$
Right-of-use assets	23,252	408,807	323,526

Lease liabilities
Current	20,463	153,476	121,459
Non-current	2,789	255,331	202,067
Total	23,252	408,807	323,526

A summary of lease expenses recognized in the Company’s consolidated statements of operations are as follows:

	As of
	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	US$
Operating lease expenses	40,464	76,137	60,254

	February 28, 2025	February 28, 2026

Weighted-average remaining lease term – operating leases	3.58 years	2.58 years
Weighted-average discount rate – operating leases	5.25%	5.00%

Maturities of operating lease liabilities as of February 28, 2026 were as follows:

	February 28, 2026	February 28, 2026
	S$	US$
2027	170,436	134,881
2028	170,436	134,881
2029	95,532	75,604
Total undiscounted lease obligations	436,404	345,366
Less: imputed interest	(27,597)	(21,840)
Present value of lease liabilities	408,807	323,526

NOTE 10 – BANK LOAN

The Company has a five-year S$50,000 unsecured fixed rate bank loan which matures in June 2025. The bank loan carries interest of 2.5% per annum and was guaranteed by director. As at February 28, 2025 and February 28, 2026, the carrying amount of the bank loan was S$3,442 and nil, respectively following full repayment of the bank loan.

NOTE 11 – WARRANT LIABILITIES

On April 14, 2024, the Company received working capital credit facilities of S$50,000 and S$200,000 from investors, Tan Keng Kuat & Sons Pte Ltd and Ng Jian Da, respectively. The working capital loans carry a fixed interest rate of 12% per annum and mature in 24 months. Investors will be granted warrants to purchase shares equivalent to the total utilized amount of the credit facilities at a nominal consideration of SGD1. The number of shares to be issued to the Investor shall be computed based on the Qualified Initial Public Offering (“QIPO”)’s IPO price. The warrants are exercisable within 1 month from a QIPO. The warrants had since expired following one month after QIPO. During the financial year ended February 28, 2026, the Company has fully repaid the outstanding principal and accrued interest for the working capital loans.

NOTE 12 – EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 31, 2024, with an authorized share capital of US$50,000 divided into 50,000,000 ordinary shares with a par value of US$0.001 per share.

On July 2, 2024, the Company issued 17,499,999 additional ordinary shares at a par value of US$0.001 per share, resulting in a total of 17,500,000 ordinary shares were issued and outstanding.

On May 23, 2025, the Company consummated its initial public offering (the “Offering”) of 3,750,000 ordinary shares at a public offering price of $4.00 per share. On June 2, 2025, the Company issued an additional 562,500 ordinary shares at a price of $4.00 per share following the full exercise of the underwriters’ over-allotment option. The aggregate gross proceeds from the Offering amounted to $17,250,000, prior to deducting underwriting discounts and other related expenses. Upon completion of the Offering, 21,812,500 ordinary shares were issued and outstanding.

The Company only has one single class of ordinary shares that are accounted for as permanent equity.

NOTE 13 – EARNINGS (LOSS) PER SHARE

	For the Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	S$	US$
Numerator:
Net income (loss) attributable to ordinary shareholders	33,348	(452,450)	(6,102,710)	(4,829,622)

Denominator:
Weighted-average number of shares outstanding – basic and diluted	17,500,000	17,500,000	21,812,500	21,812,500

Basic and diluted earnings (loss) per share	0.002	(0.026)	(0.280)	(0.221)

NOTE 14 – INCOME TAXES

Cayman Islands and British Virgin Islands

The Company and its subsidiary, TCX Holdings Limited, are domiciled in the Cayman Island and British Virgin Islands respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and its subsidiary do not accrue for income taxes.

Singapore

The subsidiary, Fast Track Events Pte. Ltd. is incorporated in Singapore and is subject to Singapore corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The subsidiary files tax returns as prescribed by the tax laws of Singapore and is subject to examination by the relevant tax authorities in the normal course of business. Tax returns are generally subject to a four-year statute of limitations from the relevant Year of Assessment. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Significant components of the income taxes are as follows:

For the Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	S$	US$
Current income tax	-	-	-	-

The reconciliation of tax computed by applying the tax rate of 17% which is also the statutory corporate income tax rate for its Singapore’s subsidiary for the years ended February 29, 2024, February 28, 2025 and 2026 is as follows:

	For the Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	S$	US$
Income (Loss) before tax	33,348	(452,450)	(6,102,710)	(4,829,622)

Tax expense computed at tax rate of 17%	5,669	(76,917)	(1,037,461)	(821,036)
Reconciling items:
Non-taxable and non-deductible items	-	-	1,003,546	794,196
Changes in valuation allowance	(5,669)	76,917	33,915	26,840
	-	-	-	-

Significant components of deferred taxes are as follows:

	As of
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	S$	S$	S$	US$
Net operating loss carried forward	1,334,117	1,786,567	2,368,360	1,874,296
Deferred tax assets, gross	226,800	303,716	402,621	318,630
Valuation allowance	(226,800)	(303,716)	(402,621)	(318,630)
Deferred tax assets, net of valuation allowance	-	-	-	-

In assessing the realizability of deferred tax assets, management consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making the assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The Company concludes that it cannot reliably predict future profitability, and accordingly, unable to determine if it can derive future benefits from the deferred tax assets arising from the net operating loss carry forward.

NOTE 15 – COMMITMENT AND CONTINGENCIES

Lease commitments

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

For the details on future minimum lease payment under the non-cancellable operating leases as of February 28, 2026 please refer to section headed “Leases” set forth in the Notes to the Consolidated Financial Statements.

Contingencies

From time to time, the Company is involved in legal proceedings and claims arising in the ordinary course of business. The Company accrues a liability for loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal costs associated with such matters are expensed as incurred.

On June 26, 2026, the Company was named as a respondent in a Notice of Arbitration (“Notice”) filed with the Singapore International Arbitration Centre (SIAC) relating to a dispute arising from a loan agreement entered between the claimant and Company’s CEO, of which the Company acts as a guarantor to the loan. The Company has assessed the claims of approximately USD 3.65 million to be without merit and intends to vigorously defend the action and is in the process of engaging legal counsel. At this stage, the Company is unable to reasonably estimate the possible loss, if any. Accordingly, no provision has been recognized in the consolidated financial statements.

NOTE 16 – SUBSEQUENT EVENTS

The Company has assessed all subsequent events through June 30, 2026, which is the date that these consolidated financial statements are issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

On June 26, 2026, the Company was named as a respondent in a Notice of Arbitration (“Notice”) filed with the Singapore International Arbitration Centre (SIAC) relating to a dispute arising from a loan agreement entered between the claimant and Company’s CEO, of which the Company acts as a guarantor to the loan. The Company has assessed the claims of approximately USD 3.65 million to be without merit and intends to vigorously defend the action and is in the process of engaging legal counsel. At this stage, the Company is unable to reasonably estimate the possible loss, if any. Accordingly, no adjustment has been made to the consolidated financial statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1**	Specimen Share Certificate

2.3**	Description of Securities

4.1*	Form of Financial Officer Agreement, by and between the Registrant and Yip Wai Foong.

4.2**	Form of Director Agreement, by and between the Registrant and Lim Sin Foo, Harris

4.3**	Form of Director Agreement, by and between the Registrant and Low Jiayi

4.4**	Form of Independent Director Agreement by and between the Registrant and Quek Huay Min

4.5**	Form of Independent Director Agreement by and between the Registrant and Robert Ng Sun

4.6**	Form of Independent Director Agreement by and between the Registrant and Ong Sie Hou Raymond

4.7**	Form of Indemnity Agreement between the Registrant and Directors

4.8*	Lease Agreement by and between Fast Track Events Pte. Ltd. and Chyau Fwu Development (Singapore) Ltd., dated as of September 19, 2025.

8.1**	List of Subsidiaries

11.1**	Form of Code of Business Conduct and Ethics.

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1**	Clawback policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended February 28, 2026, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

**Previously filed

61

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FAST TRACK GROUP

Date: June 30, 2026	By:	/s/ Lim Sin Foo, Harris
	Name:	Lim Sin Foo, Harris
	Title:	Chief Executive Officer and Director

62